As filed with the Securities and Exchange Commission on November 23, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTERSEARCH GROUP, INC.

(Exact name of registrant as specified in its charter)

Florida	7389	59-3234205
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Kearny Street, Suite 550

San Francisco, CA 94018

(415) 901-0410

(Address and telephone number of principal executive offices and principal place of business)

Daniel M. O’Donnell, President and Chief Executive Officer

222 Kearny Street, Suite 550

San Francisco, CA 94018

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin A. Traber

Carolyn T. Long

Foley & Lardner LLP

100 N. Tampa Street, Suite 2700

Tampa, Florida 33602

(813) 229-2300

Fax: (813) 221-4210

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	6,640,625 shares	$5.18	(2)	$34,398,438	$4,049
Common Stock, par value $0.001 per share, issuable upon exercise of warrants	6,914,063 shares	$5.18	(3)	35,814,847	4,216
Total	13,554,688 shares			$70,213,285	$8,265

(1)	All 13,554,688 shares registered pursuant to this registration statement are to be offered by the selling shareholders. Pursuant to Rule 416 under the Securities Act, this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events, or as a result of anti-dilution provisions contained in the warrants.
(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the bid and ask prices of the Registrant’s common stock on the pink sheets on November 16, 2005, which was approximately $5.18.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

13,554,688 Shares

Common Stock

The common stock being registered by this prospectus, or the shares, may be sold from time to time by 12 of our current shareholders, or the registering shareholders.

The resale of the shares is not being underwritten. The registering shareholders may sell or distribute the shares, from time to time depending on market conditions and other factors, through underwriters, dealers, brokers or other agents, or directly to one or more purchasers. The offering price may be the market price prevailing at the time of sale or a privately negotiated price. We will not receive any of the proceeds from the sale of the shares. We may, however, receive proceeds if some or all of the warrants held by the registering shareholders are exercised. We are paying substantially all expenses incidental to registration of these shares.

Our common stock is quoted in the over-the-counter market through Pink Sheets LLC, or the pink sheets, under the symbol “IGPN.” The average of the bid and ask prices of our common stock on the pink sheets on November 16, 2005 was $5.18 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Unless otherwise specified or the context otherwise requires, references in this prospectus to “we,” “our” and “us” and the “Company” refer to InterSearch Group, Inc. and its wholly-owned subsidiaries, including InterSearch Corporate Services, Inc. (formerly Corporate Consulting Services, Inc.), Walnut Ventures, Inc., La Jolla Internet Properties, Inc., Internet Revenue Services, Inc. and Overseas Internet Properties, Inc. on a consolidated basis.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Except as otherwise indicated, information in this prospectus assumes a 1:40 reverse stock split that took effect on October 19, 2005.

InterSearch Group

Our Business

We primarily provide Internet search services that facilitate access to relevant information on the Internet. We also provide corporate services, which includes Internet and technology consulting services to a variety of Fortune 500 companies primarily in the financial services industry. We designed our suite of services to provide businesses an effective method of driving qualified prospects for their products and services to their websites.

Our distribution network consists of search engines and our owned and managed web properties. With our recent acquisition of the website business relating to www.irs.com, we now own or have the exclusive right to use approximately ten web properties and manage an additional 30,000 web properties. Our portfolio of web properties generally contain commercially-relevant search terms in many of the Internet’s most popular commerce categories and may include geographically-targeted elements. When users connect to our web properties or use our search engine, they will find relevant sponsored listings. We intend to continue expanding our portfolio of web properties in order to increase our proprietary base of online user traffic.

Our Internet search services generate revenue each time an Internet user initiates a search on our distribution network and performs a follow-on click-through on an advertiser listing. Businesses purchase listings from us and our advertising network partners, which we display on our network in response to targeted keyword searches performed by Internet users. During the nine months ended September 30, 2005, we received an average of approximately 1.8 million Internet searches per day from our network.

We also provide corporate services, including Internet and technology consulting services in the areas of information technology and search engine marketing to various Fortune 500 and other companies, including Bank of America, Charles Schwab, Legent Clearing, Wachovia Bank and Wells Fargo. We endeavor to provide clients with qualified individuals on a contractual basis with the appropriate skills and experience to service their needs. In order to be successful, we must understand our clients’ needs, determine and understand the capabilities of the consultants we employ, and deliver and manage the client-consultant relationship to the satisfaction of both our clients and the consultants we provide.

While we currently provide Internet search services and Internet and technology consulting services, we intend to explore offering additional complementary products and services in the future. We intend to leverage our relationships with our consulting clients to expand our Internet search services offerings. For example, we have implemented a pilot program at Legent Clearing LLC. where we offer a customized paid search product, called Search Equity (TM), designed to monetize the search activity that originates from their corporate network. While we have generated no meaningful revenues to date from our Search Equity product, we have received expressions of interest from additional companies to implement a pilot program.

Industry Overview

The Internet and Online Commerce

As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services. Forrester Research estimates that spending for online marketing, which includes display advertising, search engine marketing and email marketing, will increase from $10.6 billion in 2005 to $19.7 billion in 2010. The advertising industry, and specifically online advertising, is evolving to meet the increasing online demands of both consumers and businesses.

Paid Search Advertising

Paid search or pay-per-click advertising displays advertisers’ product and service listings to online consumers in response to their keyword search queries. This feature gives advertisers the ability to target their online advertisements to individuals with specific and immediate interests in their products or services. Because advertisers pay only when an Internet user actually clicks-through on the advertiser’s listing, pay-per-click advertising allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their advertising campaigns accordingly. Although businesses have many online advertising options, we believe that pay-per-click advertising has grown faster and will continue to grow faster than most other online advertising alternatives because it allows businesses to access consumers at the time they have demonstrated a specific interest in an advertiser’s products or services through their Internet search. According to Forrester Research, search engine marketing spending will increase from $5.7 billion in 2005 to $11.6 billion in 2010.

The online paid search market is intensely competitive. Although we partner with the most predominant search engines to provide paid search results on our distribution networks, we also compete with those search engines for Internet search traffic. Our primary current competitors include Yahoo!, Google, MSN, Ask.com and Marchex. Nearly all of our competitors have longer operating histories, larger distribution networks, greater brand recognition and significantly greater financial, marketing and other resources than we do.

Direct Navigation

There are three primary means through which online users access and search for information, products and services on the Internet: search engines, commerce portals and direct navigation web properties. Direct navigation is characterized by online users directly accessing a website by typing descriptive keywords or keyword strings into the uniform resource locator, or URL, address box of an Internet browser or by using a bookmark. Direct navigation and the use of search engines, however, are not mutually exclusive, as Internet users may also navigate to a website through referring or partner traffic sources.

Our Strategy

Our objective is to be a leader in the Internet search services industry primarily by increasing our revenues from our portfolio of web properties, expanding our advertising base, and enhancing the services we currently provide. Key elements of our strategy include the following:

•	Expand Presence in the Direct Navigation Market. In connection with our recent acquisition of the website business of www.irs.com, we intend to implement numerous initiatives to increase the traffic to and associated revenues from that web property. We also intend to continue making selective acquisitions of additional web properties in niche commerce categories.

•	Diversify Our Distribution Network. Historically, we have focused on primarily search engine marketing and desktop applications as a means of aggregating Internet search traffic. With our acquisition of the website business of www.irs.com, we intend to increase the number of searches we receive on web properties that we own or manage.

•	Continue Building Search Engine Optimization and Marketing Services. We intend to leverage our relationships with our corporate services clients, many of which are Fortune 500 companies, to provide additional Internet search services, such as our customized paid search product designed to monetize search activity on corporate networks, called Search Equity™.

•	Expand Into International Markets. We intend to explore expanding our relationships with large aggregators of Internet paid search results to provide country-specific international search results for our web properties.

•	Expand Our Advertiser Network. We intend to expand our relationships to include additional advertising network partners that provide localized paid search results in an effort to increase and diversify our revenues.

Acquisitions

We were organized as Economic & Investment Technologies, Inc. on April 7, 1994. Acquisitions have been an important part of our corporate history. In October 2004, we acquired Corporate Consulting Services, Inc. (now known as InterSearch Corporate Services, Inc.), a provider of Internet and technology, training and consulting services to companies primarily in the financial services industry, through a reverse merger transaction. In connection with this transaction, we changed our name to InterSearch Group, Inc.

In December 2004, we acquired Walnut Ventures, Inc., a provider of paid search services founded in February 2003, in a reverse merger transaction. Through the Walnut Ventures acquisition, we acquired our Internet search services business, which includes an in-house sales force and a portfolio of Internet domain names, revenue-generating contracts, and technology and systems for the operation of our Internet search services business.

In February 2005, we acquired La Jolla Internet Properties, an owner and operator of web properties. In addition to acquiring revenue-producing domain names, our acquisition of La Jolla Internet Properties enables us to provide business customers with web property development and search engine optimization services.

In September 2005, we acquired through our wholly owned subsidiary, Internet Revenue Services, Inc., certain assets of DotCom Corporation, including the business relating to the operation of the domain name www.irs.com.

We believe that our DotCom Corporation asset acquisition will provide us with several benefits, including:

•	a web property that generated several million visitors between January and October 2005;

•	an opportunity to leverage our experience in the paid search services industry to increase the revenues of a unique web property; and

•	an opportunity to expand our share of the paid search market through direct navigation.

Certain shares of our common stock issued to DotCom Corporation as consideration for the acquisition are currently being held in escrow. We are obligated to repurchase these shares upon the earlier of (1) the expiration of five business days following the closing of a sale of our common stock in an underwritten public offering or (2) August 12, 2006 for a purchase price of $6,150,000. It is unlikely that we will be able to finance our repurchase of the escrow shares without additional debt or equity financing. If we default on our obligation to repurchase the escrow shares, our right to use the domain name www.irs.com shall revert to DotCom Corporation, in which case we will not realize the value paid for this acquisition, which could materially harm our business, financial condition and results of operations.

Our Company

Our principal executive offices are located at 222 Kearny Street, Suite 550, San Francisco, California 94018, and our telephone number is (415) 901-0410. We maintain a number of websites, including our corporate website at www.intersearch.com. The information on our websites is not incorporated by reference into and does not form a part of this prospectus.

THE OFFERING

Common stock offered by registering shareholders	13,554,688 shares

Common stock outstanding as of October 19, 2005	25,191,157 shares

Use of proceeds

We will not receive any of the proceeds from the sale of the shares. However, we are paying substantially all expenses incidental to their registration. If all warrants are fully exercised, we will receive approximately $8.1 million in cash from certain of the registering shareholders.

Trading market symbol	Our common stock is currently traded in the over-the-counter market and quoted in the “Pink Sheets” under the symbol “IGPN.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

The number of shares of common stock to be outstanding as of October 19, 2005 does not include:

•	787,500 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $0.46 per share;

•	6,914,063 shares of common stock issuable upon the exercise of outstanding warrants, at a weighted average exercise price of $1.17 per share; and

•	744,124 shares of common stock reserved for future grant and issuance under our 2004 equity incentive plan.

Summary Financial Data

The following table summarizes historical financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The summary information for year ended December 31, 2004 and for the period from February 6, 2003 (inception) to December 31, 2003 has been derived from our financial statements, which were audited by Hacker Johnson & Smith P.A., and are included elsewhere in this prospectus. The summary information as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 has been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly. The consolidated financial statements presented herein for 2003 and the interim period in 2004 only include the accounts of Walnut Ventures, Inc. as our company engaged in a reverse acquisition subsequent to the end of the 2004 interim period with Walnut Ventures being deemed the acquiring company for accounting purposes.

We implemented a 1:40 reverse stock split that took effect on October 19, 2005, which resulted in the Company having 25,191,157 shares issued and outstanding on such date. All share and per share amounts have been restated to retroactively reflect the stock split.

	Nine months ended September 30,		Year ended December 31, 2004	Period from February 6, 2003 (inception) to December 31, 2003
	2005	2004
	(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$12,581	$8,920	$12,750	$3,403

Cost of revenues:
Traffic acquisition costs	5,053	5,236	7,153	2,112
Cost of consulting services	1,647	—	130	—
Sales and marketing	666	391	665	303
General and administrative	3,398	2,062	3,057	1,044

Total expenses	10,764	7,689	11,005	3,459

Earnings (loss) from operations	1,817	1,231	1,745	(56)

Interest expense	110	—	10	—

Earnings (loss) before income taxes	1,707	1,231	1,735	(56)

Income taxes (benefit)	671	—	447	(27)

Net earnings (loss)	$1,036	$1,231	$1,288	$(29)

Preferred stock dividends	496	—	40	—

Net earnings (loss) available to common shareholders	$540	$1,231	$1,248	$(29)

Basic earnings (loss) per share	$.04	$.07	$.08	$—

Diluted earnings (loss) per share	$.03	$.07	$.07	$—

Basic weighted average common shares outstanding	14,016,646	17,180,347	16,029,318	17,180,347
Diluted weighted average common shares outstanding	20,976,053	17,196,783	17,992,245	17,180,347

As of September 30, 2005
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$235
Working capital (deficiency)	(8,083)
Total assets	17,530
Total liabilities	11,352
Stockholders’ equity	6,179

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.

RISKS RELATING TO OUR COMPANY, OUR BUSINESS, AND OUR INDUSTRY

Our limited operating history makes evaluation of our business difficult.

We were incorporated in Florida in 1994. We acquired Intersearch Corporate Services, Inc. in October 2004, Walnut Ventures, Inc. in December 2004 and La Jolla Internet Properties, Inc. in February 2005, and in September 2005 we acquired certain assets of DotCom Corporation.

We have limited historical financial data upon which to base planned operating expenses or forecast accurately our future operating results. Further, our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. Our failure to address these risks and difficulties successfully could seriously harm us.

We have incurred losses and may incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We have significantly increased our operating expenses by expanding our operations and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We face intense competition from larger, more established companies, and we may not be able to compete effectively, which could reduce demand for our services.

The online paid search market is intensely competitive. Although we currently pursue a strategy that allows us to partner with owners of websites and search engines, our current and future advertising and distribution network partners may view us as a threat to their own internal paid search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry has recently experienced consolidation, including the acquisitions of companies offering paid search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid search services. If these industry trends continue, or if we are unable to compete in the paid search market, our financial results may suffer.

Additionally, larger companies may implement technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, our distribution network partners’ websites and less likely to click-through on sponsored listings from our advertising network partners. The implementation of such technologies could result in a decrease in our revenues. If we are unable to successfully compete against current and future competitors or if our current advertising network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We rely on our advertising network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.

We rely on our advertising network partners to provide us with advertiser listings so that we can distribute these listings through our distribution network in order to generate revenue when a consumer click-through occurs on our advertiser network partners’ sponsored listings. For the nine months ended September 30, 2005, 78% of our revenue was derived from our advertising network partners. Our success depends, in part, on the maintenance and growth of our advertising network. If we are unable to develop or maintain relationships with our advertising network partners, our operating results and financial condition will suffer.

Two of our advertising network partners have provided a substantial portion of our revenue; the loss of either of these partners may have a material adverse effect on our operating results.

Our advertising network partner, Yahoo!, through its Overture subsidiary, is our largest advertising network partner representing approximately 59% and 91% of our total revenue for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. Our advertising network partner, IAC/InterActiveCorp (the parent company of Ask Jeeves, Inc.), or Ask Jeeves, represented approximately 19% and 6% of our total revenue for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. It is difficult to predict whether Overture and Ask Jeeves will continue to represent such a significant portion of our revenue in the future. Either of these advertising network partners may choose not to renew our agreements in the future. We cannot assure you that we could replace the sponsored listings provided by Overture or Ask Jeeves with those of other advertising network partners. Even if we replace Overture or Ask Jeeves, we cannot assure you that we would receive the same number of revenue-generating click-throughs or that we could service the same breadth of search requests, in which case our business and financial results may be harmed.

Two of our customers account for a significant portion of our accounts receivable, and the failure to collect from those customers would harm our financial condition and results of operations.

Yahoo!, through its Overture subsidiary, and Ask Jeeves have and will likely continue for the foreseeable future to account for a significant portion of our accounts receivable. At September 30, 2005 and December 31, 2004, Overture represented approximately 66% and 75%, respectively, of our total accounts receivable and Ask Jeeves represented approximately 23% and 13%, respectively, of our total accounts receivable for the period. These accounts have been, and will likely continue to be, unsecured and any failure to collect on these accounts would harm our financial condition and results of operations.

We depend on certain distribution partners for distribution of our services, and we derive a significant portion of our total revenue through these distribution partners. A loss of distribution partners or a decrease in revenue from certain distribution partners could adversely affect our business.

We supply the sponsored listings of our advertising network partners through a relatively small number of distribution partners. Direct Revenue, LLC, or Direct Revenue, is our largest distribution partner. We derived approximately $3.0 million or 23.6% of our total revenue for the nine months ended September 30, 2005 and 15.7% of our gross profit during the same period from click-throughs received through Direct Revenue. For the year ended December 31, 2004, distribution through Direct Revenue collectively represented 35% of InterSearch Group, Inc.’s total revenue.

Our existing agreements with many of our larger distribution partners are primarily structured on a variable-payment basis, under which we make payments based on a specified percentage of revenue or based on the number of paid click-throughs. Our agreement with Direct Revenue expires in January 2006. While we intend to negotiate to continue our relationship with Direct Revenue beyond January 2006, we cannot assure you that this relationship will remain in place. Furthermore, there are no guarantees that any of our relationships with our distribution partners will remain in place over the short- or long-term. In addition, we cannot be assured that any of these distribution partners will continue to generate current levels of revenue for us. A loss of any of these distribution partners or a decrease in revenue from any one of these distribution relationships could have an adverse effect on our revenue, and the loss of Direct Revenue could have a material adverse effect on our business, financial condition and results of operations.

Companies distributing advertising on the Internet have experienced, and will likely continue to experience, consolidation. This consolidation has reduced the number of partners that control the online advertising outlets with the most user traffic. As a result, the larger distribution partners have greater control over determining the market terms of distribution, including placement of merchant advertisements and cost of placement. In addition, many participants in the performance-based advertising and search marketing industries control significant portions of the traffic that they deliver to advertisers. We do not believe, for example, that Yahoo! and Google are as reliant as we are on a third-party distribution network to deliver their services. This gives these companies a significant advantage over us in delivering their services, and with a lesser degree of risk.

If we do not maintain and grow a critical mass of advertising network and distribution network partners, the value of our services could be adversely affected.

Our success depends, in part, on the maintenance and growth of a critical mass of advertising network and distribution network partners and a continued interest in our performance-based advertising and search marketing services. If our business is unable to achieve a growing base of advertisers through our advertising network partners, our current distribution partners may be discouraged from continuing to work with us, and this may create obstacles for us to enter into agreements with new distribution partners. Similarly, if our distribution network does not grow and does not continue to improve over time, current and prospective advertising network partners may reduce or terminate their business with us. Any decline in the number of advertising network and distribution network partners could adversely affect the value of our services.

We may need additional funding to meet our obligations under the DotCom Corporation acquisition documents and to pursue our business strategy. Additional funding may not be available to us and our financial condition could therefore be adversely affected.

We will require additional funding to meet our obligation to repurchase shares of our common stock issued to DotCom Corporation as consideration in our acquisition transaction for a purchase price of $6,150,000. We may also need additional funding to pursue our business strategy, which may include the selective acquisition of businesses and technologies. There is no assurance that additional financing will be available to us in amounts or on terms acceptable to us, if at all. Furthermore, our financing documents with Barron Partners LP restrict our ability to engage in any financing involving the issuance of preferred stock without their consent. If adequate additional funds are not available to us, we may not realize the benefits of our DotCom Corporation acquisition. In addition, we may be required to delay, reduce the scope of, or eliminate material parts of the implementation of our business strategy, including potential additional acquisitions.

We expect that our anticipated future growth including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.

A key component of our business strategy includes strengthening our competitive position in the direct navigation market through selective acquisitions of additional web properties. Furthermore, we may expand our operations or market presence by pursuing acquisitions of complementary business, services or technologies or engage in other strategic alliances with third parties. Integrating any newly acquired web property or company may be expensive and time-consuming. To finance any acquisition, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies, the impairment of relationships with existing employees and customers, and potential overpayment for a company or its asset. We have limited experience in these types of acquisitions, and we may not be successful in overcoming these risks or any other potential problems. We cannot assure you that we will be able to consummate any acquisitions or, if consummated, successfully integrate the operations and management of future acquisitions. If we are unable to attract and consummate acquisitions, our growth could be adversely impacted.

If we fail to detect click-through fraud, we could lose the confidence of our advertising network partners, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in pay-per-click advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertising network partners may become dissatisfied with us, which could lead to loss of advertising network partners and revenue.

The market for Internet and paid search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid search advertising, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Paid search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that paid search results are less relevant and reliable than non-paid search results, and may view paid search results less favorably than search results generated by non-paid search engines. If consumers reject our paid search services, or commercial use of the Internet generally, and the number of click-throughs on listings in our distribution network decreases, the commercial utility of our search services could be adversely affected.

Our future success will depend upon the continued development and enhancement of our services and technologies.

The Internet and online commerce industries are characterized by rapid technological change, changing market conditions and customer demands. Our future success will substantially depend on our ability to enhance our existing services, develop new services and proprietary technology and respond to technological advances in a timely and cost-effective manner. The development of our systems and other proprietary technologies entails significant technical and business risk. If we are unable to capitalize on our new services and continue to enhance our existing services in a cost-effective manner, our business could be materially adversely affected.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from:

•	fire;

•	floods;

•	network failure;

•	hardware failure;

•	software failure,

•	power loss;

•	telecommunications failures;

•	break-ins;

•	terrorism, war or sabotage;

•	computer viruses;

•	denial of service attacks;

•	penetration of our network by unauthorized computer users and “hackers” and other similar events;

•	natural disaster; and

•	other unanticipated problems.

We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our advertising network and distribution network partners, our revenue may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and technology platform. If we fail to accomplish these tasks in a timely manner, our business and reputation will likely suffer.

We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third party data center providers to host our main servers and expect to continue to do so. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

We depend on the growth of the Internet and Internet infrastructure for our future growth and any decrease or less than anticipated growth in Internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

•	possible disruptions or other damage to the Internet or telecommunications infrastructure;

•	failure of the individual networking infrastructures of our advertising network and distribution network partners to alleviate potential overloading and delayed response times;

•	a decision by merchant advertisers to spend more of their marketing dollars in offline areas;

•	increased governmental regulation and taxation; and

•	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business prospects.

Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.

Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel, including Daniel M. O’Donnell our Chief Executive Officer and Gary Bogatay our Chief Financial Officer, Secretary and Treasurer. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.

Any intellectual property litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.

Our success is substantially dependent upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. Although we have filed patent applications and provisional patents on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We cannot assure you that we will be able to secure significant protection for our trademarks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.

Our quarterly results of operations might fluctuate due to seasonality, which could adversely affect our growth rate and in turn the market price of our securities.

Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in our industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and in turn the market price of our securities. In addition, as a result of our acquisition transaction with DotCom Corporation, we expect to receive a significant portion of our future revenues from operating the website business of www.irs.com. We expect the revenues associated with this website business to be largely seasonal in nature, with peak revenues occurring during January through April.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our operating results.

We may be exposed to risks associated with expansion into international markets, which may adversely affect our business.

We may expand our operations internationally. Expansion into international markets requires management attention and resources and exposes us to additional risks and uncertainties, including:

•	localization of our services, including translation into foreign languages;

•	unexpected changes in foreign regulatory requirements, including Internet and technology regulations;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	potentially adverse tax consequences, including foreign tax systems and restrictions on the repatriation of earnings;

•	currency exchange rate fluctuations;

•	complying with a wide variety of foreign laws and different legal standards; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our proposed international business and, consequently, our results of operations.

We may be subject to lawsuits for information displayed on our websites and the websites of advertisers displayed on our distribution network, which may affect our business.

Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings is currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our distribution network. These kinds of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by advertisers displayed on our distribution network. Our potential liability for unlawful activities of advertisers or for the content of advertisers’ listings displayed on our distribution network could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these kinds of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

If we are unable to obtain and maintain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage.

We may not be able to obtain and maintain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect our business.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the Securities and Exchange Commission.

Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, our business could be adversely affected.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud, which could harm our brand and operating results.

Effective internal controls are necessary for us to provide reliable and accurate financial reports and effectively prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess and our auditors attest to the design and operating effectiveness of our controls over financial reporting. Our compliance with the annual internal control report requirement for our first fiscal year ending on or after June 30, 2007, the requisite SEC compliance date, will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We expect these systems and controls to become increasingly complex to the extent that we integrate acquisitions and our business grows. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. We cannot be certain that these measures will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results or cause us to fail to meet our financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Current accounting rules require that goodwill and other intangible assets with indefinite useful lives be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

We have substantial goodwill and other intangible assets, and we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. Any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Government and legal regulations may damage our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services. The Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid search listings on search results. The adoption of laws or regulations relating to placement of paid search advertisements or user privacy, defamation or taxation may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be liable for breaches of security on our website.

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Although we have developed systems and processes that are designed to protect consumer information and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.

Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.

RISKS RELATING TO THE DOTCOM ASSET ACQUISITION

We may not be able to complete the transfer of the domain name www. irs.com, which could negatively impact our reputation and prospects.

We acquired the business relating to the operation of the website www.irs.com. The domain name and registration rights thereto will not be transferred to us until we repurchase shares of our common stock issued to

DotCom Corporation as consideration for the acquisition, which are currently held in escrow or DotCom Corporation’s buyout of our repurchase right. Our repurchase of the escrow shares becomes mandatory upon the earlier of (1) the expiration of five business days following the closing of a sale of our common stock in an underwritten public offering or (2) August 12, 2006 for a purchase price of $6,150,000. It is unlikely that we will be able to finance our repurchase of the escrow shares without additional debt or equity financing. Additional financing may not be available to us on acceptable terms or at all. If we default on our obligation to repurchase the escrow shares, our right to use the domain name www.irs.com shall revert to DotCom Corporation, in which case we will not realize the value paid for this acquisition, which could materially harm our business, financial condition and results of operations.

We have expended significant management time and resources to consummate the acquisition transaction with DotCom Corporation and related financings, which could have been used for other purposes or opportunities. If the domain name www.irs.com and registration rights thereto are not transferred to us, we will have incurred significant expense that may affect our financial results. We will also have potentially foregone other transactions or devoted resources that could have been directed to our current operations during that period. A failure to complete the transfer of the domain name www.irs.com would, at this juncture in our corporate history, negatively impact our reputation and could adversely affect our prospects for future acquisitions or the terms on which we may complete such acquisitions.

We may not be able to realize the intended and anticipated benefits from the DotCom asset acquisition, which could affect the value of the asset acquisition to our business strategy and our ability to meet our financial obligations and targets.

We may not be able to realize the intended and anticipated benefits that we currently expect from the DotCom asset acquisition. These intended and anticipated benefits include increasing our cash flow from operations and broadening our distribution network.

Factors that could affect our ability to achieve these benefits include:

•	In order to achieve the desired financial results from this acquisition, we will need to transition the existing commercial relationship for the URL www.irs.com to better terms or develop other relationships for delivery of pay-per-click listings on this URL, or some combination of both.

•	Our domain name acquisition efforts are subject to rules and guidelines established by registries that maintain Internet domain name registrations and the registrars that process and facilitate Internet domain name registrations. The registries and registrars may change the rules and guidelines for acquiring Internet domains in ways that may prove detrimental to our domain name acquisition efforts.

•	Our direct navigation business is dependent on current technologies and user practices. If browser or search technologies were to change significantly, it may be detrimental to our direct navigation business.

If the acquired business is not integrated into our business as we anticipate, we may not be able to achieve these benefits or realize the value paid for the asset acquisition, which could materially harm our business, financial condition and results of operations.

We may experience unforeseen liabilities in connection with the DotCom asset acquisition or our acquisition of other Internet domain names, which could negatively impact our financial results.

The DotCom asset acquisition involves the acquisition of the business relating to the operation of a previously-owned Internet domain name, www.irs.com. Furthermore, we intend to continue to acquire in the future additional previously-owned Internet domain names. In some cases, these acquired names may have trademark significance that is not readily apparent to us or is not identified by us in the purchasing process. As a result we may face demands by third party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired Internet domain names under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the U.S. Anti-Cybersquatting Consumer Protection Act.

We intend to review each claim or demand which may arise from time to time on its merits on a case-by-case basis with the assistance of counsel and we intend to transfer any rights acquired by us to any party that has demonstrated a valid prior right or claim. We cannot, however, guarantee that we will be able to resolve these disputes without litigation. The potential violation of third party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

Regulation could reduce the value of the Internet domain names acquired or negatively impact the Internet domain acquisition process, which could significantly impair the value of our DotCom Corporation asset acquisition.

The DotCom business includes the registration of the Internet domain name www.irs.com. The acquisition of Internet domain names generally is governed by regulatory bodies. The regulation of Internet domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional requirements for previously-owned Internet domain names or modify the requirements for holding Internet domain names. As a result, we might not acquire or maintain names that contribute to our financial results in the same manner as reflected in the historical financial results of DotCom. Because the www.irs.com Internet domain name is an important asset, which supports the valuation of the DotCom asset acquisition, a failure to acquire or maintain such Internet domain name once acquired could adversely affect our financial results and our growth. Any impairment in the value of this important asset could have a material adverse effect on our operating results.

RISKS RELATING TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading of our common stock is conducted on the pink sheets, an inter-dealer quotation system that provides significantly less liquidity than the OTC Bulletin Board, NASDAQ market or the national securities exchanges. In addition, trading in our common stock has been extremely limited. This limited trading adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, you may obtain lower prices for our common stock than might otherwise be obtained and there could be a larger spread between the bid and ask prices for our common stock.

Our common stock is classified as a “penny stock” under SEC rules which limits the market for our common stock.

Because our stock is not traded on a stock exchange or on the NASDAQ National Market or the NASDAQ Small Cap Market, and because the market price of the common stock has historically been less than $5.00 per share, our common stock may be classified as a “penny stock.” Our stock has only recently traded above $5.00 per share in connection with our reverse stock split effected on October 19, 2005. SEC Rule 15g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an “established customer” or an “accredited investor.” This includes the requirement that a broker-dealer must make a determination that investments in penny stocks are suitable for the customer and must make special disclosures to the customers concerning the risk of penny stocks. Many broker-dealers decline to participate in penny stock transactions because of the extra requirements imposed on penny stock transactions. Application of the penny stock rules to our common stock reduces the market liquidity of our shares, which in turn affects the ability of holders of our common stock to resell the shares they purchase, and they may not be able to resell at prices at or above the prices they paid.

The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our shareholders and result in shareholder litigation with substantial costs, economic loss and diversion of our resources.

We cannot predict the extent to which investor interest will support an active and liquid trading market for our common stock. In addition, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our advertising and distribution network partners;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of intellectual property litigation by or against us;

•	success of our international expansion;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.

Due to the emerging nature of the paid search market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our common stock. In addition, the stock market in general, and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

As of October 19, 2005, our executive officers, directors, and their affiliates beneficially owned or controlled approximately 51% of the outstanding shares of our common stock. Accordingly, these executive officers, directors, and their affiliates, acting as a group, will have substantial influence and may control the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of shares of our common stock that are eligible for sale by our shareholders may decrease the price of our common stock.

We had 25,191,157 shares of common stock outstanding on October 19, 2005. Of these shares, 22,684,700 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act. In addition, there were outstanding options to purchase 787,500 shares of our common stock and warrants to purchase 6,914,063 shares of our common stock. The shares issuable upon exercise of all such warrants to purchase shares of our common stock are included in this prospectus. Actual sales, or the prospect of sales by our present shareholders or by future shareholders, may have a negative effect on the market price of our common stock.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our articles of incorporation, our bylaws and Florida law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our shareholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our articles of incorporation and in our bylaws:

•	special meetings of our stockholders may be called by our Chairman of the Board, by our Chief Executive Officer, by our President, by the board of directors or by the holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting (when requested in a written, signed and dated demand);

•	newly-created directorships and vacancies on our board of directors may be filled by an affirmative vote of a majority of the remaining directors, or by our shareholders;

•	a director may be removed with or without cause, at a meeting of the shareholders called expressly for that purpose, as provided in Section 607.0808, Florida Statutes;

•	our bylaws may be further amended by a majority of the shareholders entitled to vote thereon present at any shareholders’ meeting if notice of the proposed action was included in the notice of the meeting or is waived in writing by a majority of the shareholders entitled to vote thereon; and

•	our board of directors is authorized to issue, without further action by our shareholders, up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted or imposed on such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares. However, we are paying substantially all expenses incidental to their registration. We may receive proceeds if warrants are exercised by certain of the registering shareholders. The proceeds to us of such warrant exercises, if any, will be used for working capital purposes or any other purpose approved by our Board of Directors.

PRICE RANGE OF OUR COMMON STOCK

Market for Common Stock

Our common stock is quoted in the over-the-counter market through Pink Sheets LLC, or the pink sheets, under the symbol “IGPN.” Before October 19, 2005, our common stock traded on the pink sheets under the symbol “ISGP.” At the close of business on October 19, 2005, there were 25,191,157 outstanding common shares which were held by approximately 150 shareholders of record.

The following table (1) sets forth the high and low bids for the common shares as quoted on the pink sheets for the periods indicated and (2) has been adjusted to reflect a 1:40 reverse stock split of our common stock that took effect on October 19, 2005:

	High	Low
Year Ended December 31, 2003:
First Quarter	$0.20	$0.20
Second Quarter	$0.20	$0.20
Third Quarter	$0.40	$0.04
Fourth Quarter	$0.04	$0.04
Year Ended December 31, 2004:
First Quarter	N/A	N/A
Second Quarter	N/A	N/A
Third Quarter	N/A	N/A
Fourth Quarter	$80.00	$0.80
Year Ended December 31, 2005:
First Quarter	$42.80	$8.00
Second Quarter	$14.00	$6.40
Third Quarter	$12.80	$4.80
Fourth Quarter (through November 16, 2005)	$10.10	$5.20

The quotations in the above table reflect inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions. On November 16, 2005, the closing bid and closing ask prices of the common shares as quoted on the pink sheets were $0.26 and $10.10 per share, respectively.

DIVIDEND POLICY

We elected to be treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the “Code”), and comparable state laws for the period from January 1, 2004 to December 10, 2004. As a result, our earnings, since such initial election, were included in the taxable income of our shareholders for federal and state income tax purposes, and we were not subject to income tax on such earnings, other than franchise and net worth taxes. Since December 10, 2004, in connection with the our acquisition of Walnut Ventures, we have been treated for federal and state income tax purposes as a corporation under Subchapter C of the Code and are subject to state and federal income taxes. By reason of our treatment as an S Corporation for federal and state income tax purposes, we, for the period from January 1, 2004 until our conversion to a subchapter “C” corporation, provided to our shareholders funds for the payment of income taxes on our earnings. To date, we have declared distributions relating to our S Corporation status of approximately $341,820, and we estimate that we will make additional S Corporation distributions of $92,511 by the end of February 2006 to the former shareholders of La Jolla Internet Properties, Inc. for the 2005 period prior to the consummation of the acquisition of La Jolla. Except for the S Corporation distributions described above, and except for dividends distributed to preferred stockholders in the amount of $496,425 from January to September 2005, earnings have been retained in the operations of our business, and we do not anticipate paying cash dividends on our common shares in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors. Our current policy is to retain all of our earnings to finance the growth and development of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When you read this section of this prospectus, it is important that you also read the financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the “Risk Factors” section of this prospectus.

Overview

We primarily provide Internet search services that facilitate access to relevant information on the Internet. Our Internet search services enable businesses to increase their online transactions through targeted online advertising to Internet users in response to their keyword search queries. We also provide corporate services, which includes Internet and technology consulting services to a variety of Fortune 500 companies primarily in the financial services industry.

We currently depend, and expect to continue to depend in the near future, upon a relatively small number of advertising and distribution network partners for a significant percentage of our revenues. Our advertising network partners, Yahoo!, through its Overture subsidiary, and Ask Jeeves, together represented 78% of our revenues for the nine months ended September 30, 2005. A significant reduction in click-throughs or an advertising network partner exerting significant pricing pressures on us would have a material adverse effect on our results of operations.

We also depend on relatively few distribution network partners for the distribution of our services. Direct Revenue, LLC is our largest distribution partner. We derived approximately 23.6% of our total revenue from distribution through Direct Revenue for the nine months ended September 30, 2005 and 15.7% of our total revenue for the quarter ended September 30, 2005. Our agreement with Direct Revenue expires in January 2006. While we intend to negotiate to continue our relationship with Direct Revenue beyond January 2006, we cannot assure you that this relationship will continue or, if continued, that our percentage of revenues derived through Direct Revenue will continue to decline. Accordingly, any termination of our relationship with Direct Revenue could have a material adverse effect on our results of operations or financial condition.

The historical financial information reflected in this prospectus does not include certain expenses that we will incur once we are a public company. For example, we will incur expenses relating to compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the reporting requirements of the SEC. In addition, our operating expenses will increase as a result of implementing our growth strategy, as we will likely improve our information systems and reporting systems and increase personnel.

Corporate History and Structure

We were organized as Economic & Investment Technologies, Inc. on April 7, 1994. In 1996, we changed our name to MultiTech Brokerage Solutions, Inc., and changed our name in November 2000 to MBSL Group, Inc. Acquisitions have been an important part of our corporate history. In October 2004, we acquired Corporate Consulting Services, Inc., a provider of Internet and technology, training and consulting services to companies primarily in the financial services industry, through a reverse merger transaction. We acquired Corporate Consulting Services in exchange for 964,109 shares in the aggregate of our common stock, par value $.001 per share, plus promissory notes in the aggregate amount of $129,104. Corporate Consulting Services was founded in January 2002. In connection with this transaction, we changed our name to InterSearch Group, Inc. In October 2005, we changed the name of our wholly owned subsidiary, Corporate Consulting Services, Inc. to InterSearch Corporate Services, Inc.

The following separate financial statements of InterSearch Corporate Services, Inc. are included elsewhere herein:

•	the year ended December 31, 2003 (audited);

•	the nine months ended September 30, 2003 (unaudited); and

•	the nine months ended September 30, 2004 (unaudited).

In December 2004, we acquired Walnut Ventures, Inc., a provider of paid search services founded in February 2003, in a reverse merger transaction. We acquired Walnut Ventures in exchange for issuing 3,436,068 shares of our Series A Preferred Stock, par value $.001 per share, and 1,343,376 shares of our common stock. Through the Walnut Ventures acquisition, we acquired our Internet search services business, which includes an in-house sales force and a portfolio of Internet domain names, revenue-generating contracts, and technology and systems for the operation of our paid search services business. Although for legal purposes, Walnut Ventures was acquired by InterSearch, for accounting purposes, the transaction was accounted for as a reverse acquisition, as if Walnut Ventures acquired InterSearch, due to the fact that the former shareholders of Walnut Ventures owned a majority of InterSearch’s common stock as a result of the transaction.

In February 2005, we acquired La Jolla Internet Properties, Inc., an owner and operator of web properties, through merger in exchange for 2,500 shares of our Series B Preferred Stock, par value $0.001 per share. In addition to acquiring revenue-producing domain names, our acquisition of La Jolla Internet Properties enables us to provide business customers with web property development and search engine optimization services. The acquisition of La Jolla Internet Properties in February 2005 was a combination of entities under common control, and therefore, our consolidated financial statements were adjusted for all periods presented to include the assets, liabilities, and operations of La Jolla Internet Properties from its inception in May 2004.

In September 2005, we acquired through our wholly owned subsidiary, Internet Revenue Services, Inc., certain assets of DotCom Corporation, including the business relating to the operation of the domain name www.irs.com. The purchase price for this transaction consisted of:

•	$5,000,000 in cash; and

•	1,025,000 shares of the Company’s common stock.

All of the above-mentioned shares of the Company’s common stock issued to DotCom Corporation are being held in escrow and are subject to a call option agreement. Pursuant to the call option agreement, we may repurchase the shares held in escrow at any time before August 12, 2006 at a purchase price of $1,025,000 for each 1/6th increment of the escrow shares. If we exercise our call option, DotCom Corporation may retain all or part of the escrow shares by paying us $10,000 for every 1/6th increment of the escrow shares that DotCom desires to retain. Notwithstanding the foregoing, we must repurchase the escrow shares upon the earlier of (1) the expiration of five business days following the closing of a sale of our common stock in an underwritten public offering or (2) August 12, 2006 for a purchase price of $6,150,000. If we default on our obligation to repurchase the escrow shares, our right to use the domain name www.irs.com and to conduct business relating thereto shall revert to DotCom Corporation.

We believe that our DotCom Corporation asset acquisition will provide us with several benefits, including:

•	a web property that generated several million visitors between January and October 2005;

•	an opportunity to leverage our experience in the paid search services industry to increase the revenues of a unique web property; and

•	an opportunity to expand our distribution network and share of the paid search market through direct navigation.

The following separate financial statements of DotCom Corporation are included elsewhere herein, as well as related pro forma financial statements for 2004 and the nine months ended September 30, 2005:

•	the year ended December 31, 2003 (audited);

•	the year ended December 31, 2004 (audited);

•	the six months ended June 30, 2004 (unaudited); and

•	the six months ended June 30, 2005 (unaudited).

Consolidated Statements of Operations

Our consolidated statements of operations, stockholders’ equity, and cash flows have been presented for:

•	the period of February 6, 2003 (inception) to December 31, 2003 (audited);

•	the year ended December 31, 2004 (audited);

•	the nine months ended September 30, 2004 (unaudited); and

•	the nine months ended September 30, 2005 (unaudited).

Effective December 10, 2004, InterSearch entered into an Agreement and Plan of Merger with Walnut Ventures, Inc., in which 3,436,068 shares of InterSearch’s Series A Preferred Stock and 1,343,376 shares of common stock were issued to shareholders of Walnut Ventures in exchange for all of the then outstanding shares of Walnut Ventures. Although for legal purposes, Walnut Ventures was acquired by InterSearch, for accounting purposes, the transaction was accounted for as a reverse acquisition, as if Walnut Ventures acquired InterSearch, due to the fact that the former shareholders of Walnut Ventures then owned a majority of InterSearch’s common stock as a result of the transaction. The consolidated financial statements presented herein for the periods prior to the effective date of the acquisition only include the accounts of Walnut Ventures. The consolidated statements of shareholders’ equity have been converted from Walnut Venture’s capital stock structure to InterSearch’s capital stock structure to reflect the exchange of shares pursuant to the Agreement and Plan of Merger. All significant inter-company balances have been eliminated.

Business Segments

For financial reporting purposes, our business is divided into two segments beginning with the nine months ended September 30, 2005: corporate services, which includes Internet and technology consulting services and Internet search services. In prior periods, corporate services constituted less than ten percent of our revenues.

Internet Search Services

Our primary source of revenue is our Internet search services, which represented more than 90% of our revenues in all periods presented, except the nine months ended September 30, 2005 in which it constituted 83% of our revenues. With respect to our Internet search services, we typically generate revenue each time an Internet user initiates a search on our distribution network, which includes search engines and web properties, and clicks-through on an advertiser listing. Businesses purchase listings from our advertising network partners, which we display on our network in response to targeted keyword searches performed by Internet users. These listings are compiled and provided to us by our advertising network partners. We also generate revenue from online user traffic visiting our websites through direct navigation. We similarly may display on these websites the pay-per-click listings of our advertising network partners and of our direct advertisers that are relevant to the web property. We share in revenues generated by the sponsored listings of our direct advertisers rather than receiving a pay-per-click fee.

Our cost of revenues for our Internet search services primarily consists of traffic acquisition costs that relate to payments to our distribution network partners for access to their online user traffic. We enter into agreements of varying durations with distribution partners that integrate our pay-for-performance search services into their sites. The primary economic structure of our distribution partner agreements is a variable payment based on a specified percentage of revenue. Other economic structures that we may use to a lesser degree include:

•	variable payments based on a specified metric, such as number of paid click-throughs;

•	fixed payments, based on a guaranteed minimum amount of usage delivered; and

•	a combination arrangement with both fixed and variable amounts.

Our method of expensing traffic acquisition costs is based on whether the agreement provides for variable or fixed payments. Agreements with variable payments based on a percentage of revenue, number of paid click-throughs or other metrics are generally expensed based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate. Agreements with fixed payments are generally expensed at the greater of: (1) pro-rata over the term the fixed payment covers; or (2) usage delivered to date divided by the guaranteed minimum amount of usage delivered.

Corporate Services

We also provide corporate services, which includes Internet and technology consulting services to companies primarily in the financial services industry. Our corporate services accounted for less than 10% of our revenues in all periods presented, except for the nine months ended September 30, 2005, in which it represented approximately 17% of our revenues.

Corporate services revenues are driven by hours billed and billing rates, as well as amounts billed on a fixed bid project basis. Our corporate services business model involves attempting to maximize consultant hours and billing rates, while optimizing consultant pay rates and benefit costs and commissions as well as minimizing operating costs necessary to effectively support such activities. Gross profit from our corporate services is determined by deducting consultant pay, taxes, benefits and other related costs from corporate services revenues. Management compensation is included in general and administrative expenses along with administrative and corporate employee compensation.

Quarterly Results May Fluctuate

We enter into agreements with various distribution partners to provide distribution for the URL strings and advertisement listings of our advertising network partners. We generally pay distribution partners based on a percentage of revenue or a fixed amount per click-through on these listings. The level of click-throughs contributed by our distribution partners has varied, and we expect it will continue to vary, from quarter to quarter and year to year, sometimes significantly, for several reasons, including our ability to increase our distribution, which impacts the number of Internet users who have access to advertisers’ listings on our network, the amount these advertisers spend on their sponsored listings and the number of our advertising network partners.

We anticipate that these variables will fluctuate in the future, affecting our growth rate and our financial results. In particular, it is difficult to project the number of click-throughs we will deliver to our advertising network partners, how much advertisers will spend, and the rate of revenue sharing with our distribution network partners. In addition, as a result of our acquisition of the website business of www.irs.com, revenue sharing arrangements may represent a larger portion of our distribution arrangements.

We believe that we will continue to experience seasonality. Our quarterly results have fluctuated in the past and may fluctuate in the future due to seasonal fluctuations in levels of Internet usage and seasonal purchasing cycles of many advertisers. It is generally understood that during the spring and summer months, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and results. In addition, as a result of our acquisition transaction with DotCom Corporation, we expect to receive a significant portion of our future revenues from operating the website business of www.irs.com. We expect the revenues associated with this website business to be largely seasonal in nature, with peak revenues occurring during January through April.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 1 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results.

Revenue

We currently generate revenue through our operating businesses by providing Internet search services and corporate services, including Internet and technology consulting services. With respect to our Internet search services, we typically recognize revenue when an Internet user clicks-through on an advertiser’s listing displayed on our network.

We have entered into agreements with various distribution partners in order to expand our distribution network, which includes search engines and our websites on which we include our advertisers’ listings and those of our advertising network partners. We generally pay distribution partners based on a specified percentage of revenue or a fixed amount per click-through on these listings. We act as the primary obligor in these transactions, and we are responsible for providing customer and administrative services to the advertiser. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from advertisers who receive paid introductions through us as supplied by distribution partners is reported gross based upon the amounts received from the advertiser.

With respect to our corporate services, we recognize revenue as services are performed and associated costs have been incurred using employees or independent contractors.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed in business combinations accounted for under the purchase method.

We apply the provisions of the Financial Accounting Standards Board’s (FASB) Statements of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset.” (SFAS 144).

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. To date, no impairment charge has been taken for the goodwill related to our acquisition of InterSearch Corporate Services, Inc. If the fair value is lower than the carrying value, a material impairment charge may be reported in our financial results.

We review our long-lived assets for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is to be fair value. Assets to be disposed of are separately presented on the balance sheet and reported at the lower of their carrying amount or fair value less costs to sell, and are no longer depreciated.

No impairment of our intangible assets has been indicated to date. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

As a result of the significance of the goodwill and intangible asset carrying values, any impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Stock-Based Compensation

Our stock-based compensation plan is described in Note 1 to the consolidated financial statements. We account for the plan under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions involving Stock Compensation,” an interpretation of APB Opinion No. 25 issued in March 2000, to account for our employee stock options. Under this method, employee compensation expense is recorded on the date of grant only if the fair market value of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.

As allowed by SFAS 123, we have elected to continue to apply the intrinsic value-based method of accounting described above for options granted to employees, and have adopted the disclosure requirements of SFAS 123. We recognize compensation expense over the vesting period utilizing the accelerated methodology described in Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.” We account for non-employee stock-based compensation in accordance with SFAS. 123 and EITF No. 96-18.

We use the Black-Scholes options-pricing model to determine the fair value of each option grant as of the date of grant for expense incurred. We did not grant stock options in 2003. To calculate the fair value of the options granted in 2005 and 2004, we used the Black-Scholes options-pricing model and assumed the following factors: no dividend yield, risk-free interest rate of 4.26% and 4.42%, respectively expected option terms of 10 years, no stock volatility factors, and option exercise prices ranging from $0.16 to $1.02. Stock volatility factors were not used due to the lack of an active market for our common stock.

The amount of compensation expense actually recognized in future periods could be lower than currently anticipated if unvested stock options for which deferred compensation has been recorded are forfeited. In addition, if we used different assumptions to determine the deemed fair value of our common stock, we could have reported materially different amounts of stock-based compensation. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the date of grant. Recent changes to applicable accounting standards will require us to record the fair value of options as an expense for the first quarter of 2006.

Allowance for Doubtful Accounts

Accounts receivable balances are presented net of allowance for doubtful accounts. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. We determine our allowance based on analysis of historical bad debts, creditworthiness and current economic trends. We review the allowance for collectibility on a quarterly basis. Account balances are written off against the allowance after all reasonable means of collection have been exhausted and the potential recovery is considered remote. If we underestimated the allowances required, additional allowances may be required which would result in increased general and administrative expenses in the period such determination was made. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments and estimates. At September 30, 2005 and December 31, 2004, we recorded no allowance for doubtful accounts due to subsequent collection of all accounts receivable.

Common Stock Subject to Mandatory Redemption

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We issued 1,025,000 shares of our common stock in connection with the acquisition of certain assets of DotCom Corporation, which are being held in escrow. Upon the occurrence of certain events, we must redeem these shares, and therefore, such shares fall within the scope of SFAS 150 and have been reflected accordingly on our consolidated financial statements.

Income Taxes

Effective December 11, 2004 and for the period ended December 31, 2003 deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. The Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately as if separate income tax returns were filed.

For the period from January 1, 2004 through December 10, 2004 the stockholders of the Company elected to be taxed as an S-Corporation. For federal and state income tax purposes all items of income and expense flowed through to its stockholders, therefore no provision for income taxes has been reflected in these consolidated financial statements for the period from January 1, 2004 through December 10, 2004.

Consolidated Results of Operations

The following table sets forth information for the year ended December 31, 2004 and for the period from February 6, 2003 (inception) to December 31, 2003 derived from our financial statements which were audited by Hacker, Johnson & Smith PA, and are included elsewhere in this prospectus. The information for the nine months ended September 30, 2004 and 2005 has been derived from our unaudited financial statements, which, in the opinion of our management, reflect all adjustments which are of a normal recurring nature, necessary to present such information fairly.

	Nine months ended September 30,		Year ended December 31, 2004	For the period from February 6, 2003 (inception) to December 31, 2003
	2005	2004
	(unaudited)
	(in thousands)
Statement of Operations Data:
Revenues	$12,581	$8,920	$12,750	$3,403

Cost of revenues:
Traffic acquisition costs	5,053	5,236	7,153	2,112
Cost of consulting services	1,647	—	130	—
Sales and marketing	666	391	665	303
General and administrative	3,398	2,062	3,057	1,044

Total expenses	10,764	7,689	11,005	3,459

Earnings (loss) from operations	1,817	1,231	1,745	(56)

Interest expense	110	—	10	—

Earnings (loss) before income taxes	1,707	1,231	1,735	(56)

Income taxes (benefit)	671	—	447	(27)

Net earnings (loss)	$1,036	$1,231	$1,288	$(29)

Preferred stock dividends	496	—	40	—

Net earnings (loss) available to common stockholders	$540	$1,231	$1,248	$(29)

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Nine months ended September 30,		Year ended December 31, 2004	For the period from February 6, 2003 (inception) to December 31, 2003
	2005	2004
	(unaudited)
Revenues	100%	100%	100%	100%

Cost of revenues:
Traffic acquisition costs	40	59	56	62
Cost of consulting services	13	—	1	—
Sales and marketing	5	4	5	9
General and administrative	27	23	24	31

Total expenses	85	86	86	102

Earnings (loss) from operations	15	14	14	(2)
Interest expense	1	—	—	—

Earnings (loss) before income taxes	14	14	14	(2)
Income taxes (benefit)	6	—	4	(1)

Net earnings (loss)	8	14	10	(1)
Preferred stock dividends	4	—	—	—

Net earnings (loss) available to common stockholders	4	14	10	(1)

Nine months ended September 30, 2005 compared with nine months ended September 30, 2004

Revenue. Revenue increased 41%, from $8.9 million for the period ended September 30, 2004 to $12.6 million for the same period in 2005. Of this $3.7 million increase, 57% was derived from our Internet and technology consulting business, while the other 43% was generated by our Internet search services. This increase was primarily attributable to the acquisitions of InterSearch Corporate Services on December 10, 2004 and La Jolla Internet Properties on February 11, 2005. InterSearch Corporate Services’ operating results were included in the 2004 period as of the acquisition date, while La Jolla Internet Properties, Inc. operating results were included since its inception (May 14, 2004) as a result of it being deemed an entity under common control for accounting purposes.

Traffic acquisition cost. Although revenues increased 41%, traffic acquisition costs remained relatively constant by slightly decreasing from $5.2 million for the period ended September 30, 2004 to $5.1 million for the same period in 2005. This is primarily the result of a change in the business mix of our Internet search services which yielded higher margins. During the middle of 2004, we exited the third party syndication channel and began focusing our resources on generating traffic to our web properties through search engine marketing (SEM) and the direct navigation market.

Cost of consulting services. The acquisition of InterSearch Corporate Services occurred in late 2004, and therefore, there are no costs in the period ending September 30, 2004, while there are $1.6 million in the period ending September 30, 2005. These costs consist primarily of wages, taxes, benefits, and fees paid to employees and subcontractors directly related to the generation of consulting revenue.

Sales and marketing. Sales and marketing expenses increased significantly from $391,000 for the period ended September 30, 2004 to $666,000 for the same period in 2005. This increase of $275,000 is mainly attributable to an increase in sales personnel cost of $167,000 due to additional sales staff. The remaining $108,000 is a result of tradeshows and direct marketing.

General and administrative. General and administrative expenses increased 65% from $2.1 million for the period ended September 30, 2004 to $3.4 million for the same period in 2005. The increase was due to an increase in personnel costs of $710,000, an increase in third party web hosting costs of $176,000, an increase in insurance costs of $103,000, and an increase in facility and other various operating costs of $347,000. The significant increases from an overall standpoint were necessary to support the rapid growth in operations. We expect that our general and administrative expenses will continue to increase to the extent that we expand our operations and incur additional costs in connection with becoming a public company, such as professional fees and insurance.

Interest expense. Interest expense was $0 for the period ended September 30, 2004 while for the same period in 2005 it increased to $110,000. This increase is a result of notes payable issued to shareholders in the InterSearch Corporate Services and Walnut Ventures acquisitions as well as interest on amounts drawn under our credit facility, all occurring in the fourth quarter of 2004. Net interest expense in 2005 related to notes payable was $58,000. In addition, 2005 interest expense related to our credit facility was $52,000.

Income taxes. Our provision for income taxes was $0 for the period ended September 30, 2004 and increased to $671,000 for the same period in 2005. In 2004, prior to the fourth quarter we were an S-Corporation. As such, there were no tax provisions recorded. In 2005, our effective tax rate was 39.3%. Furthermore, we believe that due to continued profitability we will be able to utilize our deferred income tax assets.

Preferred stock dividends. Preferred stock dividends resulted from the Walnut Ventures merger in December 2004 and the La Jolla Internet Properties merger in February 2005. Accordingly, there were no preferred stock dividends for the period ended September 30, 2004. For the same period in 2005, dividend payments were $496,000 and were terminated as of September 2005 due to the full conversion of all preferred stock into common stock.

Year ended December 31, 2004 (2004 period) compared with period from February 6, 2003 (inception) to December 31, 2003 (2003 period)

Revenue. Revenue increased 275%, from $3.4 million in the 2003 period to $12.7 million in the 2004 period. This growth was the result of the commencement of operations in 2003 and our strategy of growing our third party syndication channel throughout 2003 and into mid-2004. In addition, there were minimal increases due to the acquisitions of La Jolla Internet Properties and InterSearch Corporate Services.

Traffic acquisition cost. Traffic acquisition cost increased significantly from $2.1 million in the 2003 period to $7.2 million in the 2004 period. While this difference of $5.1 million represents a 239% increase, as a percentage of revenue it decreased from 62% in 2003 to 56% in 2004. This is the result of the aforementioned participation in the third party syndication channel, which yielded higher traffic acquisition costs as a percentage of revenue in 2003.

Cost of consulting services. The acquisition of InterSearch Corporate Services occurred in late 2004, and therefore, there are no costs in the 2003 period and minimal cost of $129,000 in the 2004 period due to the operations only being reflected as of the acquisition date of December 10, 2004. These cost consists primarily of wages, taxes, benefits, and fees paid to employees and subcontractors directly related to the generation of consulting revenue.

Sales and marketing. Sales and marketing expenses increased significantly from $303,000 in the 2003 period to $665,000 in the 2004 period. This increase of $362,000 is mainly attributable to an increase in sales personnel cost of $285,000 due to additional sales staff. The remaining $77,000 is a result of tradeshows and direct marketing.

General and administrative. General and administrative expenses increased 193% from $1.0 million in the 2003 period to $3.1 million in the 2004 period. The increase was due to an increase in personnel costs of $1.6 million, an increase in third party web hosting costs of $286,000, and an increase in facility and other various operating costs of $173,000. The significant increases from an overall standpoint were the result of new hires and personnel acquired through the acquisition transactions.

Interest expense. Interest expense was $0 for the 2003 period while in the 2004 period it increased to $10,000. There were no financing needs in 2003. However, in the fourth quarter 2004 due to the merger transactions and securing our credit facility we incurred nominal interest expense.

Income taxes. In the 2003 period our income tax benefit was $29,000 while income tax expense was $447,000 in the 2004 period. As 2003 was the year of inception of operations, we incurred a loss which yielded a minimal income tax benefit. Due to the significant growth of operations and profitability in the 2004 period the income tax provision increased as a result. The 2004 income tax provision resulted from the change from S corporation to C corporation status and would have been approximately $701,000 had the Company been a C corporation for all of 2004.

Preferred stock dividends. Preferred stock dividends were the result of the Walnut Ventures merger in December 2004. Accordingly, there were no preferred stock dividends in the 2003 period. In 2004, dividend payments were $40,000 which represents one month.

Segment Results

For the period ended September 30, 2005, our corporate services segment represented 17% of revenues. Because this segment is primarily composed of InterSearch Corporate Services, Inc., which was acquired in fourth quarter 2004, no comparisons are deemed necessary because all amounts for the 2004 period would be $0.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through internally generated funds and the use of our line of credit. We have engaged in private sales of our common stock and debt financing in order to fund the purchase price of some of our acquisitions. As of September 30, 2005, we had $234,733 in cash, cash equivalents, and short-term investments as compared to $590,100 and $59,176 at December 31, 2004 and 2003, respectively.

In September 2005, we issued and sold 6,250,000 shares of our common stock together with warrants to purchase up to 6,250,000 shares of our common stock to Barron Partners L.P. for aggregate gross proceeds of $5.0 million. In October 2005, we issued and sold 390,625 shares of our common stock to ten accredited investors for aggregate gross proceeds of $625,000. The proceeds of these offerings were used to consummate the acquisition of certain assets of DotCom Corporation and to pay related expenses. In connection with the purchase in September 2005 by Barron Partners L.P., we entered into a registration rights agreement whereby we agreed to register for resale pursuant to the Securities Act, the shares of our common stock purchased by Barron Partners and those issuable upon exercise of the purchased warrants. This registration rights agreement provides that we must file such registration statement with the Securities and Exchange Commission by November 28, 2005 and must cause such registration statement to be declared effective by the SEC by February 10, 2006. If we fail to comply with the foregoing, we must pay Barron Partners L.P. liquidated damages for each day that such failure continues in an amount equal to 20% per annum of the purchase price of the shares then held by Barron that it purchased in September 2005. Liquidated damages shall be calculated on a daily basis and shall be payable in monthly installments on the fifth business day of the calendar month next succeeding the month in which such failure occurs. Our obligation to pay liquidated damages terminates on the earlier of two years following the closing or the date that Barron Partners no longer holds more than 20% of the securities purchased by it in September 2005.

We have a $3.75 million revolving line of credit with Silicon Valley Bank. We borrowed $1.5 million under this facility in connection with repurchases of our preferred stock in February and April 2005. As of September 30, 2005, we had $1.5 million of principal outstanding under this credit facility. Advances under our credit facility bore interest at an effective rate of approximately 7.75% at September 30, 2005 and 6.25% at December 31, 2004, and requires the payment of a collateral handling fee of 0.1% per month of financed receivables.

Our agreement with Direct Revenue, LLC, our largest distribution partner, expires in January 2006. We derived approximately 23.6% of our total revenue from distribution through Direct Revenue for the nine months ended September 30, 2005. While we intend to negotiate to continue our relationship with Direct Revenue beyond January 2006, we cannot assure you that this relationship will continue. Accordingly, any termination of our relationship with Direct Revenue could have a material adverse effect on our results of operations or financial condition.

We continually review our capital requirements to ensure that we have sufficient funding available to support our growth strategies. We plan to raise additional capital through debt or equity financings in order to fund all or part of our remaining obligation to repurchase escrowed shares for a purchase price of $6,150,000 pursuant to the DotCom Corporation acquisition agreement. In addition, we are obligated to pay a finder’s fee of $1,540,000 in connection with the DotCom acquisition, $693,000 of which is due on January 15, 2006 and $847,000 of which is payable upon the earlier of August 12, 2006 or the date on which we fulfill our obligation to repurchase the escrow shares. The foregoing amounts will bear interest at 5% beginning November 22, 2005. We may also need additional financing in order to consummate acquisitions. There is no assurance that we will be able to borrow funds or raise additional equity financing. Furthermore, our financing documents with Barron Partners restrict our ability to engage in any financing involving the issuance of preferred stock without their consent. Except as described above, we believe that our available cash, cash equivalents, and short-term investments, together with cash from operations will be sufficient to fund anticipated levels of operations through the next 12 months.

In the comparisons below, cash flows provided by operating activities primarily consist of net income (loss) adjusted for certain items such as depreciation and amortization, deferred income taxes and changes in working capital.

Cash flows for the nine months ended September 30, 2005

Cash provided by operating activities for the nine months ended September 30, 2005 was $1.0 million consisting primarily of net income of $1.0 million.

Cash used in investing activities for the nine months ended September 30, 2005 was $5.3 million was primarily attributable to the first cash payment of the DotCom asset purchase which in total was $12.9 million.

Cash provided by financing activities for the nine months ended September 30, 2005 was $3.9 million. This is primarily attributable to the Barron Partners, LP net investment of $4.4 million utilized for the DotCom asset purchase. In addition, we had cash used in financing activities of $526,000 for the purpose of preferred stock dividends, which no longer exist as of September 30, 2005. Lastly, we retired 762,500 shares at $1.5 million of Series A preferred stock during the course of the year that was provided by the net increase in revolving line of credit for approximately the same amount.

Cash flows for the year ended December 31, 2004

Cash provided by operating activities for the year ended December 31, 2004 was $850,000 consisting primarily of net income of $1.3 million adjusted by $(450,000) as a result of the increased growth in operations in 2004 that led to increases in both accounts receivable and accounts payable.

Cash used in investing activities for the year ended December 31, 2004 of $237,000 primarily was for the purchase of computer and office equipment.

Cash provided and used in financing activities for the year ended December 31, 2004 of $82,000 is primarily a result of dividends paid and proceeds from the sale of preferred stock for La Jolla Internet Properties, Inc.

Cash Flows for the period from February 6, 2003 (inception) to December 31, 2003

Cash provided by operating activities for the year ended December 31, 2003 of $59,000 is mainly attributable to the combination of increases between accounts receivable of $(1.1) million as well as accounts payable and accrued liabilities increases of $1.2 million.

There were no financing or investing activities as the year ended December 31, 2003, as this was the year of inception.

Related-Party Transactions

For a description of our related-party transactions, see “Certain Relationships and Related Transactions.”

Recent Accounting Pronouncements

In December 2004, the FASB revised its SFAS No. 123 (“SFAS No. 123R”), “Accounting for Stock Based Compensation.” The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. We are required to comply with the provisions of the revised statement for financial statements issued for the first interim reporting period beginning after December 15, 2005. See Note 1 to our consolidated financial statements for how our net income (loss) would have been adversely affected had compensation cost for the Company’s stock-based compensation plans been determined consistent with the fair value based method under SFAS No. 123.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts, and interest rate swaps. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rates. We are exposed to market risks relating to changes in interest rates. Some of the proceeds of this offering may be invested in short-term, interest-bearing, investment grade securities. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise.

BUSINESS

Overview

We primarily provide Internet search services that facilitate access to relevant information on the Internet. We also provide corporate services, which includes Internet and technology consulting services, to a variety of Fortune 500 and other companies, including Bank of America, Charles Schwab, Legent Clearing, Wachovia Bank and Wells Fargo. We designed our suite of services to provide businesses an effective method of driving qualified prospects for their products and services to their websites.

Our distribution strategy, or means of driving traffic to our search engines and web properties, has been focused on primarily search engine marketing and desktop applications, such as toolbars. With our recent acquisition of the website business of www.irs.com, we intend to expand our distribution in the direct navigation market. We now own or have the exclusive right to use approximately ten web properties. We also manage an additional 30,000 web properties through our website, www.parkingdots.com. We generate revenue from this proprietary base of online user traffic primarily with sponsored listings that relate to the web property. Our portfolio of web properties generally contain commercially-relevant search terms in many of the Internet’s most popular commerce categories and may include geographically-targeted elements.

We intend to expand our suite of Internet search services by leveraging our relationships with our corporate services clients. For example, we are currently implementing a pilot program at Legent Clearing LLC. where we offer a customized paid search product, called SearchEquity™, designed to monetize the search activity that originates from their corporate network. While we have generated no meaningful revenues to date from our SearchEquity™ product, we have received expressions of interest from additional companies to implement a similar pilot program in the future.

To date, acquisitions have been an important part of our strategy. We were incorporated in Florida on April 7, 1994 and have completed the following acquisitions:

•	InterSearch Corporate Services in October 2004;

•	Walnut Ventures, Inc. in December 2004; and

•	La Jolla Internet Properties in February 2005.

In addition, we acquired certain assets of DotCom Corporation in September 2005. We will continue to consider acquisitions as a means of expanding our portfolio of web properties and providing additional search engine marketing services.

Industry Overview

The Internet and Online Commerce

The Internet’s development into a significant global medium for communication, content and commerce has led to substantial growth in online shopping. According to the United States Department of Commerce, U.S. online retail sales in 2004 were $69.2 billion, an increase of 23.5% from 2003. Online retail has been steadily increasing its share of the total retail market for each of the past several years, representing 0.9% of total retail sales in 2000 and 1.9% in 2004. Forrester Research, Inc. estimates that online purchases of goods and services by U.S. consumers will grow from approximately $172 billion in 2005 to approximately $329 billion by 2010. We believe that this expected growth in online shopping will be facilitated in part by decreased prices of Internet access devices and increased performance of those devices, increased use of personal computers and increased availability of high-speed Internet access.

As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services. Forrester Research, Inc. estimates that spending for online marketing, which includes display advertising and search engine marketing, will increase from $10.6 billion in 2005 to $19.7 billion in 2010. The advertising industry, and specifically online advertising, is evolving to meet the increasing online demands of both consumers and businesses.

Paid Search Advertising

Paid search or pay-per-click advertising displays advertisers’ product and service listings to online consumers in response to their keyword search queries. This feature gives advertisers the ability to target their online advertisements to individuals with specific and immediate interests in their products or services. These pay-per-click listings are generally ordered in the search results based on the amount the advertisers pay for the targeted listing. Because advertisers pay only when an Internet user actually clicks-through on the advertiser’s listing, pay-per-click advertising allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their advertising campaigns accordingly. If necessary, advertisers can change listings rapidly and cost-effectively in response to information, such as consumer behavior, product pricing or product availability. Traditional forms of advertising, such as television and radio, are not targeted to consumers who have demonstrated an interest in the advertised product or service like pay-per-click advertising. In addition, traditional forms of advertising do not permit quick and accurate measurement of their effectiveness. Consequently, we believe that Internet advertising generally, and pay-per-click advertising in particular, will continue to grow as consumers become increasingly confident that they can find comprehensive product information and securely conduct transactions online.

Although businesses have many online advertising options, we believe that pay-per-click- advertising has grown faster and will continue to grow faster than most other online advertising alternatives because it allows businesses to access consumers at the time they have demonstrated a specific interest in an advertiser’s products or services through their Internet search. We believe that pay-per-click advertising delivers a more relevant list of commercial sites for Internet users because advertisers generally only bid on keywords that are related to the products and services they offer. According to Forrester Research, search engine marketing spending will increase from approximately $5.7 billion in 2005 to $11.6 billion in 2010.

Direct Navigation

There are three primary means through which online users access and search for information, products and services on the Internet: search engines, commerce portals and direct navigation web properties. Direct navigation is characterized by online users directly accessing a website by typing descriptive keywords or keyword strings into the uniform resource locator, or URL, address box of an Internet browser or by using a bookmark. Direct navigation and the use of search engines, however, are not mutually exclusive, as Internet users may also navigate to a website through referring or partner traffic sources. We believe that the website business of www.irs.com, will benefit from search engine and directory traffic.

Our Strategy

Our objective is to be a leader in the Internet search services industry primarily by increasing our revenues from our portfolio of web properties, expanding our advertising base and enhancing the services we currently provide. Key elements of our strategy include the following:

•	Expand Presence in the Direct Navigation Market. In connection with our recent acquisition of the website business of www.irs.com, we intend to implement numerous initiatives, such as direct sales efforts, online and offline marketing activities and expanding our existing paid search relationships to increase the traffic to that web property. We also intend to increase the associated revenues from that web property by transitioning certain existing commercial relationships to better terms, developing additional relationships with direct advertisers on the web property or some combination of both. Finally, we intend to continue making selective acquisitions of additional web properties in niche commerce categories.

•	Diversify Our Distribution Network. Historically, we have focused on primarily search engine marketing and desktop applications as a means of aggregating Internet search traffic. With our acquisition of the website business of www.irs.com, we intend to increase the number of searches we receive on web properties that we own or manage through ParkingDots.com by exploring additional payment alternatives and providing website owners with additional search engine marketing (SEM) and search engine optimization services. By expanding our distribution network, we will create additional opportunities to receive searches and respond with sponsored listings, thereby increasing our revenues.

•	Continue Building Search Engine Optimization and Marketing Services. We intend to leverage our relationships with our corporate services clients, many of which are Fortune 500 companies, to provide additional Internet search services, including online marketing services, such as search engine marketing (SEM) and search engine optimization (SEO). We provide our client base with a full life-cycle solution which allows us to provide their websites with relevant traffic on-demand by tapping into the traffic operated by our network of proprietary search sites and parked domain inventories. In addition, we are currently implementing a pilot program at Legent Clearing LLC. where we offer a customized paid search product designed to monetize the search activity on their corporate network, called Search Equity™. We also have agreements with other companies to implement a similar pilot program in the future. We will continue to analyze additional opportunities to expand our Internet search services on a cost-effective basis.

•	Expand Into International Markets. In January 2005, we formed Overseas Internet Properties for the purpose of expanding our search engine marketing services internationally. We intend to explore expanding our relationships with large aggregators of Internet paid search results to provide country-specific international search results for our web properties.

•	Expand Our Advertiser Network. We intend to expand our relationships to include additional advertising network partners that provide localized paid search results in an effort to increase and diversify our revenues. We believe that as more people use the Internet as a reference source, consumer Internet searches targeted to a specific geographic region will increase. By providing localized search results, we believe we will increase our opportunities to generate revenues from our Internet search services. We intend to attract additional advertising network partners providing localized paid search results through online and offline marketing efforts and participation in industry trade shows.

Our Services

Our Internet search services are designed to enable advertisers to sell their products and services online to a large base of potential, targeted customers. Our distribution network consists of search engines and selected web properties. We also provide corporate services, which includes Internet and technology consulting services primarily to companies in the financial services industry. We currently provide these services through our operating subsidiaries Walnut Ventures, La Jolla Internet Properties, InterSearch Corporate Services, Internet Revenue Services and Overseas Internet Properties. Walnut Ventures, La Jolla Internet Properties and Overseas Internet Properties primarily manage our Internet search services, while Internet Revenue Services manages our direct navigation business and InterSearch Corporate Services manages our corporate services. In the nine-month period ending September 30, 2005, search services comprised approximately 83% of our total revenue and our corporate services accounted for approximately 17% of our total revenue.

Internet Search Services

By providing relevant listings of products and services to consumers in response to their targeted searches on the Internet, we offer businesses an effective method of driving qualified prospects for their products and services to their websites. We accomplish this by distributing the listings of our advertising network partners and direct advertisers throughout our distribution network of websites and search engines. Advertisers pay our advertising network partners only when an Internet user clicks-through on the advertisers’ listing. When an

Internet user clicks-through on an advertiser’s listing through our distribution network, our advertising network partner generates revenue that they then share with us. In some cases, we may then share the revenue with the appropriate distribution network partner.

Corporate Services

Through InterSearch Corporate Services, we also provide corporate services, which includes Internet and technology consulting services in the areas of information technology and search engine marketing to a variety of Fortune 500 companies primarily in the financial services industry, including Bank of America, Charles Schwab, Legent Clearing, Wachovia Bank and Wells Fargo. We endeavor to provide clients with qualified individuals on a contractual basis with the appropriate skills and experience to service their needs. In order to be successful, we must understand our clients’ needs, determine and understand the capabilities of the consultants we employ, and deliver and manage the client-consultant relationship to the satisfaction of both our clients and the consultants we provide. Our corporate services business comprised approximately 17% of our revenues for the nine months ended September 30, 2005 and 1% for the year ended December 31, 2004, respectively.

As part of our strategy, we are attempting to leverage our relationships with our corporate services clients to provide customized paid search services for their corporate networks, which we call Search Equity™. Search engines earn millions of dollars a year from sponsored search traffic. Our patent-pending Search Equity™ product allows our clients to share in this paid search traffic by directing the search queries generated on their corporate network to their company-branded search site. We are currently implementing a pilot program for Search Equity™ at Legent Clearing LLC. We also have agreements with other companies to implement a similar pilot program in the future.

Our Advertiser Network

Advertiser listings displayed on our distribution network are derived from our advertising network partners and direct advertisers on www.irs.com. Our advertising network partners currently consist of two of the leading search engines, Ask Jeeves and Yahoo!, through its Overture subsidiary. Paid search engines, such as these, partner with us in order to gain access to our distribution network for their advertisers. Access to search requests on our distribution network increases the potential for click-through revenue because their advertisers’ listings are distributed in response to a larger number of search queries. Yahoo!, through its Overture subsidiary, is our largest advertising network partner accounting for approximately 59% and 91% of our total revenue during the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. Our advertising network partner, Ask Jeeves, represented 19% and 6% of our total revenue for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. We intend to continue our relationships with Overture and Ask Jeeves, while exploring new relationships with various other advertising network partners. Generally, our arrangements with our advertising network partners provide that we receive a fixed percentage of their advertising revenue per click-through.

In connection with our recent acquisition of the website business of www.irs.com, we acquired relationships with direct advertisers, including H&R Block and Intuit, for listings on this web property. We receive a percentage of any revenue generated from purchases of the advertiser’s services resulting from a click-through on its sponsored listing on www.irs.com. We will attempt to increase the revenues generated from this web property by transitioning our existing commercial relationships to better terms, developing additional relationships with direct advertisers or our advertising network partners on the web property or some combination of the foregoing.

Our Distribution Network

Our distribution network consists of search engines and our owned and managed web properties. When a consumer initiates an Internet search on our search engine or on one of our owned or managed web properties, we deliver relevant listings from our advertising network partners or our direct advertisers. In most cases, when a user clicks on one of these advertisements, we receive a pay-per-click fee. During the nine months ended September 30, 2005, we received an average of approximately 1.8 million Internet searches per day from our distribution network.

Direct Revenue, LLC, a provider of free software applications over the Internet, is our largest search engine distribution partner. Customers of Direct Revenue can opt to install our search engine technology when installing other software applications offered by Direct Revenue. Our search engine technology allows Direct Revenue customers to identify the most relevant pages on the Internet, making it easy for them to find the information they need. We derived approximately $3.0 million or 23.6% of our total revenue for the nine months ended September 30, 2005 and 15.7% of our gross profit during the same period from click-throughs received through Direct Revenue. For the year ended December 31, 2004, distribution through Direct Revenue collectively represented 35% of our total revenue.

We own or have the exclusive right to use approximately ten web properties and manage an additional 30,000 web properties through our website www.parkingdots.com. These web properties generally contain commercially-relevant search terms in many of the Internet’s most popular commerce categories and may include geographically-targeted elements. Our commerce categories include: financial services, travel, insurance, real estate, auto, health, technology, personals, professional services, Web services, and education.

Many companies that own URL’s do not have the time or resources to develop effective programs for generating revenue from online advertising. Our web property, parkingdots.com, allows URL owners to produce revenue from their websites by leasing the URL’s to us. We receive revenue from our advertising network partner when an Internet user clicks-through on an advertiser’s listing displayed on one of our managed web properties. We then share a portion of that revenue with the URL owner.

Internet users can navigate our owned and managed web properties in various ways, including direct navigation. For example, an online user who is specifically interested in obtaining information about tax-related goods and services may enter www.irs.com directly into the Web address or URL box of their Internet browser. Once the user has arrived at the web property they will find relevant product listings and information. As the user finds relevant information and clicks on a particular listing, we typically receive a pay-per-click fee or we may share in revenues generated by the sponsored listing.

Information Technology and Systems

We strive to maintain technologies that are compatible with the systems used by our advertising and distribution network partners. By utilizing open standards it allows us to maintain open connectivity amongst heterogeneous networks. We rely on our proprietary technology platform combined with commercially available technology from industry-leading providers to deliver real-time customer support and interactive reporting for our advertising and distribution network partners. We employ Open Source Software (OSS) technologies and products distributed by various companies and organizations. We also utilize commercial available technologies and products.

Our technology platform enables us to rapidly deliver listings from our advertising network partners in response to search requests by Internet users made in our distribution network. Our technology is designed to gather information from multiple data points and compile the results according to a proprietary set of rules that we have developed. Each click-through from our distribution network is subject to a filtering process in order to improve advertiser return on investment by minimizing such things as double-clicks and other illegitimate click-throughs. Our technology incorporates an accounting system that provides our advertising and distribution network partners with the information they need to manage their relationships with us.

We rely upon third parties to provide hosting services, including hardware support and service, and network coordination. Our servers are configured for high availability and large volumes of Internet traffic and are located in leased third-party facilities. Back-end databases make use of redundant servers and data storage arrays. We also have standby servers that provide for additional capacity as necessary. The facilities housing our servers provide redundant HVAC, power and Internet connectivity.

We continue to build and innovate additional functionality to attempt to meet the quickly evolving demands of the marketplace. The cost of developing our technology solutions is included in the overall cost structure of our services and is not separately funded by any individual advertisers or distribution network partners.

Sales and Marketing

As of September 30, 2005, we had four full-time employees in our sales department. Our sales department focuses primarily on developing strategic alliances in an effort to expand our distribution network. Our sales efforts typically include direct marketing and attendance at and sponsorship of various trade shows and industry events.

Competition

Paid Search Advertising

The online paid search market is intensely competitive. Although we partner with the most predominant search engines to provide paid search results on our distribution networks, we also compete with those search engines for Internet search traffic. Our primary current competitors include Yahoo!, Google, MSN, Ask.com and Marchex. In addition, non-paid search engines are beginning to offer paid search services, and we believe that more competitors will enter into the paid search advertising market. We also compete with traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets.

Our strategy is to mange or own a broad range of websites and search engines to provide a broad distribution network to advertisers. Certain of our advertising and distribution network partners, however, may view us as competitors with their own internal paid search services and cease doing business with us. We believe that the principal competitive factors in our market are network size, revenue sharing arrangements, services, convenience, accessibility, customer service, quality of search tools, reliability and speed of fulfillment of paid search listings across the Internet infrastructure.

Nearly all of our competitors have longer operating histories, larger distribution networks, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, the search industry has recently experienced consolidation, including the acquisitions of companies offering paid search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid search services. If this trend continues, we may be unable to compete in the paid search market and our financial results may suffer.

Additionally, larger companies such as Google and Microsoft may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, our distribution network. If we are unable to successfully compete against current and future competitors or if our current advertising network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

Although overall Internet advertising expenditures have increased in the last few years, the advertising industry has suffered as many online businesses have ceased operations and many traditional businesses have scaled back their advertising budgets. In addition, we believe that today’s typical Internet advertiser is becoming more sophisticated in utilizing the different forms of Internet advertising, purchasing Internet advertising in a cost-effective manner, and measuring return-on-investment. The competition for this pool of advertising dollars has also put downward pressure on pricing points and online advertisers have demanded more effective means of reaching customers. Increased competition for the distribution of advertisers’ listings could cause us to enter into agreements with our advertising network partners with less favorable terms or to lose partners. This could reduce our number of click-throughs, reduce revenue or increase search-serving expenses, all or some of which may have a material adverse effect on our business, operating results and financial condition.

We are also affected by the competition among destination websites that reach users or customers of search services. While thousands of smaller outlets are available to customers, several large media and search engine companies, such as AOL, Google, Microsoft through MSN Search and Yahoo!, through its subsidiaries, dominate online user traffic. The online search industry continues to experience consolidation of major websites and search engines, which has the effect of increasing the negotiating power of these parties in relation to smaller providers. The major destination websites and distribution providers may have leverage to demand more favorable contract terms, such as pricing, renewal and termination provisions.

Direct Navigation

The direct navigation market is primarily categorized into two parts: (1) web property owners, which are the entities that own the Internet domain and potentially monetize it through performance-based integrations with third parties, including pay-per-click integrations; and (2) web property monetization providers, which are companies that provide the monetization engine for web property owners, including pay-per-click providers. While the availability of a high quality portfolio of multiple Internet domain names is limited and difficult to attain, the barriers to entry in the direct navigation market are also low as the cost of registering an individual Internet domain name is not significant. We expect competition to intensify as more analysis is conducted on, and more companies enter, the direct navigation market. This could adversely affect our competitive position and relatively small market share in the direct navigation industry.

Corporate Services

Our corporate services business is highly competitive. We compete with a variety of organizations that offer services competitive with those we offer. Our competitors range from large global firms, including the services arms of large global technology providers, to management consulting firms and information technology services providers. Additionally, we compete with smaller service providers who have a specific focus and competitive market position in certain geographic markets or who focus on service- or industry-specific niches. In addition, a client may choose to use its own resources rather than engage an outside firm for the kinds of services we provide. Our corporate services revenues are derived primarily from Fortune 500 companies. Our clients typically retain us on a non-exclusive basis. We believe that the principal competitive factors in this industry are skills and capabilities of consultants, innovative service and product offerings, perceived ability to add value, reputation, price and technical and industry expertise. We have long-standing relationships with many of our corporate services clients.

Intellectual Property

We seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.

Our technologies involve a combination of proprietary rights, owned and developed by us, commercially available software and hardware elements that are licensed or purchased by us from various providers and public domain software. We continue to develop additional technologies to update, replace or supplement our technology platform. We intend to protect these additional rights through patent applications and trade secret enforcement.

We have filed for registered trademark status for eight trademarks, including ParkingDots and Search Equity, among others, in the United States. We may claim trademark rights in, and apply for registrations in the United States for a number of other marks.

We have two patent applications pending related to our Search Equity product and to a variety of business and transactional processes associated with paid search advertising models. We expect to continue to expand our patent portfolio in the future. We cannot assure you, however, that any of these patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed upon or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. Furthermore, our industry has been subject to frequent patent-related litigation by the companies and individuals that compete in it. The outcome of ongoing litigation or any future claims in our industry could adversely affect our business or financial prospects.

Government Regulation

Like many companies, we are subject to existing and potential government regulation. There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: user privacy, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions. Compliance with federal laws relating to the Internet and Internet businesses may impose upon us significant costs and risks, or may subject us to liability if we do not successfully comply with their requirements, whether intentionally or unintentionally.

Several new federal laws that could have an impact on our business have already been adopted. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third party web properties that include materials that infringe copyrights or rights of others. Because we do not meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming. The Children’s Online Privacy Protection Act is intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online services providers to report evidence of violations of federal child pornography laws under certain circumstances. The foregoing legislation may impose significant additional costs on our business or subject us to additional liabilities, if we were not to comply fully with their terms, whether intentionally or not. The Children’s Online Privacy Protection Act imposes fines and penalties to persons and operators that are not fully compliant with its requirements. The federal government could impose penalties on those parties that do not meet the full compliance practices of the Protection of Children from Sexual Predators Act. We intend to fully comply with the laws and regulations that govern our industry, and we employ internal resources and incur outside professional fees to establish, review and maintain policies and procedures to reduce the risk of noncompliance.

The acquisition of Internet domain names generally is governed by Internet regulatory bodies, predominantly the Internet Corporation for Assigned Names and Numbers (ICANN). The regulation of Internet domain names in the United States and in foreign countries is subject to change. ICANN and other regulatory bodies could establish additional requirements for previously owned Internet domain names or modify the requirements for holding Internet domain names.

We post our privacy policy and practices concerning the use and disclosure of any user data on our web properties and our distribution applications. Any failure by us to comply with posted privacy policies, Federal

Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our businesses, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid search businesses. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and other unforeseen ways.

We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

In addition, because our services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business only in the States of Florida, California and Pennsylvania. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.

Employees

As of November 15, 2004 we had 44 full-time employees, 11 of which were engaged in technical development, 4 in sales and marketing, 10 in finance, administration and operations, and 19 consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 222 Kearny Street, Suite 550, San Francisco, California, where we lease approximately 6,170 square feet of space. The term of the lease commenced on November 1, 2005 and expires five years and five months from the commencement date. The lease provides for one option to extend the lease for five years. Our rent payments commence in April 2006 and are $13,625 per month increasing to $15,682 per month over the term of the agreement ending in 2011. Additionally, we are responsible for paying a portion of the operating expenses and property taxes related to the building. We will continue to pay $9,500 per month until April 1, 2006 for our former corporate headquarters located at 250 Montgomery Street, Suite 1200, San Francisco, California.

Legal Matters

We are not involved in any legal proceedings other than routine litigation arising in the normal course of business. We do not believe the results of such litigation, even if the outcome were unfavorable to us, would have a material adverse effect on the Company’s business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth, as of October 31, 2005, certain information concerning our executive officers and directors:

Name	Age	Position
Daniel M. O’Donnell(1)	48	President and Chief Executive Officer; Director
Gary W. Bogatay, Jr.(1)	36	Chief Financial Officer, Secretary and Treasurer
Steven Ernst(1)	37	Chief Technology Officer
Robert Hoult(1)	40	Executive Vice President of Business Development and Acquisitions
Andrew Keery(1)	36	Executive Vice President Strategic Alliances
Frank McPartland	62	Chairman of the Board
T. Radford Hazelip(2)	54	Director
John Terlip(2)	45	Director

(1)	Executive officer.
(2)	Member of the audit and compensation committees.

Daniel M. O’Donnell has served as President and Chief Executive Officer and as a director of our company since 2004. From 2002 to 2004, Mr. O’Donnell served as the President and Chief Executive Officer of Corporate Consulting Services, Inc. (now InterSearch Corporate Services, Inc.). From 2003 to 2004, Mr. O’Donnell also served as the President and Chief Executive Officer of Walnut Ventures, Inc. From December 1992 until January 2002, Mr. O’Donnell served as the President of Global Financial Services, Inc. Mr. O’Donnell attended Manhattan College in Riverdale, New York.

Gary W. Bogatay, Jr. has served as Chief Financial Officer, Secretary and Treasurer of our company since April 2004. From January 2003 to April 2004, Mr. Bogatay served as Vice President of Finance and Accounting for The Pennsylvania Culinary Institute, a subsidiary of Career Education. From April 1999 to January 2003, Mr. Bogatay served as Controller and Director of Finance of Symphoni Interactive, LLC, a subsidiary of iGATE Capital. From May 1996 to April 1999, Mr. Bogatay served as the Assistant Controller for Guardian Protection Services, Inc. Mr. Bogatay was a Senior Accountant at Deloitte & Touche LLP from December 1992 to May 1996. Mr. Bogatay received his B.S. degree in Accounting from Pennsylvania State University and is a Certified Public Accountant.

Steven Ernst has served as Chief Technology Officer of our company since 2003. From October 2002 to March 2003, Mr. Ernst served as a Senior Consultant for Advisor Software. Mr. Ernst served as Chief Technology Officer for MiFund, Inc. from March 2001 to October 2002. From January 2000 to March 2001, Mr. Ernst served as Chief Technology Officer for iCard Systems, Inc. From June 1996 to January 2000, Mr. Ernst served as a Senior Consultant for IGate Capital. Mr. Ernst received his B.S. degree in Computer Science from the University of Nebraska.

Robert Hoult has served as Executive Vice President of Business Development and Acquisitions since August 2004 and has served as President of Internet Revenue Services, Inc., our wholly owned subsidiary, since August 2005. From March 2004 to August 2004, Mr. Hoult served as the Vice President of Business Development for Vibrant Media, a contextual Internet advertising company. From 1999 to March 2004, Mr. Hoult served as the Director of Business Development for Overture Services, formerly known as GoTo.com. From 1997 to 1999, Mr. Hoult served as Senior Channel Sales and Marketing Manager for Mattel Interactive. Mr. Hoult received his B.A. degree in Finance from Western Illinois University and his M.B.A. degree in Marketing from Pepperdine University.

Andrew Keery has served as Executive Vice President, Strategic Alliances since 2003. From 2002 to 2003, Mr. Keery was a Project Management Consultant for Charles Schwab. From 1996 to 2002, Mr. Keery served as a Director of Strategy Services for Symphoni Interactive. Mr. Keery received his B.S. degree in Economics from Havering College in London.

Frank McPartland began serving as our Chairman of the Board in 1994. Since February 2005, Mr. McPartland has also served as the Chief Executive Officer of Legent Clearing, where he is also a director.

T. Radford Hazelip became a member of our board of directors in 1995. Since July 2005, Mr. Hazelip has served as the Chief Financial Officer of Platinum Advanced Technologies. From March 2005 until August 2005, Mr. Hazelip was a broker for Net Rate Mortgage, managing residential mortgage funding. Mr. Hazelip also acted as a broker for Constitution Mortgage managing residential mortgage funding from September 2003 until March 2005. From December 1999 until October 2002, Mr. Hazelip was employed by MBSL Group, a predecessor of InterSearch, as the Supervisor of Mergers and Acquisitions. Mr. Hazelip earned a B.A. degree in Communications from Auburn University and an M.B.A. degree, specializing in Finance, from Auburn University.

John Terlip became a member of our board of directors in 1994. Since 2002, Mr. Terlip has served as Vice President in charge of business development for Terlip Information Engineering Resources, a company that provides tools and services to build corporate data warehouses. From 1997 to 2002, Mr. Terlip was employed through a public company (ASCL) that changed names four times due to various acquisitions. While employed by this company, Mr. Terlip served as the Director of business development, was responsible for new business development, and acted as a global account manager. This company, recently known as Ascential, was purchased by IBM for $1.1 billion. Mr. Terlip received his B.S. degree in Marketing from Oklahoma State University.

Board of Directors

Our board of directors currently consists of the following four members: Frank McPartland (Chairman), T. Radford Hazelip, John Terlip and Daniel M. O’Donnell. Messrs. Terlip and Hazelip are independent directors as defined by the applicable rules of the SEC. We expect to add at least one additional board member who satisfies the independence requirements of applicable SEC rules to our board of directors. There are no family relationships among any of our current directors and executive officers.

The number of authorized members of our board of directors is determined by resolution of our board of directors. Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors.

Our board of directors has designated an audit committee and a compensation committee and may establish other committees as it deems necessary or appropriate.

Audit Committee

Our audit committee consists of Messrs. Hazelip and Terlip, each of whom is an independent director as defined by applicable SEC rules. The audit committee is responsible for the appointment, compensation, retention and oversight of our independent auditors. Upon the completion of this offering, our audit committee will operate pursuant to a written charter, which we expect to make available on our website, www.intersearch.com.

Under applicable SEC rules, our audit committee must have at least one independent member as of the date of this registration, a majority of independent members within 90 days of the date of this registration and all independent members within one year of the date of this registration. Both members of our audit committee qualify as “independent directors” as defined under applicable SEC rules. We expect to add at least one additional director to our audit committee within one year after the completion of this offering who satisfies the independence requirements of applicable SEC rules.

Compensation Committee

Our compensation committee consists of Messrs. Hazelip and Terlip, each of whom is an independent director as defined by applicable SEC rules. Upon the completion of this offering, our compensation committee will operate pursuant to a written charter, which we expect to make available on our website, www.intersearch.com.

Director Compensation

Historically, we have paid no cash compensation to any Board member for serving on our Board of Directors. After this offering, we intend to compensate our non-employee directors for serving on our Board, plus provide reimbursement of expenses incurred in attending Board meetings. No director who is an employee will receive separate compensation for services rendered as a director. Our directors are eligible to participate in our 2004 Equity Incentive Plan and are eligible to receive stock options granted under our 2004 Equity Incentive Plan. See “Certain Relationships and Related Transactions” for information regarding consulting compensation payable to Mr. McPartland.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Executive Compensation

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2004 by our Chief Executive Officer and our four other executive officers. We refer to our Chief Executive Officer and these other executive officers as the “named executive officers” in this prospectus.

Summary Compensation Table

Name	Title	Annual Compensation		Long-Term Compensation	All Other Compensation(1)
		Salary	Bonus	Securities Underlying Options(#)
Daniel M. O’Donnell	President and Chief Executive Officer	$110,000	$313,937	—	—
Gary W. Bogatay, Jr.	Chief Financial Officer, Secretary and Treasurer	83,333	52,500	—	—
Steven Ernst	Chief Technology Officer	110,000	314,149	—	—
Robert E. Hoult	Executive Vice President of Business Development and Acquisitions	67,875	50,000	—	—
Andrew Keery	Executive Vice President Strategic Alliances	110,000	230,301	—	—

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

2004 Equity Incentive Plan

The InterSearch Group, Inc. 2004 Equity Incentive Plan was adopted by our board of directors in October 2004 and by our stockholders in November 2004. The plan is intended to (i) attract and retain directors of exceptional competence; (ii) to provide further incentive to serve as a director of the company; (iii) to promote continuity of management; and (iv) to increase incentive and personal interest in the welfare of the company.

Shares Available. The number of shares with respect to which any awards, i.e., incentive stock options, non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares or performance units (as described below), may be granted under the plan is 2,875,000. Upon the forfeiture, termination, expiration, or cancellation of any award of shares under the plan, the shares related to such forfeited, terminated, expired, or cancelled award shall again be available for granting additional awards under the plan.

Limitations on Awards. During any calendar year, no employee designated by the committee (as described below) to be granted an award under the plan shall be granted incentive stock options or non-qualified stock options for more than 625,000 shares, stock appreciation rights with respect to more than 625,000 shares, more than 625,000 shares of restricted stock, more than 625,000 restricted stock units, more than 625,000 performance shares or more than 625,000 performance units.

Administration. The plan is administered by a committee of the board of directors designated by the board and comprised solely of not less than two directors, each of whom will be a “non-employee director” within the meaning of Rule 16b-3 as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 and each of whom will be an “outside director” within the meaning of Section 162(m)(4)(C) of the Internal Revenue Code of 1986. The committee may delegate to one or more executive officers of the company any or all of the authority and responsibility of the committee with respect to the plan, other than with respect to persons who are subject to Section 16 of the Securities Exchange Act of 1934. The plan provides that the committee has the authority to, among other things, (i) designate and select plan participants; (ii) determine the types of awards to be granted under the plan; (iii) determine the amount of awards to be granted under the plan, (iv) determine the terms and conditions of any award granted under the plan (with certain restrictions); (v) interpret and administer the plan; and (vi) make determinations and take actions necessary for the proper administration of the plan.

Eligibility. At the discretion of the committee, any employee of the company or any of its subsidiaries, i.e., any employee, may receive an award of incentive stock options, non-qualified stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performances shares, or performance units under the plan. Furthermore, all directors of the company or any affiliate who is not an employee of the company or any affiliate, i.e., all non-employee directors, are eligible to receive, at the discretion of the committee, awards of non-qualified stock options, restricted stock, and restricted stock units.

Stock options. Employees may be granted incentive stock options or non-qualified stock options; however, incentive stock options may be granted only to employees of the company, a parent corporation (within the meaning of Internal Revenue Code Section 424(e)) or a subsidiary corporation (within the meaning of Internal Revenue Code Section 424(f)). All options granted to non-employee directors must be non-qualified stock options. The exercise price per share of an incentive stock option or non-qualified stock option shall be determined by the committee; however, the exercise price shall not be less than 100% of the fair market value of a share on the date of the grant of the option. The term of each option shall be fixed by the committee; however, the term shall not exceed a period of ten years from the date of the grant of the option. An option shall become exercisable in the manner, within the period(s), and in the installments or otherwise as determined by the Committee; however, no option may vest and become exercisable within a period that is less than one year from the date of the grant of the option (subject to acceleration of vesting, to the extent permitted by the committee). The exercise price of each option granted under the plan will be paid in the method(s) and form(s) specified by the committee. The terms of any incentive stock option granted to an employee under the plan must comply in all respects with the provisions of Section 422 of the Internal Revenue Code and any regulations promulgated thereunder. No incentive stock option may be granted under the plan after the tenth anniversary of the adoption of the plan by the board of directors.

Stock appreciation rights. Under the plan, employees may be granted stock appreciation rights, but non-employee directors may not. Stock appreciation rights granted under the plan confer on the holder a right to receive, upon exercise, the excess of (i) the fair market value of one share on the date of exercise over (ii) the grant price of the stock appreciation right as specified by the committee, which shall not be less than 100% of the fair market value of one share on the date of the grant of the stock appreciation right. The committee shall determine the grant price, term, methods of exercise, methods of settlement (including whether the employee will be paid in cash, shares, other securities, other awards, or other property, or any combination thereof), and any other terms and conditions of any stock appreciation right. Furthermore, the committee may impose such conditions or restrictions on the exercise of any stock appreciation right as it deems appropriate.

Restricted stock awards. The plan also provides for awards of restricted stock and restricted stock units to employees and non-employee directors. Shares of restricted stock and restricted stock units granted to employees and non-employee directors shall be subject to restrictions imposed by the committee. Furthermore, these restrictions may lapse separately or in combination at such time and in such installments or otherwise, as the committee deems appropriate. If the right to become vested in a restricted stock award or restricted stock unit award is conditioned on completion of a specified period of service with the company or its affiliates, without achievement of performance goals being required as a condition of vesting and without it being granted in lieu of other compensation, then the required period of service for vesting shall not be less than three years (subject to accelerated vesting as permitted by the committee). The shares of restricted stock will be evidenced as determined by the committee. If a stock certificate is issued in relation to the shares of restricted stock granted under the plan, it must be registered in the name of the employee or non-employee director and it must bear an appropriate legend (as determined by the committee) referring to the terms, conditions, and restrictions applicable to such restricted stock. At the end of the restriction period, stock certificates without restrictive legends will be delivered or, if stock certificates with legends were previously issued with respect to restricted shares, the legends on these certificates will be removed. With regard to restricted stock units, at the end of the restriction period, one or more stock certificates for the number of shares equal to the corresponding number of restricted stock units, free of restrictions imposed under the plan, shall be delivered to the employee or non-employee director. If an employee’s employment or a non-employee director’s service terminates for any reason during the restriction period, all shares of restricted stock still subject to restriction will be forfeited and all unvested restricted stock units will be forfeited unless the committee determines that it is in the company’s best interest to waive the restrictions with respect to the shares of restricted stock or the restricted stock units in whole or in part.

Performance shares and performance units. The plan provides that performance shares and performance units may be granted to employees. Non-employee directors are not eligible to receive these awards. The committee may determine the performance period, the performance goal(s) to be achieved during any performance period, the proportion of payments to be made for performance between the minimum and full performance levels for any performance goal and the relative percentage weighting given to each of the performance goals. The committee shall also determine the restrictions applicable to shares of restricted stock or restricted stock units received upon payment of performance shares or performance units if performance shares or performance units are paid in such a manner, and any other terms, conditions and rights relating to a grant of performance shares or performance units. The committee may, in its sole discretion, choose among the performance goals set forth in the plan. Furthermore, subject to shareholder approval to the extent required to qualify the award for the performance-based exemption provided by Section 162(m) of the Internal Revenue Code, the committee has the sole discretion to choose performance goals in addition to those set forth in the plan, or to alter such performance goals. The committee may also grant performance shares or performance units that do not meet this performance-based exemption. Employees shall have no voting rights with respect to performance shares or shares underlying performance units held by them during the applicable performance period. Following the end of the performance period, if the performance goals have been met, payment of the earned performance shares and/or performance units will be made. The form of payment will be designated by the committee and can include cash, shares, restricted shares, restricted stock units, or a combination of the foregoing, which have an aggregate fair market value equal to the value of the earned performance shares and shares underlying the performance units at the close of the applicable performance period.

Amendment and termination. At any time, the board may amend, alter, suspend, discontinue or terminate the plan, subject to shareholder approval for certain amendments, including increasing the shares that may be awarded under the plan and expanding the persons who may participate in the plan, or when required by the Internal Revenue Code or the listing requirements of a securities exchange or market. Termination of the plan will not affect the participants’ rights with respect to awards previously granted to them, and all unexpired awards will continue in full force and effect after termination of the plan except as they may lapse or be terminated by their own terms and conditions. The committee may correct any defect, supply any omission, or reconcile any inconsistency in the plan, any award or any award agreement in the manner and to the extent it deems desirable to carry the plan into effect.

At October 19, 2005, options granted under the 2004 Equity Incentive Plan to purchase an aggregate of 787,500 shares of our common stock, at a weighted average exercise price of approximately $0.46 per share, were outstanding.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	787,500	$0.46	744,124
Equity compensation plans not approved by security holders	—	—	—

Total	787,500	$0.46	744,124

Employment Agreements and Change in Control Arrangements

Daniel M. O’Donnell. On December 10, 2004, we entered into an employment agreement with Mr. Daniel M. O’Donnell, our Chief Executive Officer. This agreement has an initial term of one year, and automatically renews for successive one-year terms unless terminated earlier by either party or until either party provides the other with notice of nonrenewal at least 30 days prior to the expiration of any term. Under the terms of the agreement, Mr. O’Donnell is entitled to a base salary of at least $175,000. He is also entitled to participate in and receive payments from all other bonus and other incentive compensation plans on the same basis as the other employee officers of the company. The agreement provides that, if Mr. O’Donnell’s employment is terminated due to death or disability prior to the end of his first year of employment, he will be entitled to an amount equal to four weeks of his base salary. In the event that we terminate Mr. O’Donnell’s employment for cause, he will be entitled to an amount equal to two weeks of his base salary. If we terminate Mr. O’Donnell’s employment for any other reason (other than due to death or disability or for cause), he will be entitled to receive as severance benefits, for a period of one year from the date of his termination, his base salary as well as any benefits for which he is eligible and which he is receiving on the date of his termination, including any pension, life insurance, health insurance, disability insurance, and other employee benefit plans. If Mr. O’Donnell chooses to terminate his employment prior to the end of his first year of employment, all payments to him pursuant to the agreement will cease and terminate immediately.

Gary W. Bogatay, Jr. On December 10, 2004, we entered into an employment agreement with Mr. Gary W. Bogatay, Jr., our Chief Financial Officer, Secretary and Treasurer. This agreement has an initial term of one year, and automatically renews for successive one-year terms unless terminated earlier by either party or until either party provides the other with notice of nonrenewal at least 30 days prior to the expiration of any term. Under the terms of the agreement, Mr. Bogatay is entitled to a base salary of at least $125,000. He is also entitled to participate in and receive payments from all other bonus and other incentive compensation plans on the same basis as the other employee officers of the company. The agreement provides that, if Mr. Bogatay’s employment is terminated due to death or disability prior to the end of his first year of employment, he will be entitled to an amount equal to four weeks of his base salary. In the event that we terminate Mr. Bogatay’s employment for cause, he will be entitled to an amount equal to two weeks of his base salary. If we terminate Mr. Bogatay’s employment for any other reason (other than due to death or disability or for cause), he will be entitled to receive as severance benefits, for a period of one year from the date of his termination, his base salary as well as any benefits for which he is eligible and which he is receiving on the date of his termination, including any pension, life insurance, health insurance, disability insurance, and other employee benefit plans. If Mr. Bogatay chooses to terminate his employment prior to the end of his first year of employment, all payments to him pursuant to the agreement will cease and terminate immediately.

Steven Ernst. On December 10, 2004, we entered into an employment agreement with Mr. Steven Ernst, our Chief Technology Officer. This agreement has an initial term of one year, and automatically renews for successive one-year terms unless terminated earlier by either party or until either party provides the other with notice of nonrenewal at least 30 days prior to the expiration of any term. Under the terms of the agreement, Mr. Ernst is entitled to a base salary of at least $165,000. He is also entitled to participate in and receive payments from all other bonus and other incentive compensation plans on the same basis as the other employee officers of the company. The agreement provides that, if Mr. Ernst’s employment is terminated due to death or disability prior to the end of his first year of employment, he will be entitled to an amount equal to four weeks of his base salary. In the event that we terminate Mr. Ernst’s employment for cause, he will be entitled to an amount equal to two weeks of his base salary. If we terminate Mr. Ernst’s employment for any other reason (other than due to death or disability or for cause), he will be entitled to receive as severance benefits, for a period of one year from the date of his termination, his base salary as well as any benefits for which he is eligible and which he is receiving on the date of his termination, including any pension, life insurance, health insurance, disability insurance, and other employee benefit plans. If Mr. Ernst chooses to terminate his employment prior to the end of his first year of employment, all payments to him pursuant to the agreement will cease and terminate immediately.

Robert E. Hoult. On December 10, 2004, we entered into an employment agreement with Mr. Robert E. Hoult, our Executive Vice President-Business Development. This agreement has an initial term of one year, and automatically renews for successive one-year terms unless terminated earlier by either party or until either party provides the other with notice of nonrenewal at least 30 days prior to the expiration of any term. Under the terms of the agreement, Mr. Hoult is entitled to a base salary of at least $165,000. He is also entitled to participate in and receive payments from all other bonus and other incentive compensation plans on the same basis as the other employee officers of the company. The agreement provides that, if Mr. Hoult’s employment is terminated due to death or disability prior to the end of his first year of employment, he will be entitled to an amount equal to four weeks of his base salary. In the event that we terminate Mr. Hoult’s employment for cause, he will be entitled to an amount equal to two weeks of his base salary. If we terminate Mr. Hoult’s employment for any other reason (other than due to death or disability or for cause), he will be entitled to receive as severance benefits, for a period of one year from the date of his termination, his base salary as well as any benefits for which he is eligible and which he is receiving on the date of his termination, including any pension, life insurance, health insurance, disability insurance, and other employee benefit plans. If Mr. Hoult chooses to terminate his employment prior to the end of his first year of employment, all payments to him pursuant to the agreement will cease and terminate immediately.

Andrew Keery. On December 10, 2004, we entered into an employment agreement with Mr. Andrew Keery, our Executive Vice President-Business Alliances. This agreement has an initial term of one year, and automatically renews for successive one-year terms unless terminated earlier by either party or until either party provides the other with notice of nonrenewal at least 30 days prior to the expiration of any term. Under the terms of the agreement, Mr. Keery is entitled to a base salary of at least $165,000. He is also entitled to participate in and receive payments from all other bonus and other incentive compensation plans on the same basis as the other employee officers of the company. The agreement provides that, if Mr. Keery’s employment is terminated due to death or disability prior to the end of his first year of employment, he will be entitled to an amount equal to four weeks of his base salary. In the event that we terminate Mr. Keery’s employment for cause, he will be entitled to an amount equal to two weeks of his base salary. If we terminate Mr. Keery’s employment for any other reason (other than due to death or disability or for cause), he will be entitled to receive as severance benefits, for a period of one year from the date of his termination, his base salary as well as any benefits for which he is eligible and which he is receiving on the date of his termination, including any pension, life insurance, health insurance, disability insurance, and other employee benefit plans. If Mr. Keery chooses to terminate his employment prior to the end of his first year of employment, all payments to him pursuant to the agreement will cease and terminate immediately.

Limitation of Liability and Indemnification of Officers and Directors; Insurance

Our Amended and Restated Articles of Incorporation and Amended Bylaws provide for the indemnification of directors and officers. The general effect of these provisions is to indemnify to the fullest extent provided, authorized, allowed or not prohibited by the Florida Business Corporation Act, or FBCA, any director or officer against any liability arising from any action or suit in which he is involved by the reason of the fact that he is or was a director or officer. Advances against expenses may be made under the Amended Bylaws and the indemnity coverage provided thereunder includes liabilities under the federal securities laws as well as in other contexts.

Generally, the FBCA permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonable believed to be in, or not opposed to, the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 2004, we issued a total of 964,109 shares of our common stock, and notes in aggregate principal amount of $129,104, to the shareholders of Corporate Consulting Services, Inc., (now known as InterSearch Corporate Services, Inc.) as merger consideration in connection with the merger of Corporate Consulting Services into a wholly-owned subsidiary of our company. Our Chief Executive Officer and his spouse were the sole shareholders of Corporate Consulting Services. Therefore, all of these shares of common stock and notes issued to Corporate Consulting Services shareholders were issued to The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, a trust over which Daniel O’Donnell, our President and Chief Executive Officer and director, and his spouse Kimberly O’Donnell, currently the President of our wholly owned subsidiary InterSearch Corporate Services, have shared voting and investment power (the “O’Donnell Trust”).

In October 2004, in connection with the Corporate Consulting Services merger, we issued a total of 787,764 additional shares of our common stock to holders of debt of our company in consideration for the conversion of $1,575,529 of company debt. Of these shares, we issued (i) 292,897 shares to Frank McPartland, our Chairman; (ii) 316,071 shares to T. Radford Hazelip, a director; and (iii) 50,744 shares to John Terlip, a director.

In December 2004, we issued a total of 1,343,376 shares of our common stock, 3,436,068 shares of our Series A Preferred Stock, and notes in aggregate principal amount of $801,900 to the shareholders of Walnut Ventures, Inc., as merger consideration in connection with the merger of Walnut Ventures into a wholly-owned subsidiary of our company. Certain of our officers were shareholders of Walnut Ventures. Accordingly, of the shares and notes issued to Walnut Ventures shareholders, we issued (i) 859,017 shares of our Series A Preferred Stock and aggregate principal amount of $200,475 in notes to the O’Donnell Trust; (ii) 859,017 shares of our Series A Preferred Stock and aggregate principal amount of $200,475 in notes to Andrew Keery, our Executive Vice President of Strategic Alliances; (iii) 859,017 shares of our Series A Preferred Stock and aggregate principal amount of $200,475 in notes to Robert E. Hoult, our Executive Vice President of Business Development and Acquisitions; (iv) 859,017 shares of our Series A Preferred Stock and aggregate principal amount of $200,475 in notes to Steven Ernst, our Chief Technology Officer; (v) 200,056 shares of our common stock to Frank McPartland, our Chairman; and (vi) 375,168 shares of our common stock to Gary W. Bogatay, Jr., our Chief Financial Officer, Secretary and Treasurer.

In connection with the merger with Walnut Ventures, Walnut Ventures loaned certain of its shareholders $164,296 in the aggregate, the proceeds of which were used by such shareholders to exercise options to purchase Walnut Ventures stock immediately prior to the merger. The shareholders issued promissory notes in favor of Walnut Ventures for the foregoing loans. These notes bear interest at the rate of 12.5% per annum and mature on September 30, 2006. One of our executive officers, Gary W. Bogatay, Jr., and our chairman, Frank McPartland have outstanding loans from the company represented by these promissory notes. With respect to these notes, the following outstanding principal was owed by Mr. Bogatay and Mr. McPartland as of September 30, 2005: (i) $64,856 by Gary W. Bogatay, Jr.; and (ii) $34,584 by Frank McPartland. These loans to Mr. Bogatay and Mr. McPartland will be extinguished prior to the effectiveness of this registration statement.

From January to September 2005, we paid dividends in aggregate amount of $496,425 to holders of our preferred stock. Of these dividends, we paid (i) $140,000 to Daniel O’Donnell, our President and Chief Executive Officer and director; (ii) $127,625 to Andrew Keery, our Executive Vice President of Strategic Alliances; (iii) $88,800 to Robert E. Hoult, our Executive Vice President of Business Development and Acquisitions; and (iv) $140,000 to Steven Ernst, our Chief Technology Officer.

In February 2005, we issued a total of 2,500 shares of our Series B Preferred Stock to the shareholders of La Jolla Internet Properties, Inc., as merger consideration in connection with the merger of La Jolla Internet Properties, Inc. into a wholly-owned subsidiary of our company. Certain of our officers were shareholders of La Jolla Internet Properties. Accordingly, of the shares issued as merger consideration, we issued (i) 625 shares to the O’Donnell Trust; (ii) 625 shares to Andrew Keery, our Executive Vice President of Strategic Alliances; (iii) 625 shares to Robert E. Hoult, our Executive Vice President of Business Development and Acquisitions; and (iv) 625 shares to Steven Ernst, our Chief Technology Officer.

We have instituted a program to repurchase our capital stock at prices favorable to us when the opportunity arises. In February and April 2005, under this repurchase program, we repurchased a total of 762,500 shares of our Series A Preferred Stock from certain of our executive officers, for aggregate consideration equal to $1,500,000.

In September 2005, Barron Partners L.P. purchased 6,250,000 shares of our common stock and warrants to purchase up to 6,250,000 shares of our common stock. As a result of this transaction, Barron Partners became one of our significant shareholders. We entered into a registration rights agreement with Barron Partners in connection with the September 2005 transaction, providing for the registration of such purchased shares and shares issuable upon exercise of the warrants, or the registrable securities.

The registration rights agreement provides that we must register the registrable securities, by filing a registration statement with the SEC by November 28, 2005 and cause the SEC to declare the registration statement effective by February 10, 2006. If we fail to comply with the foregoing, we must pay Barron Partners L.P. liquidated damages for each day that such failure continues in an amount equal to 20% per annum of the purchase price of the shares then held by Barron that it purchased in September 2005. Liquidated damages shall be calculated on a daily basis and shall be payable in monthly installments on the fifth business day of the calendar month next succeeding the month in which such failure occurs. Our obligation to pay liquidated damages terminates on the earlier of two years following the closing or the date that Barron Partners no longer holds more than 20% of the securities purchased by it in September 2005. We are required to pay the registration expenses in connection with such registration.

In addition, if the registrable securities have not been registered and we propose to register a public offering of any of our securities (other than a registration on Form S-8 or S-4 or successor forms to these forms) then we will be required to register those purchased shares and shares issuable upon exercise of the warrant. Expenses relating to these “piggyback registrations” shall be borne by us. If such piggyback registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to Barron Partners and its permitted transferees.

In connection with the Barron Partners financing transaction in September 2005, we effected a recapitalization of our capital stock, by which we converted (i) all outstanding shares of our Series A Preferred Stock into 13,367,847 shares of our common stock; (ii) all outstanding shares of our Series B Preferred Stock into 25,000 shares of our common stock; and (iii) certain outstanding notes into 764,628 shares of our common stock. In the recapitalization, we issued (i) 4,668,297 shares of common stock to the O’Donnell Trust, in exchange for 859,017 shares of Series A Preferred Stock, 625 shares of Series B Preferred Stock and notes in the amount of $587,137; (ii) 4,433,893 shares of common stock to Steven Ernst, our Chief Technology Officer, in exchange for 859,017 shares of Series A Preferred Stock, 625 shares of Series B Preferred Stock and notes in the amount of $212,090; (iii) 3,371,393 shares of common stock to Andrew Keery, our Executive Vice President of Strategic Alliances, in exchange for 646,517 shares of Series A Preferred Stock, 625 shares of Series B Preferred Stock and notes in the amount of $212,090; and (iv) 132,556 shares of common stock to Robert Hoult, our Executive Vice President of Business Development and Acquisitions, in exchange for notes in the amount of $212,090.

Since January 2004, our chairman, Frank McPartland, has provided consulting services to us. Currently, such consulting services are provided in consideration of $15,000 per month, pursuant to an amended and restated consulting agreement, between us and GP Strategic Ventures, Inc., of which Mr. McPartland is the Chairman and CEO.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock as of October 19, 2005 for:

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 19, 2005 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The percentage of shares beneficially owned is based on 31,842,664 shares of common stock outstanding as of October 19, 2005, including the assumed exercise of currently exercisable options and warrants.

Except as otherwise noted below, and subject to applicable community property laws, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of the following stockholders is c/o InterSearch Group, Inc., 222 Kearny Street, Suite 550, San Francisco, California 94018.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Shareholders:
Barron Partners L.P.	12,500,000	32.5%
The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust(1)	5,632,406	17.5

Executive Officers and Directors:
Daniel M. O’Donnell(2)	5,633,912	17.5
Gary W. Bogatay, Jr.	375,168	1.2
Steven Ernst	4,433,893	13.8
Robert E. Hoult	1,683,893	5.2
Andrew Keery	3,371,393	10.5
Frank McPartland	523,746	1.6
T. Radford Hazelip	347,804	1.1
John Terlip	64,892	*

All directors and executive officers as a group (8 persons)	16,434,700	51.0%

*	Less than 1.0%
(1)	Daniel O’Donnell, our President and Chief Executive Officer and director, and his spouse Kimberly O’Donnell, currently the President of our wholly owned subsidiary InterSearch Corporate Services, have shared voting and investment power over The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust (the “O’Donnell Trust”).
(2)	Includes 5,632,406 shares of common stock held by the O’Donnell Trust.

REGISTERING SHAREHOLDERS

Barron Partners

In September 2005, we issued and sold 6,250,000 shares of our common stock to Barron Partners L.P. at a purchase price of $0.80 per share. In addition, we issued to Barron Partners warrants to purchase up to 6,250,000 shares of our common stock at an exercise price of $1.20 per share. In connection with this transaction, we entered into a registration rights agreement, pursuant to which we agreed to register the shares of common stock issued and sold to Barron Partners, along with shares of common stock issuable to Barron Partners upon exercise of the warrants, the terms of which are described in “Certain Relationships and Related Transactions.”

October 2005 Private Placement

In October 2005, we issued and sold 390,625 shares of our common stock to 10 individuals at a purchase price of $1.60 per share in a private placement. In connection with these transactions, we entered into a registration rights agreement, the terms of which are described in “Description of Securities—Registration Rights—October 2005 Private Placement.”

GunnAllen Financial

We issued to GunnAllen Financial, Inc. a warrant to purchase up to 625,000 shares of our common stock at an exercise price of $0.80 per share as compensation for acting as the placement agent in connection with the sale of shares of our common stock and warrants to Barron Partners in September 2005. We issued to GunnAllen a warrant to purchase up to 39,063 shares of our common stock at an exercise price of $1.60 per share as compensation for acting as the placement agent in connection with the sale of shares of our common stock to ten accredited investors in October 2005. In connection with these transactions, we entered into a registration rights agreement, the terms of which are described in “Description of Securities—Registration Rights—GunnAllen Financial, Inc.”

The aggregate number of shares of common stock included in this prospectus that may be resold are summarized in the table below. All of the shares are issued and outstanding as of the date of this prospectus.

Name of Registering Shareholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Registered for Sale (1)	Number of Shares Owned After Sale of Registered Shares (2)
Barron Partners L.P. (3)	12,500,000	12,500,000	—
GunnAllen Financial, Inc. (4)	664,063	664,063	—
Craig Black	31,250	31,250	—
Jeremiah Callaghan	31,250	31,250	—
Terrell Jones	31,250	31,250	—
Louis Kaiser	6,250	6,250	—
Stuart Kaiser	25,000	25,000	—
L. Wayne LeRoux	62,500	62,500	—
Russell Mahy	62,500	62,500	—
Mitchell Scott	62,500	62,500	—
Jeffrey Sime	31,250	31,250	—
William Zelasko	46,875	46,875	—

Total	13,554,688	13,554,688	—

(1)	This prospectus and the Registration Statement of which it is a part also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.
(2)	The number presented assumes the sale of all of the shares covered by this prospectus and that each party acquires no additional shares of common stock.
(3)	Includes 6,250,000 shares of common stock issuable upon exercise of currently exercisable warrants.
(4)	Includes 664,063 shares of common stock issuable upon exercise of currently exercisable warrants.

DESCRIPTION OF SECURITIES

General

The following description of our securities and their related rights is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Florida law.

We are currently authorized to issue 125,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of September 30, 2005, there were 24,800,476 shares of our common stock outstanding, which were held by approximately 150 stockholders of record. In addition, as of September 30, 2005, there were outstanding options to purchase 787,500 shares of our common stock and warrants to purchase 6,875,000 shares of our common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Subject to the preferences of any shares of preferred stock outstanding at the time, holders of shares of our common stock are entitled to receive dividends when, as, and if declared by our board of directors, out of funds legally available to us. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share equally in all our assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock, if any. Shares of our common stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of our common stock are, and the shares of common stock registered in this prospectus will be, upon payment and issuance, fully paid and nonassessable.

Preferred Stock

Under our articles of incorporation, our board of directors has the authority, without further action by our shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Warrants

In September 2005, we sold warrants to purchase up to 6,250,000 shares in the aggregate of common stock of the Company to Barron Partners L.P. The shares of common stock issuable upon exercise of these warrants are included in this prospectus. Barron Partners L.P. may exercise these warrants over a period commencing on September 29, 2005 and ending on September 29, 2010 for an exercise price of $1.20 per share. The Company has authorized and reserved a sufficient quantity of common stock to provide for the exercise of the rights represented by the warrants.

Barron Partners L.P. may exercise the warrants subject to limitations without making a cash payment (a “Cashless Exercise”). The warrants also contain a mandatory exercise provision, whereby the Company may require Barron Partners L.P. to exercise that number of warrants selected by the Company (for cash) if Barron Partners L.P. can include the shares issuable upon exercise of that number of warrants selected by the Company in an underwritten public offering in which the price per share is $2.40 (as adjusted for stock splits, dividends, and recapitalizations). Barron Partners L.P. is not obligated, however, to sell the shares underlying the warrants that are subject to the mandatory exercise provision. Finally, the warrants provide for the adjustment of the exercise price of the warrants and the number of shares of common stock issuable upon exercise of the warrants to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, or other similar event.

GunnAllen Financial, Inc. acted as our placement agent in connection with our issuance and sale of 6,250,000 shares of our common stock and warrants to purchase up to 6,250,000 shares of our common stock to Barron Partners, L.P. in September 2005. In connection with this transaction, we issued to GunnAllen a warrant to purchase up to 625,000 shares of our common stock as consideration for acting as our placement agent. GunnAllen may exercise this warrant over a period commencing on September 29, 2005 and ending on September 29, 2010 for an exercise price of $0.80 per share. GunnAllen also acted as our placement agent in connection with our issuance and sale of 390,625 shares of our common stock to 10 accredited investors in October 2005. In connection with this transaction, we issued to GunnAllen a warrant to purchase up to 39,063 shares of our common stock as consideration for acting as our placement agent. GunnAllen may exercise this warrant over a period commencing on October 7, 2005 and ending on October 6, 2010 for an exercise price of $1.60 per share.

GunnAllen may exercise the warrants without making a cash payment subject to certain limitations (a “Cashless Exercise”). The warrants also provide for the adjustment of the exercise price of the warrants and the number of shares of common stock issuable upon exercise of the warrants to reflect any stock dividend, stock split, combination of shares, reclassification, recapitalization, or other similar event.

Options

As of October 19, 2005, we had options outstanding to purchase 787,500 shares of our common stock at exercise prices ranging from $0.16 to $1.02 per share, with a weighted average exercise price of $0.46 per share, under our 2004 equity incentive plan described in “Management—Equity Incentive Plan.”

Registration Rights

Barron Partners L.P.

In connection with the purchase in September 2005 by Barron Partners L.P. of 6,250,000 shares of our common stock and warrants to purchase up to 6,250,000 shares of our common stock, we entered into a registration rights agreement with Barron Partners, with respect to the registration of such purchased shares and shares issuable upon exercise of the warrants, or the registrable securities. See “Certain Relationships and Related Transactions—Barron Partners Registration Rights.”

October 2005 Private Placement

In connection with the purchase in October 2005 purchase by 10 individuals of 390,625 shares of our common stock, we entered into a registration rights agreement with such individuals, with respect to the registration of such purchased shares, or the registrable securities. If we propose to register in a public offering of any of our securities (other than a registration on Form S-8 or S-4 or successor forms to these forms), then we will be required to register the shares of our common stock issuable upon exercise of the warrants. Expenses relating to these “piggyback registrations” shall be borne by us. If such piggyback registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given pro rata to those persons entitled to include shares in such registration statement. Expenses relating to these “piggyback registrations” shall be borne by us.

GunnAllen Financial, Inc.

We entered into a registration rights agreement with GunnAllen, with respect to the registration of the shares issuable upon exercise of the warrants issued to GunnAllen as compensation for acting as our placement agent in the September 2005 Barron Partners financing and the October 2005 private placement. The terms and conditions of the registration rights of GunnAllen are the same as those described above for our October 2005 private placement.

Anti-Takeover Effect of Bylaw Provisions and Florida Law

Our Amended and Restated Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors. In addition, certain provisions of Florida law may hinder or delay an attempted takeover of us other than through negotiation with our Board of Directors. These provisions could have the effect of discouraging certain attempts to acquire us or remove incumbent management even if some or a majority of our shareholders were to deem such an attempt to be in their best interest, including attempts that might result in the shareholders’ receiving a premium over the market price for the shares of our common stock held by shareholders.

Limitations on Shareholder Action by Written Consent.

Our Amended and Restated Bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having a majority of outstanding stock.

Provisions of Florida Law.

We are governed by two Florida Statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board of Directors, will not possess any voting rights unless such voting rights are approved by a majority of a corporation’s disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes us to indemnify our directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improver personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

Listing

Our common stock is quoted in the over-the-counter market on the pink sheets under the symbol “IGPN.”

Transfer Agent and Registrar

We have retained the services of OTC Corporate Transfer Services to act as our transfer agent and registrar immediately following the completion of this registration.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities. As of October 19, 2005, we had 25,191,157 shares of common stock outstanding. Of these shares, 443,620 shares plus an additional 13,554,688 shares being registered in this offering will be freely tradable without restriction under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act. Shares held by any affiliate of ours will be subject to the volume limitations and other restrictions of Rule 144 described below. The following table shows when certain of our restricted shares may be sold in the public market pursuant to Rule 144:

Date	Number of Shares Eligible For Sale	Comment
90 days after the date of this prospectus	15,942,059	shares saleable pursuant to Rule 144, subject to volume limitations

90 days after the date of this prospectus	350,225	shares saleable pursuant to Rule 144, without regard to volume limitations

Generally, under Rule 144 of the Securities Act, a person who has beneficially owned restricted shares for at least one year, including persons who are affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of our outstanding shares of common stock, which amount was 251,912 shares as of October 19, 2005; or

•	the reported average weekly trading volume of our common stock during the four calendar weeks preceding a sale by such person.

Shares under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information.

PLAN OF DISTRIBUTION

We are registering all of the shares on behalf of the registering shareholders. All of the shares were issued by us in private placement transactions. We will receive no proceeds from this offering. The registering shareholders may sell or distribute the shares, from time to time depending on market conditions and other factors, through underwriters, dealers, brokers or other agents, or directly to one or more purchasers. We are paying substantially all expenses incidental to their registration. The registering shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The registering shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

•	an exchange distribution in accordance with the rules of such exchange,

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

•	in privately negotiated transactions.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the registering shareholders may arrange for other broker-dealers to participate in the re-sales. In connection with distributions of such shares or otherwise, the registering shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the registering shareholders. The registering shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The registering shareholders may also enter into option or other transactions with broker-dealers or other financial institution which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The registering shareholders may also pledge such shares to a broker-dealer or other financial institution may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

In effecting sales, brokers, dealers or agents engaged by registering shareholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the registering shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents.

In order to comply with the securities laws of certain states, if applicable, the shares being registered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

We have agreed to indemnify the registering shareholders and persons controlling the registering shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The registering shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed with the registering shareholders to keep the registration statement of which this prospectus is a part effective until the earlier of (i) the date on which the shares may be resold by the registering shareholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) when all of the shares have been sold pursuant to such registration statement.

LEGAL MATTERS

The validity of the shares of common stock registered in this prospectus will be passed upon for us by Foley & Lardner LLP, Tampa, Florida.

EXPERTS

Our financial statements as of December 31, 2004 and for the year ended December 31, 2004 and for the period from February 6, 2003 (inception) to December 31, 2003 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Hacker Johnson & Smith P.A., independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Hacker Johnson & Smith P.A.’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.intersearch.com. Upon completion of this offering, you may access our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

INDEX TO FINANCIAL STATEMENTS

Page
InterSearch Group, Inc.

Independent Auditors’ Report	F-1

Consolidated Balance Sheets as of September 30, 2005 (Unaudited) and December 31, 2004 and 2003	F-2

Consolidated Statements of Operations for the Nine Months Ended September 30, 2005 and 2004 (Unaudited) and for the Year Ended December 31, 2004 and for the Period from February 6, 2003 (Inception) to December 31, 2003

F-3

Consolidated Statements of Stockholders’ Equity (Deficit) for the Nine Months Ended September 30, 2005 (Unaudited) for the Year Ended December 31, 2004 and for the Period from February 6, 2003 (Inception) to December 31, 2003

F-4

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2005 and 2004 (Unaudited) and for the Year Ended December 31, 2004 and for the Period from February 6, 2003 (Inception) to December 31, 2003

F-5

Notes to Consolidated Financial Statements	F-7

InterSearch Corporate Services, Inc.

Independent Auditors’ Report	F-20

Balance Sheet at September 30, 2004 (Unaudited) and December 31, 2003	F-21

Statements of Operations for the Nine Months Ended September 30, 2004 and 2003 (Unaudited) and Year Ended December 31, 2003	F-22

Statements of Stockholders’ Equity for the Nine Months Ended September 30, 2004 (Unaudited) and Year Ended December 31, 2003	F-23

Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003 (Unaudited) and Year Ended December 31, 2003	F-24

Notes to Financial Statements	F-25

i

ii

Independent Auditors’ Report

InterSearch Group, Inc.

San Francisco, California:

We have audited the accompanying consolidated balance sheets of InterSearch Group, Inc. and Subsidiaries (the “Company”) at December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2004 and for the period from February 6, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from February 6, 2003 (Inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

April 25, 2005

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	At September 30, 2005	At December 31,
		2004	2003
	(Unaudited)
Assets

Current assets:
Cash	$234,733	590,100	59,176
Accounts receivable	2,764,121	2,618,395	1,063,962
Prepaid expenses and other	270,319	178,983	7,648
Deferred income taxes	—	31,138	—

Total current assets	3,269,173	3,418,616	1,130,786

Office equipment, net of accumulated depreciation of $154,377, $72,165 and $6,500	196,774	236,054	19,500
Patents and trademarks, net of accumulated amortization of $1,235	72,875	—	—
Domains, net	12,896,790	—	—
Goodwill	573,123	573,123	—
Deferred income taxes	521,647	525,200	41,850

Total	$17,530,382	4,752,993	1,192,136

Liabilities and Stockholders’ Equity (Deficit)

Current liabilities:
Revolving line of credit	1,544,000	70,000	—
Accrued liabilities	990,758	611,439	579,064
Accounts payable	1,127,008	1,315,389	540,923
Notes payable	1,540,000	—	—
Due to related party	—	—	93,488
Current portion of notes payable to related parties	—	219,187	—
Common stock subject to mandatory redemption	6,150,000	—	—

Total current liabilities	11,351,766	2,216,015	1,213,475

Notes payable to related parties, net of current portion	—	931,004	—
Deferred income taxes	—	—	7,767

Total liabilities	11,351,766	3,147,019	1,221,242

Economic dependence and commitments (Notes 3, 5 and 11)

Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 200,000,000 shares authorized, 137,542,776 shares issued and outstanding with a liquidation value of $3,212,829 at December 31, 2004	—	137,543	—
Common stock, $.001 par value; 5,000,000,000 shares authorized, 992,019,032, 134,720,015 and 687,213,880 shares issued and outstanding	992,019	134,720	—
Additional paid-in capital	4,676,600	1,240,703	—
Retained earnings (accumulated deficit)	674,293	257,304	(29,106)
Notes receivable for common stock issued	(164,296)	(164,296)	—

Total stockholders’ equity (deficit)	6,178,616	1,605,974	(29,106)

Total	$17,530,382	4,752,993	1,192,136

See accompanying Notes to Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

				For the Period from February 6, 2003 (Inception) to December 31, 2003
	Nine Months Ended September 30,		Year Ended December 31, 2004
	2005	2004
	(Unaudited)
Revenues
Internet search services	$10,413,203	8,919,616	12,579,025	3,403,480
Corporate services	2,168,180	—	170,845	—

Total revenues	12,581,383	8,919,616	12,749,870	3,403,480

Cost of revenues
Traffic acquisition cost	5,052,882	5,236,163	7,153,264	2,112,175
Cost of consulting services	1,647,931	—	129,487	—

Total cost of revenues	6,700,813	5,236,163	7,282,751	2,112,175

Gross profit	5,880,570	3,683,453	5,467,119	1,291,305

Operating expenses:
Sales and marketing expense	665,830	391,323	665,203	303,435
General and administrative expense	3,398,102	2,061,472	3,056,170	1,044,206

Total operating expenses	4,063,932	2,452,795	3,721,373	1,347,641

Earnings (loss) from operations	1,816,638	1,230,658	1,745,746	(56,336)
Interest expense	109,898	—	10,274	—

Earnings (loss) before income taxes	1,706,740	1,230,658	1,735,472	(56,336)
Income taxes (benefit)	670,815	—	447,162	(27,230)

Net earnings (loss)	1,035,925	1,230,658	1,288,310	(29,106)
Preferred stock dividends	496,425	—	40,000	—

Net earnings (loss) available to common stockholders	$539,500	1,230,658	1,248,310	(29,106)

Basic earnings per share	$.04	.07	.08	—

Diluted earnings per share	$.03	.07	.07	—

Common stock dividends per share	$.01	.05	.06	—

Unaudited proforma tax and earnings (loss) available to common stockholders and per share information for S Corporation periods
Net earnings (loss) available to common stockholders	539,500	1,230,658	1,248,310	(29,106)
Proforma income tax expense adjustment	31,454	490,343	254,084	—

Proforma net earnings (loss)	$508,046	740,315	994,226	(29,106)

Proforma basic earnings per share	$.04	.04	.06	—

Proforma diluted earnings per share	$.02	.04	.06	—

See accompanying Notes to Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

Nine Months Ended September 30, 2005 (Unaudited) and for the Year Ended December 31, 2004

and For the Period from February 6, 2003 (Inception) to December 31, 2003

					Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Notes Receivable for Common Stock Issued	Total Stockholders’ Equity (Deficit)

	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at February 6, 2003	—	$—	—	$—	—	—	—	—
Issuance of common stock	—	—	687,213,880	—	—	—	—	—
Net loss	—	—	—	—	—	(29,106)	—	(29,106)

Balance at December 31, 2003	—	—	687,213,880	—	—	(29,106)	—	(29,106)
Common stock dividends	—	—	—	—	—	(961,900)	—	(961,900)
Preferred stock dividends	—	—	—	—	—	(40,000)	—	(40,000)
Common stock issued in connection with merger of InterSearch and Walnut	—	—	80,984,961	80,985	1,099,749	—	—	1,180,734
Common stock issued in connection with merger with LaJolla Internet Properties, Inc.	100,000	100	—	—	99,900	—	—	100,000
Exchange of common stock for Preferred stock (5 for 1)	137,442,776	137,443	(687,213,880)	—	(137,443)	—	—	—
Exercise of common stock options	—		53,735,054	53,735	178,497	—	(164,296)	67,936
Net earnings	—	—	—	—	—	1,288,310	—	1,288,310

Balance at December 31, 2004	137,542,776	137,543	134,720,015	134,720	1,240,703	257,304	(164,296)	1,605,974
Common stock dividends (unaudited)	—	—	—	—	—	(122,511)	—	(122,511)
Preferred stock dividends (unaudited)	—	—	—	—	—	(496,425)	—	(496,425)
Retirement of 30,500,000 shares of preferred stock (unaudited)	(30,500,000)	(30,500)	—	—	(1,469,500)	—	—	(1,500,000)
Preferred Stock Series A Conversion (5 for 1) (unaudited)	(106,942,776)	(106,943)	534,713,880	534,714	(427,771)	—	—	—
Preferred Stock Series B Conversion (10 for 1) (unaudited)	(100,000)	(100)	1,000,000	1,000	(900)	—	—	—
Common stock issued in connection with exchange of notes payable to related parties for common stock (unaudited)	—	—	30,585,137	30,585	1,192,903	—	—	1,223,488
Sale of common stock, net of offering costs of $667,335 (unaudited)	—	—	250,000,000	250,000	4,082,665	—	—	4,332,665
Common stock warrants issued as compensation in connection with sale of common stock (unaudited)	—	—	—	—	99,500	—	—	99,500
Common stock issued in connection with DotCom Acquisition (unaudited)	—	—	41,000,000	41,000	(41,000)	—	—	—
Net earnings (unaudited)	—	—	—	—	—	1,035,925	—	1,035,925

Balance at September 30, 2005 (unaudited)	—	$—	992,019,032	$992,019	4,676,600	674,293	(164,296)	6,178,616

See accompanying Notes to Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Nine Months Ended September 30,		Year Ended December 31, 2004	For the Period from February 6, 2003 (Inception) to December 31, 2003
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$1,035,925	1,230,658	1,288,310	(29,106)
Adjustment to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	83,447	31,194	66,161	6,500
Deferred income taxes (benefit)	34,691	—	306,314	(34,083)
Increase in accounts receivable	(145,726)	(1,159,873)	(1,258,343)	(1,063,962)
Increase in prepaid expenses and other	(91,336)	(114,624)	(37,025)	(7,648)
(Decrease) increase in accounts payable	(188,381)	250,282	673,100	514,923
Increase (decrease) in accrued liabilities	287,230	113,136	(95,167)	579,064
(Decrease) increase in due to related party	—	—	(93,488)	93,488

Net cash provided by operating activities	1,015,850	350,773	849,862	59,176

Cash flows from investing activities:
Purchase of office equipment	(44,167)	(202,708)	(274,467)	—
Cash acquired in connection with the merger with InterSearch	—	—	37,593	—
Purchase of domains	(5,206,790)	—	—	—

Net cash used in investing activities	(5,250,957)	(202,708)	(236,874)	—

Cash flows from financing activities:
Retirement of preferred stock	(1,500,000)	—	—	—
Net increase (decrease) in revolving lines of credit	1,474,000	—	(20,000)	—
Repayment of notes payable to related parties	—	—	(30,000)	—
Cash dividends	(526,425)	—	(200,000)	—
Exercise of common stock options	—	—	67,936	—
Proceeds from sale of preferred stock	—	100,000	100,000	—
Proceeds from sale of common stock	4,432,165	—	—	—

Net cash provided by (used in) financing activities	3,879,740	100,000	(82,064)	—

Net (decrease) increase in cash	(355,367)	248,065	530,924	59,176
Cash at beginning of period	590,100	59,176	59,176	—

Cash at end of period	$234,733	307,241	590,100	59,176

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

	Nine Months Ended September 30,		Year Ended December 31, 2004	For the Period from February 6, 2003 (Inception) to December 31, 2003
	2005	2004
	(Unaudited)
Supplemental disclosure of cash flow information:
Cash paid during the year for-
Interest	$55,710	—	6,583	—

Income taxes	$377,147	—	—	—

Noncash financing and investing activities:
Accounts payable incurred in connection with purchase of certain office equipment	$—	—	—	26,000

Notes receivable issued in connection with the exercise of common stock options	$—	—	164,296	—

Dividends included in notes payable to related parties	$—	—	801,900	—

Exchange of notes payable to related parties of $1,150,191 and accrued liabilities of $73,297 for common stock	$1,223,488	—	—	—

Common stock dividends declared included in accrued liabilities	$92,511	—	—	—

Assets and liabilities assumed in connection with mergers and acquisitions:
Accounts receivable	$—	—	296,090	—

Prepaid expenses and other	$—	—	134,310	—

Office equipment	$—	—	8,248	—

Deferred income taxes	$—	—	828,569	—

Revolving line of credit	$—	—	90,000	—

Accrued liabilities	$—	—	127,542	—

Accounts payable	$—	—	101,366	—

Notes payable	$1,540,000	—	—	—

Note payable to related parties	$—	—	378,291	—

Domains	$7,690,000	—	—	—

Goodwill	$—	—	573,123	—

Common stock offering costs incurred in connection with warrant issuance	$99,500	—	—	—

Common stock issued	$6,150,000	—	1,180,734	—

See accompanying Notes to Consolidated Financial Statements.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At September 30, 2005 (Unaudited) and December 31, 2004 and 2003 and for the Nine Months

Ended September 30, 2005 and 2004 (Unaudited) and for the Year Ended December 31, 2004

and for the Period from February 6, 2003 (Inception) to December 31, 2003

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business. InterSearch Group, Inc. (“InterSearch”) acquired Walnut Ventures, Inc. (“Walnut”) on December 10, 2004 in a transaction accounted for as a reverse acquisition due to the stockholders of Walnut controlling approximately ninety percent of the combined entity subsequent to the merger (See Note 2). Accordingly, the merger was accounted for as an acquisition of InterSearch by Walnut and as a recapitalization of Walnut. InterSearch’s wholly-owned subsidiary is Corporate Consulting Services, Inc. whose name changed to InterSearch Corporate Services in October 2005, (“ICS”). Walnut operates in the pay-per-click search engine and internet advertising industries.

ICS is engaged principally in the business of providing highly skilled internet and technology consultants through outsourcing to entities operating within the banking, insurance and securities sectors. ICS’s primary market is the continental United States.

La Jolla Internet Properties, Inc. (“La Jolla”) as discussed in Note 2 was acquired by the Company on February 11, 2005. La Jolla and the Company were entities under common control due to common stockholders. The acquisition was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, stockholders’ equity, income and expenses of both companies are combined and recorded at their historical cost amounts. Accordingly, all prior period financial information in this report has been adjusted to include the accounts of La Jolla. La Jolla operates in the pay-per-click search engine and internet advertising industries. During the periods ended December 31, 2004 and 2003 substantially all revenues were generated from Walnut and La Jolla who operate in the same industry segment.

Unaudited Information. The accompanying consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004 are unaudited, however in the opinion of management, all adjustments necessary for the fair presentation of the consolidated financial statements have been included. All such adjustments are of a normal recurring nature. The results for the nine months ended September 30, 2005 are not necessarily indicative of the results which may be expected for the entire year.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of InterSearch Group, Inc. and its wholly-owned subsidiaries (collectively the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. Pay-for-performance search results are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on a search result. Revenues derived from consulting services are recorded on a gross basis as services are performed and associated costs have been incurred using employees or independent contractors of the Company.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company has agreements with various entities, networks of Web properties that have integrated the Company’s search service into their sites, to provide pay-for-performance search results. The Company pays these entities based on click-throughs on these listings. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from pay-for-performance search results related to traffic supplied by these entities is reported gross of the payment to these entities. This revenue is reported gross primarily due to the fact that the Company is the primary obligor to the customers of the pay-for-performance search services.

Traffic Acquisition Costs. The Company enters into agreements of varying duration with certain entities that integrate the Company’s pay-for-performance search service into their sites. The Company expenses, as cost of revenues, traffic acquisition costs based on a percentage of revenue, number of paid introductions, number of searches, or other metric based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

Cost of Consulting Services. Cost of consulting services includes the wages of outsourced consultants and independent contractors, related payroll taxes, benefits, workers’ compensation expenses and travel expenses.

Allowance for Uncollectible Receivables. An allowance for uncollectible accounts receivable is recorded based on a combination of write-off history, aging analysis and any specific known troubled accounts. However, at September 30, 2005 (unaudited) and December 31, 2004 and 2003, no allowance was necessary due to subsequent collection of substantially all accounts receivable.

Office Equipment. Office equipment is stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Domains. Domains which consists primarily of www.irs.com are stated at cost, less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets. The domain assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment and Disposal of Long-Lived Assets.” Based on the impairment tests performed there was no impairment of domains during the period ended September 30, 2005 (unaudited). However, there can be no assurance that future domain impairment tests will not result in a charge to earnings.

Goodwill. Goodwill resulted from the reverse acquisition of InterSearch and represents the excess of the acquisition cost over the fair value of the net assets acquired. Generally accepted accounting principles require goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in 2004 or 2005 (unaudited). There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Common Stock Subject to Mandatory Redemption. In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”), which requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company issued 41,000,000 (1,025,000 adjusted for 1 for 40 reverse common stock split) shares of our common stock in connection with the acquisition of certain assets of DotCom Corporation, which are being held in escrow. Upon the occurrence of certain events, we must redeem

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

these shares, and therefore, such shares fall within the scope of SFAS 150 and have been reflected accordingly as a liability in our consolidated financial statements.

Income Taxes. Effective December 11, 2004 and for the period ended December 31, 2003 deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. The Company and its subsidiaries file a consolidated income tax return. Income taxes are allocated proportionately as if separate income tax returns were filed.

For the period from January 1, 2004 through December 10, 2004 the stockholders of the Company elected to be taxed as an S-Corporation. For federal and state income tax purposes all items of income and expense flowed through to its stockholders, therefore no provision for income taxes has been reflected in these consolidated financial statements for the period from January 1, 2004 through December 10, 2004.

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Net earnings (loss) available to common stockholders, as reported	$539,500	1,230,658	1,248,310	(29,106)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	9,658	61,795	82,393	—

Proforma net earnings (loss)	$529,842	1,168,863	1,165,917	(29,106)

Basic earnings per share:
As reported	$.04	.07	.08	—

Proforma	$.04	.07	.07	—

Diluted earnings per share:
As reported	$.03	.07	.07	—

Proforma	$.03	.07	.06	—

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

No stock options were granted in 2003. In order to calculate the fair value of the options granted in 2005 and 2004 using the Black-Scholes option pricing model, it was assumed that the risk-free interest rate was 4.26% and 4.42%, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and there was no stock volatility, due to the lack of an active market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Grant-date fair value of options issued during the period	$95,677	108,856	108,856	—

Per share value of options at grant period	$.35	.06	.06	—

Earnings (Loss) Per Share. Basic earnings (loss) per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method and conversion of convertible preferred stock to common stock, using the if converted method. Common stock equivalents were antidilutive for the period ended December 31, 2003. All per share amounts have been restated to reflect the 1 for 40 reverse stock split discussed in Note 12. Earnings per common share have been computed based on the following:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Weighted-average number of common shares outstanding used to calculate basic earnings per common share	14,016,646	17,180,347	16,029,318	17,180,347
Effect of dilutive stock options	757,660	16,436	531,231	—
Effect of dilutive warrants	6,201,747	—	—	—
Conversion of preferred stock to common stock	—	—	1,431,696	—

Weighted-average number of common shares outstanding used to calculate diluted earnings per common share	20,976,053	17,196,783	17,992,245	17,180,347

Recent Pronouncements. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share Based Payment.” This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, which includes stock options and warrants, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. Public entities will adopt this Statement using a modified version of prospective application. Under this application, this Statement will apply to new awards and to awards modified, repurchased, or cancelled after the required effective date and to awards not yet (vested) that exist as of the effective date. This Statement is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. Management has determined that the estimated 2006 expense will be approximately $34,000.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets-an Amendment to APB opinion No. 29.” This Statement addresses the measurement of exchanges of nonmonetary assets. The Statement is effective for fiscal periods beginning after June 15, 2005. Management believes this Statement will not have a material effect on the Company’s consolidated financial statements.

(2) Merger and Acquisitions

On December 10, 2004, InterSearch completed its merger with Walnut. Pursuant to the merger agreement InterSearch issued 137,442,776 shares of Series A preferred stock and 53,735,054 (1,343,376 adjusted for 1 for 40 reverse common stock split) shares of common stock in exchange for all of the outstanding shares of Walnut. The merger was accounted for under the purchase method of accounting and was treated as a reverse acquisition because the stockholders of Walnut controlled approximately ninety percent of the combined entity. Walnut was considered the acquirer for accounting and financial reporting purposes. Due to the reverse acquisition, InterSearch’s assets and liabilities were recorded at their fair values at the date of acquisition. The consolidated financial information for 2003 includes the results of Walnut. The operating results of InterSearch have been included in the accompanying consolidated financial statements from the date of acquisition forward. All reported amounts of outstanding common shares and stock options prior to the merger have been adjusted to reflect the exchange ratio. The purchase price of $1,180,734 which was based on external appraisals resulted in an excess of cost over net assets acquired of $573,123 which has been reflected as goodwill in the accompanying consolidated balance sheets.

The purchase price of InterSearch was allocated as follows:

Cash	$37,593
Accounts receivable	296,090
Prepaid expenses and other	134,310
Office equipment	8,248
Deferred income taxes	828,569
Goodwill	573,123
Revolving line of credit	(90,000)
Accrued liabilities	(127,542)
Accounts payable	(101,366)
Note payable to related parties	(378,291)

$1,180,734

On February 11, 2005, the Company acquired La Jolla Internet Properties, Inc. (“La Jolla”). The agreement provided for the purchase of all outstanding common stock of La Jolla in exchange for 100,000 shares of Company Series B preferred stock. Series B preferred stock provides for the payment of aggregate cumulative cash dividends of $25,000 payable cash month and is convertible at any time at the option of the holder into ten shares of common stock. La Jolla operates in the pay-per-click search engine and internet advertising industries. La Jolla and the Company were entities under common control due to common stockholders. The acquisition was accounted for at historical cost similar to the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, stockholders’ equity, income and expenses of both companies are combined and recorded at their historical cost amounts. Accordingly, all prior period financial information in this report has been adjusted to include the accounts of La Jolla.

On September 29, 2005, the Company acquired the domain asset www.irs.com from DotCom Corporation. The agreement provided for the purchase of the asset in exchange for $5,000,000 cash at closing and $6,150,000

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

in InterSearch stock representing 41,000,000 (1,025,000 adjusted for 1 for 40 reverse common stock split) shares of common stock to be held in escrow. The escrowed stock is callable at any time by the Company for $6,150,000. In accordance with SFAS No. 150 the Company has classified the $6,150,000 as common stock subject to mandatory redemption in the accompanying consolidated balance sheets. The Company is required to call the stock if a Primary Public Offering is executed and must call by August 12, 2006. If the Company fails to call the stock by August 12, 2006 it will be in default and the domain asset www.irs.com will revert back to DotCom Corporation. In the event of default DotCom Corporation will retain all previously paid proceeds. In addition, other fees payable under the transaction amount to $1,540,000. This is structured as a note payable at 5% interest due monthly with the first installment of $693,000 payable on January 15, 2006 and the remaining $847,000 payable by August 12, 2006, subject to certain conditions as defined in the agreement. The acquisition was accounted for as a purchase transaction and, in accordance with generally accepted accounting principles, the total purchase price of $12,896,790 including acquisition costs of $1,746,790 was allocated to specifically identifiable intangible assets as determined by external appraisals. The assets will be amortized using the straight-line method over a useful life of 15 years. Approximate future amortization expense for the five fiscal years subsequent to September 30, 2005 (unaudited) is as follows:

Year Ended December 31,	Amount
2005	$214,947
2006	859,786
2007	859,786
2008	859,786
2009	859,786
2010	859,786

The unaudited consolidated results of operations of a proforma basis as if the mergers and acquisitions had occurred as of the beginning of the periods presented are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)		(Unaudited)
Revenue	$14,331,039	12,843,801	17,159,899	8,311,235
Net earnings	$799,786	1,027,263	753,221	28,806
Net earnings (loss) available to common stockholders	$303,361	667,263	273,221	(451,194)
Net earning (loss) per share - basic	$.01	.03	.01	(.02)
Net earning (loss) per share - diluted	$.01	.02	.01	(.02)

The proforma financial information is presented for informational purposes only and is not indicative of the operating results that would have occurred had the mergers and acquisitions been consummated as of the above dates, nor are they necessarily indicative of future operating results.

(3) Accounts Receivable and Economic Dependence

A substantial portion of the Company’s revenues are generated as a result of two contracts with advertising network partners. The contracts allow the Company to display search results generated by the partners on behalf of the Company. At September 30, 2005, the contracts have approximately two years remaining. Accounts receivable at September 30, 2005, December 31, 2004 and 2003 included $2,457,079 (unaudited), $2,312,883 and $1,032,883, respectively due from the advertising network partners, all of which was subsequently collected.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4) Income Taxes

Income taxes (benefit) consists of the following:

	Nine Months Ended September 30,		Year Ended December 31, 2004	Period Ended December 31, 2003
	2005	2004
	(Unaudited)
Current:
Federal	$472,039	—	98,361	4,312
State	164,085	—	42,487	2,541

Total current	636,124	—	140,848	6,853

Deferred:
Federal	49,909	—	243,186	(26,711)
State	(15,218)	—	63,128	(7,372)

Total deferred	34,691	—	306,314	(34,083)

Total income taxes (benefit)	$670,815	—	447,162	(27,230)

The reasons for the differences between the statutory Federal rate and the effective income tax rate are summarized as follows:

	Nine Months Ended September 30,		Year Ended December 31, 2004	Period Ended December 31, 2003
	2005	2004
	(Unaudited)
Income taxes (benefit) at statutory Federal income tax rate	$580,292	418,424	494,507	(19,154)
Increase (decrease) in rate resulting from:
State taxes, net of Federal income tax benefit	98,263	—	72,333	(3,188)
Income for S-Corporation period	(31,454)	(418,424)	(455,250)	—
Conversion to C-Corporation	—	—	327,095	—
Effect of graduated rates	—	—	—	(5,462)
Other	23,714	—	8,477	574

Income taxes (benefit)	$670,815	—	447,162	(27,230)

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following:

	At September 30, 2005	At December 31,
		2004	2003
	(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$846,495	949,765	—
Accrued vacation	19,419	13,542	—
Accrual to cash adjustment	—	—	41,521
Other	7,240	7,240	329

Total deferred tax assets	873,154	970,547	41,850
Valuation allowance	132,932	132,932	—

	740,222	837,615	41,850

Deferred tax liabilities:
Accrual to cash adjustment	160,267	222,969	—
Office equipment	58,308	58,308	7,767

Total deferred tax liabilities	218,575	281,277	7,767

Net deferred tax asset	$521,647	556,338	34,083

The valuation allowance was established at the time of the acquisition of InterSearch and relates to state tax net operating losses that management believes may not be utilized to offset future taxable income.

At September 30, 2005 and December 31, 2004, the Company had net operating loss carryforwards, which will expire as follows:

	September 30, 2005		December 31, 2004
Tax Year	Federal	State	Federal	State
	(Unaudited)
2010	$—	75,724	49,321	75,724
2011	56,978	311,393	311,393	311,393
2012	334,665	334,665	334,665	334,665
2018	419,178	419,178	419,178	419,178
2019	523,061	523,061	523,061	523,061
2020	441,199	441,199	441,199	441,199
2021	271,738	271,738	271,738	271,738
2022	40,008	40,008	40,008	40,008

	$2,086,827	2,416,966	2,390,563	2,416,966

The net operating loss carryforwards are subject to an annual limitation of approximately $304,000 due to the ownership change of the Company.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(5) Office Equipment

Office equipment consist of the following:

	At September 30, 2005	At December 31,
		2004	2003
	(Unaudited)
Office furniture and equipment	$4,937	4,937	2,105
Computer equipment and software	346,213	303,282	23,399

Total, at cost	351,150	308,219	25,504
Less accumulated depreciation and amortization	154,376	72,165	6,004

Office equipment, net	$196,774	236,054	19,500

The Company leases its facilities under an operating lease with an initial term of three years. The lease provides for annual increases based on changes in the Consumer Price Index and for an allocable share of utilities, operating pass through and maintenance charges. Rental expense was approximately $84,436, $72,315, $93,500 and $64,500 for the nine months ended September 30, 2005 and 2004 (unaudited) and for the periods ended December 31, 2004 and 2003, respectively. In May 2004 the Company amended its lease agreement to increase the amount of leased space. Approximate future minimum rentals under this lease, as amended are as follows:

Year Ended December 31, or September 30,	September 30, 2005	December 31, 2004
	(Unaudited)
2005	$28,388	112,823
2006	28,388	28,388

	$56,766	141,211

On September 21, 2005, the Company signed an operating lease for facilities with an initial term of five years and five months beginning November 1, 2005. The lease provides for rent abatement for the first five months, annual increases of approximately $6,200 and for an allocable share of utilities, operating pass through and maintenance charges. Approximate future minimum rentals under this lease are as follows:

Year Ended September 30,	September 30, 2005
(Unaudited)
2006	$122,629
2007	168,132
2008	174,302
2009	180,473
2010	186,642
2011	47,047

$879,225

The Company leases additional space for LaJolla under an operating lease with an initial term of one year. The lease contains a renewal option for one year. Rent expense was $5,405 and $3,978 for the periods ended September 30, 2005 and December 31, 2004 and rental commitments totaled $5,000 at September 30, 2005 (unaudited).

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(6) Revolving Lines of Credit

The Company had a $100,000 line of credit with a bank. The interest rate was this bank’s prime plus .25% (4% at December 31, 2004). The line of credit was collateralized by certificates of deposit totaling $70,000. The balance outstanding in connection with the line of credit was $0 and $70,000 at September 30, 2005 (unaudited) and December 31, 2004, respectively.

In December 2004 the Company obtained a $3,750,000 revolving line of credit with a bank. Borrowings are based on a percentage of accounts receivable. The revolving line of credit bears interest at prime plus one percent and it also requires the payment of a collateral handling fee of ..1% per month of financed receivables. The outstanding balance was $1,544,000 at September 30, 2005 (unaudited). There were no amounts outstanding at December 31, 2004.

(7) Notes Payable to Related Parties

Notes payable to related parties consists of the following:

	At September 30, 2005	At December 31, 2004
	(Unaudited)
12.5% uncollateralized note payable to an officer, due September 30, 2005, interest payable monthly	$—	219,187
8.0% uncollateralized notes payable to stockholders, all principal and accrued interest due on September 30, 2006	—	931,004

	$—	1,150,191

On September 23, 2005, $1,223,405 in shareholder debt, which consisted of $1,150,191 in principal and $73,297 in accrued interest through August 31, 2005, was converted to 764,628 (adjusted for 1 for 40 reverse common stock split) shares of common stock at a price of $1.60 per share.

(8) Stock Compensation and Warrants

Prior to the merger discussed in Note 2 Walnut granted 1,793,376 (adjusted for 1 for 40 reverse common stock split) stock options under its stock option plan established in 2004, of which 1,343,376 were exercised. The stock option plan was terminated as part of the merger transaction and the remaining unexercised options totaling 450,000 were assumed by the Plan.

Subsequent to the merger, the Company established an Incentive Stock Option Plan (the “Plan”) for officers, directors and employees of the Company and reserved 1,531,624 shares of common stock for the Plan. Both incentive stock options and nonqualified stock options may be granted under the Plan. The exercise price of the stock options is determined by the board of directors at the time of grant, but cannot be less than the fair market value of the common stock on the date of grant. The options vest over four years. The options must be exercised within ten years from the date of grant. At September 30, 2005 and December 31, 2004, options to purchase 744,124 (unaudited) and 999,853 shares remain available for grant.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

A summary of the activity in the Company’s stock option plan is as follows (dollars in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Exercise Price	Aggregate Option Price
Outstanding at December 31, 2002 and 2003	—	$—	—	—
Granted	1,793,376	.16	.16	287
Exercised	(1,343,376)	.16	.16	(232)
Options assumed in merger	87,500	.44	.44	39

Outstanding at December 31, 2004	537,500	.16	.16	94
Granted (unaudited)	275,000	1.02	1.02	281
Forfeited (unaudited)	(25,000)	.44	.44	(11)

Outstanding at September 30, 2005 (unaudited)	787,500	$.46	.46	364

The weighted-average contractual lives of the outstanding stock options at September 30, 2005 and December 31, 2004 are 111 and 116 months, respectively. At September 30, 2005 and December 31, 2004, the stock options granted under the plan are exercisable as follows:

	September 30, 2005		December 31, 2004
Year Ending December 31,	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
	(unaudited)
Currently	128,125	$.15	—	$—
2005	6,836.10		142,773.16
2006	201,172.46		134,375.16
2007	196,875.45		134,375.16
2008	190,039.46		125,977.16
2009	64,453	1.02	—	—

	787,500	$.46	537,500	$.16

On January 1, 2005, the Company established an Employee Stock Ownership Plan (“ESOP”) which will serve as a benefit to employees. No shares of common stock have been allocated to the ESOP. Each year the Company may make a contribution to the ESOP in Company stock or cash. As of September 30, 2005, the Company has not made a contribution to the plan.

In connection with the sale of common stock the Company issued warrants to purchase 250,000,000 (6,250,000 adjusted for the 1 for 40 reverse common stock split) at an exercise price of $.03 ($1.20 adjusted for the 1 for 40 reverse common stock split). The options expire September 29, 2010. The Company also issued 25,000,000 (625,000 adjusted for the 1 for 40 reverse common stock split) warrants for services rendered to placement agents in connection with the sale of common stock. These options are exercisable at $.02 per share ($.80 adjusted for the 1 for 40 reverse common stock split) and expire September 29, 2010. The fair value of warrants was estimated at $99,500 (unaudited) and has been presented as common stock offering costs and additional paid-in capital in the accompanying consolidated financial statements.

In addition, we entered into a registration rights agreement whereby we agreed to register for resale pursuant to the Securities Act, the shares of our common stock purchased by Barron Partners and those issuable upon

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

exercise of the warrants. This registration rights agreement provides that we must file a registration statement for the registration of these securities with the Securities and Exchange Commission by November 28, 2005 and must cause such registration statement to be declared effective by February 14, 2006. If we do not comply with the foregoing requirements, we must pay Barron Partners L.P. daily liquidated damages in an amount equal to 20% of the $5 million purchase price per annum, payable in monthly installments on the fifth business day of the calendar month next succeeding the month in which such failure occurs. Our obligation to pay liquidated damages terminates when Barron Partners no longer holds more than 20% of the securities purchased by it in September 2005.

(9) Notes Receivable for Stock Issued

The Company has issued notes receivable for the purchase of 950,392 shares (adjusted for 1 for 40 reverse common stock split) of common stock in the amount of $164,296. The notes call for an interest rate of 12.5% with payment in full on September 30, 2006 of principal and accrued interest.

(10) Preferred Stock

The Company has authorized 200,000,000 shares of preferred stock of which 137,442,776 shares have been designated as Series A preferred stock. The Series A preferred stock provides for the payment of aggregate cumulative cash dividend of $40,000 payable each month. Each share of Series A preferred stock is convertible at any time, at the option of the holder into five shares of common stock. The Series A preferred stock has an aggregate liquidation value of $2,212,829.

On February 9, 2005, the Company designated 100,000 shares as Series B preferred stock. The Series B preferred stock provides for the payment of aggregate cumulative cash dividends of $25,000 payable each month. Each share of Series B preferred stock is convertible at any time, at the option of the holder into ten shares of common stock. On February 9, 2010 all Series B preferred stock is mandatorily convertible into common stock. The Series B preferred stock has an aggregate liquidation value of $1,000,000.

In 2005, the Company has purchased 30,500,000 shares of Series A preferred stock for $1,500,000. The Company has also converted 106,942,776 shares of Series A preferred stock to common stock at a ratio of 5 shares of common stock for each share of Series A preferred stock and 100,000 shares of Series B preferred stock at a ratio of 10 shares of common stock for each share of Series B preferred stock. As of September 30, 2005, the Company has no outstanding shares of preferred stock.

(11) 401(k) Retirement Plan

On July 1, 2005, the Company established a 401(k) deferred contribution plan covering all employees who have attained age 21. Each year the Company may make a discretionary contribution. As of September 30, 2005, the Company has not made a contribution to the plan.

(12) Subsequent Events (Unaudited)

On September 23, 2005, the Articles of Incorporation of the Company were amended to increase the number of authorized shares of common stock to 5,000,000,000.

On October 7, 2005, the Company completed a private placement with multiple investors to raise funds totaling $625,000 in exchange for 15,625,000 shares of common stock at a price of $.04 per share.

INTERSEARCH GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

On October 19, 2005, the Company executed a 1 for 40 reverse common stock split. Information pertaining to shares, earnings per share and dividends per share has been restated in the accompanying consolidated financial statements to reflect the reverse split, except for the consolidated balance sheets and statements of stockholders’ equity. As a result of the reverse stock split and a new CUSIP number, InterSearch Group’s symbol has changed to IGPN.

(13) Segment Information

The Company identifies operating segments based on management responsibility. The Company has two reportable segments: Corporate services which consists of consulting services and internet search services which consists of pay per click-advertising services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are not significant.

	Nine Months Ended September 30,		Period Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Revenues:
Internet search services	$10,413,203	8,919,616	12,579,025	3,403,480
Corporate services	2,168,180	—	170,845	—

	$12,581,383	8,919,616	12,749,870	3,403,480

Earnings (loss) from operations:
Internet search services	$1,886,147	1,230,658	1,780,269	(56,336)
Corporate services	(69,509)	—	(34,523)	—

	$1,816,638	1,230,658	1,745,746	(56,336)

Segment assets:
Internet search services	$16,371,676	—	997,043	—
Corporate services	$845,206	2,886,212	3,755,950	1,192,136

Independent Auditors’ Report

InterSearch Corporate Services, Inc.

San Francisco, California:

We have audited the accompanying balance sheet of InterSearch Corporate Services, Inc., formerly known as Corporate Consulting Services, Inc. (the “Company”) at December 31, 2003, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

September 15, 2004

INTERSEARCH CORPORATE SERVICES, INC.

Balance Sheets

	September 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash	$18,237	49,361
Accounts receivable	369,895	222,242
Prepaid expenses and other	38,175	25,812
Due from related party	—	93,488

Total current assets	426,307	390,903

Office equipment, net	9,250	8,524
Other assets	245,231	94,031

Total	$680,788	493,458

Liabilities and Stockholders’ Equity
Current liabilities:
Note payable to related party	249,187	—
Revolving line of credit	75,000	10,000
Accrued liabilities	138,221	85,812
Accounts payable	71,008	147,086

Total current liabilities	533,416	242,898

Note payable to related party	—	217,267

Total liabilities	533,416	460,165

Commitments (Notes 1, 2, 3 and 9)

Stockholders’ equity:
Common stock, $.001 par value; 100,000,000 shares authorized, 38,564,531 and 49,570,634 shares issued and outstanding	38,564	49,571
Additional paid-in capital	86,436	100,429
Retained earnings (accumulated deficit)	22,372	(116,707)

Total stockholders’ equity	147,372	33,293

Total	$680,788	493,458

See accompanying Notes to Financial Statements.

INTERSEARCH CORPORATE SERVICES, INC.

Statements of Operations

	Nine Months Ended September 30,		Year Ended December 31, 2003
	2004	2003
	(Unaudited)
Revenues	$1,954,698	2,092,136	2,636,645
Costs of services	1,352,870	1,594,168	1,991,900

Gross profit	601,828	497,968	644,745

Selling, general and administrative expense	441,126	541,571	680,869

Income (loss) from operations	160,702	(43,603)	(36,124)

Other income (expense):
Interest expense	(28,123)	(14,108)	(24,847)
Other income	6,500	—	7,050

Total other expense	(21,623)	(14,108)	(17,797)

Net earnings (loss)	$139,079	(57,711)	(53,921)

Basic and diluted earnings (loss) per share	$.003	(.001)	(.001)

See accompanying Notes to Financial Statements.

INTERSEARCH CORPORATE SERVICES, INC.

Statements of Stockholders’ Equity

Year Ended December 31, 2003 and For the Nine Months

Ended September 30, 2004 (Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated (Deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2002	33,019,500	$33,020	66,980	(62,786)	37,214

Common stock issued in exchange for note payable	16,551,134	16,551	33,449	—	50,000

Net loss for the year	—	—	—	(53,921)	(53,921)

Balance at December 31, 2003	49,570,634	49,571	100,429	(116,707)	33,293

Retirement of common stock (unaudited)	(11,006,283)	(11,007)	(13,993)	—	(25,000)

Net earnings for the period (unaudited)	—	—	—	139,079	139,079

Balance at September 30, 2004 (unaudited)	38,564,351	$38,564	86,436	22,372	147,372

See accompanying Notes to Financial Statements.

INTERSEARCH CORPORATE SERVICES, INC.

Statements of Cash Flows

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003
	(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$139,079	(57,711)	(53,921)
Adjustment to reconcile earnings (loss) to net cash used in operating activities:
Depreciation and amortization	3,625	3,096	4,237
Increase in accounts receivable	(147,653)	(25,100)	(118,921)
Increase in prepaid expenses and other	(12,363)	(9,531)	(9,300)
(Decrease) increase in accounts payable	(76,078)	32,326	105,307
Increase (decrease) in accrued liabilities	52,409	(27,139)	(10,837)
Decrease (increase) in due from related party	93,488	(25,042)	(93,488)
Increase in other assets	(151,200)	(61,000)	(86,531)

Net cash used in operating activities	(98,693)	(170,101)	(263,454)

Cash flows from investing activity-
Purchase of office equipment	(4,351)	(4,661)	(4,662)

Cash flows from financing activities:
Net increase in line of credit	65,000	—	10,000
Proceeds from note payable to related party	31,920	177,500	217,267
Retirement of common stock	(25,000)	—	—

Net cash provided by financing activities	71,920	177,500	227,267

Net (decrease) increase in cash	(31,124)	2,738	(40,849)

Cash at beginning of period	49,361	90,210	90,210

Cash at end of period	$18,237	92,948	49,361

Supplemental disclosure of cash flow information:
Cash paid during the year for-
Interest	$28,123	14,108	23,094

Noncash financing activity-
Note payable exchanged for common stock	$—	50,000	50,000

See accompanying Notes to Financial Statements.

INTERSEARCH CORPORATE SERVICES, INC.

Notes to Financial Statements

September 30, 2004 (Unaudited) and December 31, 2003 and

For the Nine Months Ended September 30, 2004 and 2003 (Unaudited)

and For the Year Ended December 31, 2003

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business. InterSearch Group, Inc. (“InterSearch”) acquired Corporate Consulting Services, Inc. (the “Company”) on October 27, 2004. Subsequently, the name was changed to InterSearch Corporate Services, Inc. The merger was accounted for as reverse acquisition presented as a recapitalization, except no goodwill or other intangible assets are recorded. The Company was considered the acquirer for accounting and financial reporting purposes. (See Note 2). The Company is engaged principally in the business of providing highly skilled operational and technical consultants through outsourcing to entities operating within the banking, insurance and securities sectors. The Company’s primary market is the continental United States. Effective December 10, 2004, InterSearch and the Company were acquired by Walnut Ventures, Inc. (See Note 9).

Summary of Significant Accounting Policies. A summary of the significant accounting policies followed in preparing the accompanying financial statements is set forth below.

Unaudited Information. The accompany financial statements as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 are unaudited, however in the opinion of management, all adjustments necessary for the fair presentation of the financial statements have been included. All such adjustments are of a normal recurring nature. The results for the nine months ended September 30, 2004 are not necessarily indicative of the results which may be expected for the entire year.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Equipment. Office equipment is stated at cost less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets.

Allowance for Uncollectible Receivables. An allowance for uncollectible accounts receivable is recorded based on a combination of write-off history, aging analysis and any specific known troubled accounts. At September 30, 2004 (unaudited) and December 31, 2003, no allowance was necessary due to subsequent collection of all accounts receivable outstanding.

Revenue Recognition. Revenues derived from staffing services are recorded on a gross basis as services are performed and associated costs have been incurred using employees or independent contractors of the Company. In these circumstances, the Company assumes the risk of acceptability of its employees or independent contractors to its customers.

Cost of Services. Cost of services includes the wages of outsourced consultants and independent contractors, related payroll taxes, workers’ compensation expenses and travel expenses.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

INTERSEARCH CORPORATE SERVICES, INC.

Notes to Financial Statements—(Continued)

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively, “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price which approximated the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Nine Months Ended September 30,		Year Ended December 31, 2003
	2004	2003
	(Unaudited)
Net earnings (loss) available to common stockholders, as reported	$139,079	(57,711)	(53,921)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards	283	—	—

Proforma net earnings (loss)	$138,796	(57,711)	(53,921)

Basic earnings (loss) per share:
As reported	$.003	(.001)	(.001)

Proforma	$.003	(.001)	(.001)

No stock options were granted in 2003. In order to calculate the fair value of the options granted in 2004 using the Black-Scholes option pricing model, it was assumed that the risk-free interest rate was 4.42%, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and there was no stock volatility. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs.

Grant-date fair value of options issued during the period (unaudited)	$13,566

Per share value of options at grant date (unaudited)	$1.71

INTERSEARCH CORPORATE SERVICES, INC.

Notes to Financial Statements—(Continued)

Earnings (Loss) Per Share. Basic earnings (loss) per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method. There were no common stock equivalents during the year ended December 31, 2003 and nine month period ended December 31, 2003. Common stock options were not dilutive for the nine months ended September 30, 2004. Earnings (loss) per common share have been computed based on the following:

	Nine Months Ended September 30,		Year Ended December 31, 2003
	2004	2003
	(unaudited)
Weighted-average number of common shares outstanding used to calculate basic and diluted earnings (loss) per common share	39,787,271	45,892,604	48,812,112

(2) Merger of InterSearch Group, Inc. and InterSearch Corporate Services, Inc. (Unaudited)

On October 27, 2004, InterSearch completed its merger with the Company. Pursuant to the merger agreement InterSearch issued 38,564,351 shares of common stock in exchange for all of the outstanding shares of the Company. The merger was accounted for as a reverse acquisition presented as a recapitalization, except no goodwill or other intangible assets are recorded. The transaction was accounted for as equivalent to the issuance of common stock by the Company for the net assets of InterSearch, accompanied by a recapitalization. The Company was considered the acquirer for accounting and financial reporting purposes. The operating results of InterSearch will be included in the consolidated financial statements from the date of acquisition forward. All reported amounts of outstanding common shares and stock options prior to the merger have been adjusted to reflect the exchange ratio.

The unaudited consolidated results of operations of a proforma basis as if the merger had occurred as of the beginning of the periods presented are as follows:

	Nine Months Ended September 30,		Year Ended December 31, 2003
	2004	2003
	(Unaudited)		(Unaudited)
Revenue	$1,954,698	2,092,136	2,636,645
Net earnings (loss)	$132,710	(85,820)	(46,956)
Net earning (loss) per share – basic and diluted	$.003	(.002)	(.001)

The proforma financial information is presented for informational purposes only and is not indicative of the operating results that would have occurred had the merger been consummated as of the above dates, nor are they necessarily indicative of future operating results.

The net assets acquired from InterSearch were as follows (unaudited):

Cash	$820
Deferred income taxes	833,000
Accrued liabilities	(44,153)
Accounts payable	(5,660)

Net assets	$784,007

INTERSEARCH CORPORATE SERVICES, INC.

Notes to Financial Statements—(Continued)

(3) Office Equipment

The Company leases its facilities under an operating lease with an initial term of three years. The lease provides for annual increases based on changes in the Consumer Price Index and for an allocable share of utilities, operating pass through and maintenance charges. Rental expense was approximately $68,922, $40,664 and $64,500 for the nine months ended September 30, 2004 and 2003 (unaudited) and for the year ended December 31, 2003. In May 2004 the Company amended its lease agreement to increase the amount of leased space. Approximate future minimum rentals under this lease, as amended are as follows:

Year Ended September 30, or December 31,	At September 30, 2004	At December 31, 2003
	(Unaudited)
2004	$—	94,000
2005	112,000	113,000
2006	57,000	29,000

	$169,000	236,000

(4) Line of Credit

The Company has a $100,000 line of credit with a bank. The line of credit bears interest at this bank’s prime plus .25% (4% at November 30, 2004). The line of credit is collateralized by certificates of deposit totaling $100,000 pledged by certain stockholders of the Company. The balance outstanding in connection with the line of credit was $75,000 at September 30, 2004 (unaudited) and $10,000 at December 31, 2003, respectively.

(5) Note Payable to Related Party

Note payable to related party consists of the following:

	September 30, 2004	At December 31, 2003
	(Unaudited)
12.5% uncollateralized note payable to a stockholder, due September 30, 2005, interest payable monthly	$249,187	217,267

(6) Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. During the normal course of business, the Company extends credit to customers. The financial position and payment history of each customer has been considered in determining the allowance for uncollectable receivables. Concentrations of credit risk with respect to accounts receivable result from the Company providing services to entities operating within the financial services industry. The Company’s top five customers accounted for approximately 67% and 53% of accounts receivable at September 30, 2004 (unaudited) and December 31, 2003 and the Company’s top five customers accounted for approximately 62%, 84% and 73% of revenues during the nine months ended September 30, 2004 and 2003 (unaudited) and for the year ended December 31, 2003.

INTERSEARCH CORPORATE SERVICES, INC.

Notes to Financial Statements—(Continued)

(7) Related Party Transactions

The Company provided an entity affiliated through common ownership use of its office facilities at no charge in 2003. Due from related party of $93,488 at December 31, 2003 resulted from advances to and certain administrative and personnel costs paid by the Company on behalf of the same affiliated entity. The administrative and personnel costs totaled $66,354 and $49,766 during the for year ended December 31, 2003 and nine months ended September 30, 2003 (unaudited), respectively. No such costs were paid on behalf of the affiliated entity during the nine months ended September 30, 2004. A stockholder of the Company exchanged a note payable of $50,000 for 37,594 shares of common stock during the year ended December 31, 2003.

(8) Stock Compensation (Unaudited)

The Company granted 3,500,067 stock options under its stock option plan established in 2004. Both incentive stock options and nonqualified stock options may be granted under the Plan. The exercise price of the stock options is determined by the board of directors at the time of grant, but cannot be less than the fair market value of the common stock on the date of grant. The options vest over four years. The options must be exercised within ten years from the date of grant. At September 30, 2004 (unaudited), options to purchase 356,170 shares remain available for grant.

A summary of the activity in the Company’s stock option plan is as follows (dollars in thousands, except per share amounts):

	Number of Shares	Range of Per Share Option Price	Weighted- Average Exercise Price	Aggregate Option Price
Outstanding at December 31, 2003	—		$—	—
Granted (unaudited)	3,500,067.10		.10	350,007

Outstanding at September 30, 2004 (unaudited)	3,500,067	$.10	.10	350,007

The weighted-average contractual lives of the outstanding stock options at September 30, 2004 (unaudited) was 119 months. At September 30, 2004 (unaudited), the stock options granted under the plan are exercisable as follows:

Period Ending September 30,	Number of Shares	Weighted-Average Exercise Price
Currently	—	$—
2005	875,017.10
2006	875,017.10
2007	875,017.10
2008	875,016.10

	3,500,067

(9) Acquisition of InterSearch Corporate Services, Inc. and InterSearch Group, Inc. by Walnut Ventures, Inc. (Unaudited)

On December 10, 2004, InterSearch Corporate Services, Inc. and InterSearch acquired Walnut Ventures, Inc. (“Walnut”) in a transaction accounted for as a reverse acquisition as the stockholders of Walnut owned approximately ninety percent of the combined entity.

Independent Auditors’ Report

La Jolla Internet Properties, Inc.

San Francisco, California:

We have audited the accompanying balance sheet of La Jolla Internet Properties, Inc. (the “Company”) at December 31, 2004, and the related statements of earnings, stockholders’ equity and cash flows for the period from May 14, 2004 (Inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the period from May 14, 2004 (Inception) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

April 25, 2005

LA JOLLA INTERNET PROPERTIES, INC.

Balance Sheet

At December 31, 2004

Assets
Current assets:
Cash	$66,900
Accounts receivable	307,600
Due from affiliate	80,000
Prepaid expenses and other	6,342

Total current assets	$460,842

Liabilities and Stockholders’ Equity
Current liabilities:
Accrued liabilities	38,206
Accounts payable	41,598

Total current liabilities	79,804

Economic dependence and commitments (Notes 2, 3 and 4)

Stockholders’ equity:
Common stock, no par value; 75,000 shares authorized, 75,000 shares issued and outstanding	100,000
Retained earnings	281,038

Total stockholders’ equity	381,038

Total	$460,842

See accompanying Notes to Financial Statements.

LA JOLLA INTERNET PROPERTIES, INC.

Statement of Earnings

For the Period from May 14, 2004 (Inception) to December 31, 2004

Revenues	$688,186
Cost of revenues	279,541

Gross profit	408,645
General and administrative expense	127,607

Net earnings	$281,038

Basic earnings per share	$3.75

See accompanying Notes to Financial Statements.

LA JOLLA INTERNET PROPERTIES, INC.

Statement of Stockholders’ Equity

For the Period from May 14, 2004 (Inception) to December 31, 2004

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at May 14, 2004	—	$—	—	—	—
Issuance of common stock	75,000	—	100,000	—	100,000
Net earnings	—	—	—	281,038	281,038

Balance at December 31, 2004	75,000	$—	100,000	281,038	381,038

See accompanying Notes to Financial Statements.

LA JOLLA INTERNET PROPERTIES, INC.

Statement of Cash Flows

For the Period from May 14, 2004 (Inception) to December 31, 2004

Cash flows from operating activities:
Net earnings	$281,038
Adjustment to reconcile net earnings to net cash used in operating activities:
Increase in accounts receivable	(307,600)
Increase in due from affiliate	(80,000)
Increase in prepaid expenses and other	(6,342)
Increase in accounts payable	41,598
Increase in accrued liabilities	38,206

Net cash used in operating activities	(33,100)

Cash flows from financing activity-
Proceeds from sale of common stock	100,000

Net increase in cash	66,900

Cash at beginning of period	—

Cash at end of period	$66,900

Supplemental disclosure of cash flow information-
Cash paid during the year for-
Interest	$—

See accompanying Notes to Financial Statements.

LA JOLLA INTERNET PROPERTIES, INC.

Notes to Financial Statements

December 31, 2004 and for the Period from

May 14, 2004 (Inception) to December 31, 2004

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business. La Jolla Internet Properties, Inc. (the “Company”) operates in the pay-per-click search engine and internet advertising industries. As discussed in Note 4 the Company became a wholly-owned subsidiary of InterSearch Group, Inc. effective February 11, 2005.

Summary of Significant Accounting Policies. A summary of the significant accounting policies followed in preparing the accompanying financial statements is set forth below.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Uncollectible Receivables. An allowance for uncollectible accounts receivable is recorded based on a combination of write-off history, aging analysis and any specific known troubled accounts. However at December 31, 2004 no allowance for uncollectible accounts receivable was necessary due to subsequent collection of substantially all accounts receivable.

Revenue Recognition. Pay-for-performance search results are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on a search result.

The Company has agreements with various entities, networks of Web properties that have integrated the Company’s search service into their sites, to provide pay-for-performance search results. The Company pays these entities based on click-throughs on these listings. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue derived from pay-for-performance search results related to traffic supplied by these entities is reported gross of the payment to these entities. This revenue is reported gross primarily due to the fact that the Company is the primary obligor to the customers of the pay-for-performance search services.

Traffic Acquisition Costs. The Company enters into agreements of varying duration with certain entities that integrate the Company’s pay-for-performance search service into their sites. The Company expenses, as cost of revenues, traffic acquisition costs based on a percentage of revenue, number of paid introductions, number of searches, or other metric based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

Income Taxes. The stockholders of the Company have elected to be taxed as an S- Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

Earnings Per Share. Basic earnings per share is based on the weighted-average number of common shares outstanding during the period. There were no common stock equivalents.

LA JOLLA INTERNET PROPERTIES, INC.

Notes to Financial Statements—(Continued)

(2) Accounts Receivable and Economic Dependence

A substantial portion of the Company’s revenues are generated as a result of a contract with an internet service provider (“ISP”). The contract allows the Company to display search results generated by the ISP on behalf of the Company’s customers. The contract is for a period of three years expiring May 24, 2008. Accounts receivable at December 31, 2004 included $299,738 due from the ISP all, of which was collected in 2005.

(3) Commitments

The Company leases its office facility under an operating lease with an initial term of one year. The lease contains a renewal option for one year. Rent expense was $3,978 for the period ended December 31, 2004 and rental commitments totaled $3,000 at December 31, 2004.

(4) Related Party Transactions

The Company advanced a related entity $80,000 during the period ended December 31, 2004. The advance was repaid in January 2005.

(5) Subsequent Event

On February 11, 2005 InterSearch Group, Inc. (“InterSearch”) acquired all of the outstanding common stock of the Company in exchange for 100,000 shares of Series B preferred stock of InterSearch and the Company became a wholly-owned subsidiary of InterSearch.

Independent Auditors’ Report

DotCom Corporation

Cary, North Carolina:

We have audited the accompanying balance sheets of DotCom Corporation (the “Company”) at December 31, 2004 and 2003, and the related statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

September 22, 2005

DOTCOM CORPORATION

Balance Sheets

	June 30, 2005	December 31,
		2004	2003
	(Unaudited)
Assets
Current assets:
Cash	$516,826	234,357	402,026
Accounts receivable	203,119	48,708	10,860

Total current assets	719,945	283,065	412,886
Due from related party	47,996	124,868	100
Office equipment, net	37,301	26,384	25,013
Other assets	27,442	28,495	17,767

Total	$832,684	462,812	455,766

Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	—	300,000	287,903
Accrued liabilities	69,210	49,460	31,047
Accounts payable	30,978	13,584	34,186

Total current liabilities	100,188	363,044	353,136

Commitments (Notes 2 and 5)

Stockholders’ equity:
Common stock, no par value; 1,000,000 shares authorized, 605,050 shares issued	—	—	—
Additional paid-in capital	116,079	116,079	116,079
Retained earnings	646,012	13,284	16,146
Treasury stock, at cost (2,000 shares)	(29,595)	(29,595)	(29,595)

Total stockholders’ equity	732,496	99,768	102,630

Total	$832,684	462,812	455,766

See accompanying Notes to Financial Statements.

DOTCOM CORPORATION

Statements of Earnings

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Revenues	$1,637,215	1,862,916	2,119,810	2,477,574

Operating costs and expenses:
Employee compensation and benefits	727,214	586,571	1,234,456	978,789
Selling, general and administrative expense	217,642	199,136	309,567	286,896
Advertising	59,631	106,324	124,806	189,579

Total operating costs and expenses	1,004,487	892,031	1,668,829	1,455,264

Net earnings	$632,728	970,885	450,981	1,022,310

Basic earnings per share	$1.05	1.60	.75	1.69

See accompanying Notes to Financial Statements.

DOTCOM CORPORATION

Statements of Stockholders’ Equity

Years Ended December 31, 2004 and 2003 and for the Period

from January 1, 2005 to June 30, 2005 (Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2002	604,391	$—	106,535	5,297	—	111,832
Dividends	—	—	—	(1,011,461)	—	(1,011,461)
Proceeds from sale of common stock	659	—	9,544	—	—	9,544
Treasury stock purchase, 2,000 shares, at cost	—	—	—	—	(29,595)	(29,595)
Net earnings	—	—	—	1,022,310	—	1,022,310

Balance at December 31, 2003	605,050	—	116,079	16,146	(29,595)	102,630
Dividends	—	—	—	(453,843)	—	(453,843)
Net earnings	—	—	—	450,981	—	450,981

Balance at December 31, 2004	605,050	—	116,079	13,284	(29,595)	99,768
Net earnings (unaudited)	—	—	—	632,728	—	632,728

Balance at June 30, 2005 (unaudited)	605,050	$—	116,079	646,012	(29,595)	732,496

See accompanying Notes to Financial Statements.

DOTCOM CORPORATION

Statements of Cash Flows

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003
	(Unaudited)
Cash flows from operating activities:
Net earnings	$632,728	970,885	450,981	1,022,310
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation	4,135	4,147	7,180	6,530
Increase in accounts receivable	(154,411)	(5,619)	(37,848)	(7,171)
(Decrease) increase in deferred revenue	(300,000)	(292,958)	12,097	(3,999)
Increase (decrease) in accounts payable	17,394	23,125	(20,602)	31,171
Increase (decrease) in accrued liabilities	19,750	9,541	18,413	(35)
Decrease (increase) in due from related party	76,872	(1,000)	(124,768)	(100)
Decrease (increase) in other assets	1,053	(19,347)	(10,728)	(11,384)

Net cash provided by operating activities	297,521	688,774	294,725	1,037,322

Cash flows from investing activity-
Purchase of office equipment	(15,052)	—	(8,551)	(17,657)

Cash flows from financing activities:
Dividends	—	(291,591)	(453,843)	(1,011,461)
Proceeds from sale of common stock	—	—	—	9,544
Treasury stock purchase, at cost	—	—	—	(29,595)

Net cash used in financing activities	—	(291,591)	(453,843)	(1,031,512)

Net increase (decrease) in cash	282,469	397,183	(167,669)	(11,847)
Cash at beginning of year	234,357	402,026	402,026	413,873

Cash at end of year	$516,826	799,209	234,357	402,026

See accompanying Notes to Financial Statements.

DOTCOM CORPORATION

Notes to Financial Statements

June 30, 2005 (Unaudited) and December 31, 2004 and 2003 and

For the Six Months Ended June 30, 2005 and 2004 (Unaudited) and

For the Years Ended December 31, 2004 and 2003

(1) Description of Business and Summary of Significant Accounting Policies

Description of Business. DotCom Corporation (the “Company”) is engaged principally in the business of owning and operating an internet domain known as IRS.com.

Summary of Significant Accounting Policies. A summary of the significant accounting policies followed in preparing the accompanying financial statements is set forth below.

Unaudited Information. The accompanying financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 are unaudited, however in the opinion of management, all adjustments necessary for the fair presentation of the financial statements have been included. All such adjustments are of a normal recurring nature. The results for the six months ended June 30, 2005 are not necessarily indicative of the results which may be expected for the entire year.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also effect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Equipment. Office equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Allowance for Uncollectible Receivables. An allowance for uncollectible accounts receivable is recorded based on a combination of write-off history, aging analysis and any specific known troubled accounts. At June 30, 2005 (unaudited) and December 31, 2004 and 2003, no allowance was necessary due to subsequent collection of all accounts receivable outstanding at June 30, 2005 (unaudited) and December 31, 2004 and 2003.

Deferred Revenue. Deferred revenue represents a customer prepayment that is recognized as revenue as fees are earned as a result of customers referred from the Company’s internet domain to this customers’ website who engage in certain transactions for which the Company is entitled to a fee.

Revenue Recognition. Revenues are recognized when customers visiting IRS.com click on a link and engage in certain transactions on the link website for which the Company receives a fee.

Advertising. Media advertising costs are expensed as incurred.

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes all items of income and expense flow through to its stockholders, therefore no provision for income taxes has been reflected in these financial statements.

Basic Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average of common shares outstanding. There were no common stock equivalents during the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003.

DOTCOM CORPORATION

Notes to Financial Statements—(Continued)

(2) Office Equipment

Office equipment consist of the following:

	June 30, 2005	December 31,
		2004	2003
	(Unaudited)
Office furniture and equipment	$65,446	51,263	42,712
Software	1,857	1,857	1,857

Total, at cost	67,303	53,120	44,569
Less accumulated depreciation	30,002	26,736	19,556

Office equipment, net	$37,301	26,384	25,013

The Company leases its facilities under an operating lease with an initial term of seventeen months. Rental expense was approximately $12,220, $7,200, $16,850 and $14,400 for the six months ended June 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004 and 2003. Approximate future minimum rentals under this lease are as follows:

Year Ended	At June 30, 2005	At December 31, 2004
	(Unaudited)
2005	$14,100	$28,200
2006	7,050	7,050

	$21,150	$35,250

(3) Economic Dependence and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. During the normal course of business, the Company extends credit to customers. The financial position and payment history of each customer has been considered in determining the allowance for uncollectible receivables. Concentrations of credit risk with respect to accounts receivable result from the Company providing services to entities operating within the internet domain industry. The Company’s top four customers accounted for approximately 81%, 85%, 83% and 80% of revenues during the six months ended June 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004 and 2003, respectively. These same customers represented approximately 16%, 89% and 65% of accounts receivable at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively.

(4) Related Party Transactions

Due from related party at June 30, 2005 (unaudited) and December 31, 2004 and 2003 of $47,996, $124,868 and $100, respectively, represent noninterest bearing working capital advances to an entity affiliated through common ownership and management. During the six months ended June 30, 2005 and 2004 and the year ended December 31, 2004, the Company performed certain administrative management and operational activities totaling $440,491, $0 and $216,283 for this entity at no charge.

(5) Definitive Agreement Disclosure

The Company has entered into a Definitive Agreement with InterSearch Group, Inc. (InterSearch) to sell the Domain Asset www.irs.com for $11,150,000. The Agreement calls for $5,000,000 in cash at the time of closing

DOTCOM CORPORATION

Notes to Financial Statements—(Continued)

and $6,150,000 in InterSearch common stock, representing 41 million shares, to be held in Escrow. The escrowed stock is callable at any time by InterSearch for $6,150,000. InterSearch is required to call the stock if a Primary Public Offering is executed and must call by August 12, 2006. If InterSearch fails to call the stock by August 12, 2006 it will be in default and the domain asset www.irs.com will revert back to the Company. In addition, in the event of default the Company will retain all previously paid proceeds.

(6) 401(K) Retirement Plan

The Company has a Section 401(k) deferred contribution plan covering all employees who have attained age 21. Each year the Company may make a discretionary contribution. The Company’s contributions for the six months ended June 30, 2005 and 2004 (unaudited) and the years ended December 31, 2004 and 2003 were $34,498, $26,236, $57,586 and $44,821, respectively.

Pro Forma Condensed Combined Statements of Operations

The following Pro Forma Condensed Combined Statements of Operations reflect the consolidated results of operations of the Company for the nine months ended September 30, 2005 and for the year ended December31, 2004 after giving effect to the acquisitions of certain assets of DotCom Corporation on September 29, 2005 and the reverse acquisition of Walnut Ventures and InterSearch which effectively resulted in the acquisition of InterSearch Corporate Services (“ICS”) formerly known as Corporate Consulting Services, Inc. on December 10, 2004. The Company accounted for these acquisitions under the purchase method of accounting. The statements are based on the assumptions explained in this section and in the Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations. The Pro Forma Condensed Combined Statement of Operations do not necessarily reflect the results of operations as they would have been if the Company consummated this acquisition during the nine months ended September 30, 2005 or year ended December 31, 2004. The information presented should be read in conjunction with the separate consolidated financial statements and notes thereto of the Company, the respective Management’s Discussion and Analysis of Financial Condition and Results of Operations and the other unaudited pro forma financial information, all included elsewhere in this document.

Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2004			Pro Forma Adjustments For Merger
	InterSearch Group, Inc.	DotCom Corporation	InterSearch Corporate Services, Inc.	Debit		Credit		Pro Forma Combined
		(Unaudited)
Revenues	$12,749,870	2,119,810	2,290,219	—		—		17,159,899
Cost of revenues	7,282,751	—	1,615,112	—		—		8,897,863

Gross profit	5,467,119	2,119,810	675,107	—		—		8,262,036
General and administrative expense	3,721,373	1,668,829	706,466	859,786	(1)	—		6,956,454

Earnings (loss) from operations	1,745,746	450,981	(31,359)	859,786	(1)	—		1,305,582
Interest expense	10,274	—	34,678	—		—		44,952
Other income	—	—	6,500	—		—		6,500

Earnings (loss) before income taxes	1,735,472	450,981	(59,537)	859,786	(1)	—		1,267,130
Income taxes	447,162	—	—	410,661	(2)	343,914	(3)	513,909

Net earnings (loss)	1,288,310	450,981	(59,537)	1,270,447		343,914		753,221
Preferred stock dividends	40,000	—	—	440,000	(5)	—		480,000

Net earnings (loss) available to common stockholders	$1,248,310	450,981	(59,537)	1,710,447		343,914		273,221

Basic earnings per share	$.08

Diluted earnings per share	$.07

Pro forma weighted-average shares outstanding:
Basic								25,328,942	(4)

Diluted								32,061,920	(4)

Pro forma basic earnings per share								$.01

Pro forma diluted earnings per share								$.01

Pro Forma Condensed Combined Statement of Operations

	Nine Months Ended September 30, 2005		Pro Forma Adjustments For Merger				Pro Forma Combined
	InterSearch Group, Inc.	DotCom Corporation
			Debit		Credit
	(Unaudited)
Revenues	$12,581,383	1,749,656	—		—		14,331,039
Costs of revenues	6,700,813	—	—		—		6,700,813

Gross profit	5,880,570	1,749,656	—		—		7,630,226
General and administrative expense	4,063,932	1,445,957	644,840	(1)	—		6,154,729

Earnings from operations	1,816,638	303,699	644,840	(1)	—		1,475,497
Interest expense	109,898	—	—		—		109,898

Earnings before income taxes	1,706,740	303,699	644,840	(1)	—		1,365,599
Income taxes	670,815	—	152,934	(2)	257,936	(3)	565,813

Net earnings	1,035,925	303,699	794,774		257,936		799,786
Preferred stock dividends	496,425	—	—		—		496,425

Net earnings available to common stockholders	$539,500	303,699	794,774		257,936		303,361

Basic earnings per share	$.04						—

Diluted earnings per share	$.03						—

Weighted-average shares outstanding:
Basic							21,291,646

Diluted							28,251,053

Pro forma basic earnings per share							$.01

Pro forma diluted earnings per share							$.01

Notes to Pro Forma Condensed Combined Statements of Operations

The pro forma condensed combined statements of operations assumes that the acquisition of certain DotCom assets and the reverse acquisition between Walnut Ventures, InterSearch Group, Inc., and InterSearch Corporate Services, Inc. (“ICS”) occurred on January 1, 2004. The acquisitions were accounted for as a purchase transactions and, in accordance with generally accepted accounting principles, the purchase price was allocated to specifically identifiable intangible assets as determined by external appraisals. The only purchase accounting adjustment associated with ICS consisted of goodwill.

The pro forma condensed combined statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004, assumes the proposed acquisition was consummated on January 1, 2004.

(1)	Reflects the amortization of internet domain name resulting from the acquisition using the straight-line method over a period of fifteen years.

(2)	Includes the pro forma income tax adjustment for S-Corporation periods for InterSearch Group, Inc. and Subsidiaries for InterSearch as well as income taxes for the year ended December 31, 2004 for DotCom Corporations as follows:

	Year Ended December 31,	Nine Months Ended September 30,
	2004	2005
InterSearch Group, Inc.	$254,084	31,454
DotCom Corporation	180,392	121,480
InterSearch Corporate Services, Inc.	(23,815)	—

	$410,661	152,934

(3)	Reflects the tax effect (40% effective tax rate) of the amortization.

(4)	Weighted average shares outstanding are as follows (adjusted for the 1 for 40 reverse common stock split).

	Year Ended December 31,	Nine Months Ended September 30,
	2004	2005
Weighted-average number of common shares outstanding to calculate basic earnings per common share	$16,029,318	14,016,646
Common stock issued in connection with reverse merger with InterSearch and InterSearch Corporate Services	2,024,624	—
Common stock issued in connection with purchase of domain business from DotCom Corporation	1,025,000	1,025,000
Common stock sold to finance asset purchase from DotCom Corporation	6,250,000	6,250,000
Weighted-average shares outstanding for basic	25,328,942	21,291,646
Effect of dilutive common stock options	531,231	757,660
Effect of dilutive common stock warrants	6,201,747	6,201,747

Weighted-average number of shares outstanding for diluted	$32,061,920	28,251,053

(5)	Adjustment for preferred stock dividends related to the reverse acquisition with ICS.

Notes to Pro Forma Condensed Combined Statements of Operations—(Continued)

The following table sets for the pro forma effect in future periods on the results of operations resulting from amortization of the internet domain in connection with the acquisitions. The actual effect of the amortization of the domain costs may vary if the actual life is shorter than the 15 year estimate.

	(Increase (Decrease) in Net Earnings
	Amortization of Domain Costs	Income Tax Effect	Net Effect on Results of Operations
For the Year Ended December 31:
2005	$214,946	85,979	128,967
2006	859,786	343,914	515,872
2007	859,786	343,914	515,872
2008	859,786	343,914	515,872
2009	859,786	343,914	515,872
2010	859,786	343,914	515,872
2011	859,786	343,914	515,872
2012	859,786	343,914	515,872
2013	859,786	343,914	515,872
2014	859,786	343,914	515,872
2015	859,786	343,914	515,872
2016	859,786	343,914	515,872
2017	859,786	343,914	515,872
2018	859,786	343,914	515,872
2019	859,786	343,914	515,872
2020	644,840	257,936	386,904

Total	$12,896,790	5,158,711	7,738,079

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

The Florida Business Corporation Act, or FBCA, permits a Florida corporation to indemnify any person who may be a party to any third party proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, against liability incurred in connection with such proceeding (including any appeal thereof) if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The FBCA permits a Florida corporation to indemnify any person who may be a party to a derivative action if such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding (including appeals), provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification shall be made for any claim, issue, or matter for which such person is found to be liable unless, and only to the extent that, the court determines that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

The FBCA provides that any indemnification made under the above provisions, unless pursuant to a court determination, may be made only after a determination that the person to be indemnified has met the standard of conduct described above. This determination is to be made by a majority vote of a quorum consisting of the disinterested directors of the board of directors, by duly selected independent legal counsel, or by a majority vote of the disinterested stockholders. The board of directors also may designate a special committee of disinterested directors to make this determination. Notwithstanding, the FBCA provides that a Florida corporation must indemnify any director, or officer, employee or agent of a corporation who has been successful in the defense of any proceeding referred to above.

Notwithstanding the foregoing, the FBCA provides, in general, that no director shall be personally liable for monetary damages to our company or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) unlawful distributions, (iv) with respect to a proceeding by or in the right of the company to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the company, or willful misconduct, or (v) with respect to a proceeding by or in the right of someone other than the company or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk: (a) known, or so obvious that it should have been known, to the directors; and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

The FBCA further provides that the indemnification and advancement of payment provisions contained therein are not exclusive and it specifically empowers a corporation to make any other further indemnification or advancement of expenses under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise, both for actions taken in an official capacity and for actions taken in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director or officer were material to the adjudicated cause of action and the director or officer (a) violated criminal law, unless the director or officer had reasonable cause to believe his conduct was unlawful, (b) derived an improper personal benefit from a transaction, (c) was or is a director in a circumstance where the liability for unlawful distributions applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a stockholder.

We have adopted provisions in our articles of incorporation and bylaws providing that our directors, officers, employees, and agents shall be indemnified to the fullest extent permitted by Florida law. Additionally, our bylaws permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our articles or incorporation or bylaws permit such indemnification. We have purchased such insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our articles of incorporation and bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for any and all expenses, including attorneys’ fees, judgments, witness fees, damages, fines, and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Item 25. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses relating to this registration of our common stock. All amounts are estimates, except for the Securities and Exchange Commission registration fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee		$8,265
Transfer agent and Registrar expenses and fees		*
Printing and engraving expenses		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Directors and officers insurance premium		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 26. Recent Sales of Unregistered Securities.

We have issued the following securities within the past three years without registering the securities under the Securities Act of 1933:

1. In October 2004, we issued a total of 964,109 shares of our common stock, and notes in aggregate principal amount of $129,104, to the shareholders of Corporate Consulting Services, Inc., as merger consideration in connection with the merger of Corporate Consulting Services, Inc. into a wholly-owned subsidiary of our company. In addition, in connection with this merger, we issued a total of 787,764 additional shares of our common stock to holders of debt of our company, in consideration for the conversion of $1,575,529 of company debt.

2. In December 2004, we issued a total of 1,343,376 shares of our common stock, 3,436,068 shares of our series A preferred stock, and notes in aggregate principal amount of $801,900, to the shareholders of Walnut Ventures, Inc., as merger consideration in connection with the merger of Walnut Ventures, Inc. into a wholly-owned subsidiary of our company.

3. In February 2005, we issued a total of 2,500 shares of our Series B Preferred Stock to the shareholders of La Jolla Internet Properties, Inc., as merger consideration in connection with the merger of La Jolla Internet Properties, Inc. into a wholly-owned subsidiary of our company.

4. In September 2005, we issued and sold 6,250,000 shares of our common stock to Barron Partners L.P. at a purchase price of $0.80 per share. In addition, we issued to Barron Partners L.P. warrants to purchase up to 6,250,000 shares of our common stock at an exercise price of $1.20 per share. In connection with this transaction, we issued to GunnAllen Financial, Inc. a warrant to purchase 625,000 shares of our common stock at an exercise price of $0.80 per share, as consideration for acting as placement agent.

5. In connection with the Barron Partners financing transaction in September 2005, we effected a recapitalization of our capital stock, by which we converted (i) all outstanding shares of our Series A Preferred Stock into 13,367,847 shares of our common stock; (ii) all outstanding shares of our Series B Preferred Stock into 25,000 shares of our common stock; and (iii) certain outstanding notes into 764,628 shares of our common stock.

6. In October 2005, we issued and sold 390,625 shares of our common stock to 10 individuals at a purchase price of $1.60 per share in a private placement. In connection with this transaction, we issued to GunnAllen Financial, Inc. a warrant to purchase 39,063 shares of our common stock at an exercise price of $1.60 per share, as consideration for acting as placement agent.

7. Since our inception, we have granted stock options under our stock option plan covering an aggregate of 787,500 shares of common stock (net of expirations and cancellations) as of October 19, 2005, at exercise prices ranging from $0.16 to $1.02 per share. Of these, no options to purchase shares of common stock have been exercised as of October 19, 2005.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs 1 through 6 by virtue of Section 4(2) of the Securities Act and by virtue of Rule 506 of Regulation D. Such sales and issuances did not involve any public offering, were made without general solicitation or advertising and each purchaser was an accredited investor with access to all relevant information necessary to evaluate the investment and represented to us that the shares were being acquired for investment.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraph 7 by virtue of Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

No underwriters were employed in any of the above transactions.

Item 27. Exhibits and Financial Statement Schedules.

Exhibit Number	Description of Document
2.1	Agreement and Plan of Merger, dated October 27, 2004, by and among MBSL Group, Inc., Corporate Consulting Services Acquisition Corporation, Corporate Consulting Services, Inc. and the Company Shareholders listed on the signature pages thereto.

2.2	Agreement and Plan of Merger, dated December 10, 2004, by and among InterSearch Group, Inc., Walnut Ventures Acquisition Corporation, Walnut Ventures, Inc. and the Company Shareholders listed on the signature pages thereto.

2.3	Agreement and Plan of Merger, dated February 9, 2005, by and among InterSearch Group, Inc., La Jolla Acquisition Corporation, La Jolla Internet Properties, Inc. and the Company Shareholders listed on the signature pages thereto.

2.4	Amended and Restated Asset Purchase Agreement, dated September 23, 2005, between DotCom Corporation and InterSearch Group, Inc., as amended.

3.1	Amended and Restated Articles of Incorporation, as amended.

3.2	Amended and Restated Bylaws.

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Form of Common Stock Certificate.

4.3	Form of Warrant to Barron Partners L.P.

4.4	Registration Rights Agreement, dated September 26, 2005, between InterSearch Group, Inc. and Barron Partners L.P.

4.5	Form of Registration Rights Agreement, dated October 7, 2005, between InterSearch Group, Inc. and GunnAllen Financial, Inc., Craig Black, Jeremiah Callaghan, Terrell Jones, Louis Kaiser, Stuart Kaiser, L. Wayne LeRoux, Russell Mahy, Mitchell Scott, Jeffrey Sime and William Zelasko.

4.6*	Form of Warrant to GunnAllen Financial, Inc.

5.1*	Opinion of Foley & Lardner LLP.

10.1	Silicon Valley Bank Loan and Security Agreement, dated December 10, 2004, between Silicon Valley Bank and Walnut Ventures, Inc., Corporate Consulting Services, Inc., and InterSearch Group, Inc., as amended.

10.2	InterSearch Group, Inc. 2004 Equity Incentive Plan, as amended.

10.3	Form of Incentive Stock Option Award Agreement.

10.4	Memorandum of Agreement, dated June 10, 2005, between Smash Clicks LLC and InterSearch Group, Inc.

10.5	Office Lease, dated September 21, 2005, between HCV Pacific Investors V and InterSearch Group, Inc.

10.6*	Employment Agreement, dated December 10, 2004, between InterSearch Group, Inc. and Gary W. Bogatay.

10.7*	Employment Agreement, dated December 10, 2004, between InterSearch Group, Inc. and Andrew Keery.

10.8*	Employment Agreement, dated December 10, 2004, between InterSearch Group, Inc. and Steven Ernst.

10.9*	Employment Agreement, dated December 10, 2004, between InterSearch Group, Inc. and Daniel M. O’Donnell.

Exhibit Number	Description of Document
10.10*	Employment Agreement, dated December 10, 2004, between InterSearch Group, Inc. and Robert E. Hoult.

10.11	Form of Noncompete Agreement between InterSearch Group, Inc. and Gary W. Bogatay, Frank J. McPartland, Steve Ernst, Robert Hoult, Andrew Keery, and Daniel M. O’Donnell.

10.12	Amended and Restated Consulting Agreement, dated October 16, 2005, between GP Strategic Ventures, Inc. and InterSearch Group, Inc.

10.13	Settlement Agreement, dated November 18, 2005, between Smash Clicks, LLC, InterSearch Group, Inc. and DotCom Corporation.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Accounting Firm.

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

*	To be filed by amendment

All financial statement schedules have been omitted because they are inapplicable or not required and because the information is included elsewhere in the consolidated financial statements or notes thereto.

Item 28. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt deliver to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of San Francisco, State of California, on November 23, 2005.

INTERSEARCH GROUP, INC.

By:	/s/ DANIEL M. O’DONNELL
Daniel M. O’Donnell President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated. Each person whose signature appears below constitutes and appoints Daniel M. O’Donnell and Gary W. Bogatay, Jr. and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any Rule 462(b) registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either or them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature		Title	Date

By:	/s/ DANIEL M. O’DONNELL Daniel M. O’Donnell	President and Chief Executive Officer; Director (Principal Executive Officer)	November 23, 2005

By:	/s/ GARY W. BOGATAY, JR. Gary W. Bogatay, Jr.	Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer)	November 23, 2005

By:	/s/ FRANK MCPARTLAND Frank McPartland	Chairman of the Board	November 23, 2005

By:	/s/ T. RADFORD HAZELIP T. Radford Hazelip	Director	November 23, 2005

By:	/s/ JOHN TERLIP John Terlip	Director	November 23, 2005